  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 1998.

                                                REGISTRATION NO. 333-56289
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 1 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                           STRATEGIX SOLUTIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
        DELAWARE                     7363
     (State or other     (Primary Standard Industrial      59-3513241
     jurisdiction of      Classification Code Number)     (I.R.S. Employer
    incorporation or                                     Identification No.)
      organization)
                             ONE INDEPENDENT DRIVE
                          JACKSONVILLE, FLORIDA 32202
                                (904) 360-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                              MARC M. MAYO, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           STRATEGIX SOLUTIONS, INC.
                             ONE INDEPENDENT DRIVE
                          JACKSONVILLE, FLORIDA 32202
                                (904) 360-2000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
      JOSEPH L. SEILER III, ESQ.              STEVEN L. GROSSMAN, ESQ.
LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.          O'MELVENY & MYERS LLP
         125 WEST 55TH STREET            1999 AVENUE OF THE STARS, 7TH FLOOR
     NEW YORK, NEW YORK 10019-5389       LOS ANGELES, CALIFORNIA 90067-6035

                               ----------------
APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following the box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                 PROPOSED
                                                 MAXIMUM         PROPOSED
    TITLE OF EACH CLASS OF      AMOUNT TO BE  OFFERING PRICE  MAXIMUM AGGREGATE     AMOUNT OF
 SECURITIES TO BE REGISTERED   REGISTERED (1)    PER UNIT     OFFERING PRICE(2)  REGISTRATION FEE
-------------------------------------------------------------------------------------------------
 Common Stock, par value
  $0.01 per share...........                       $            $175,000,000         $51,625

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Includes    shares which the Underwriters have the option to purchase
    solely to cover over-allotments

(2) Estimated solely for purposes of calculating the registration fee.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 20, 1998

                                       SHARES

                           STRATEGIX SOLUTIONS, INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                  -----------

  All of the     shares of Common Stock offered hereby are being sold by the
Company.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price per share will be between $    and $   . For factors to be considered in
determining the initial public offering price, see "Underwriting."

  The Company is an indirect wholly-owned subsidiary of AccuStaff Incorporated ("AccuStaff"). Upon completion of the Offering, AccuStaff will own approximately % of the outstanding Common Stock of the Company and will continue to control the Company. AccuStaff has advised the Company that, subject to certain conditions, AccuStaff intends to distribute its ownership interest in the Company in 1999 by means of a tax-free distribution to AccuStaff's stockholders. See "The Reorganization and Proposed Spin-off", "Principal Stockholder" and "Certain Relationships and Related Transactions."

  SEE "RISK FACTORS" ON PAGE 9 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  Application has been made to list the Common Stock on the New York Stock Exchange under the symbol "STG."

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

                                  -----------

                                  INITIAL PUBLIC     UNDERWRITING     PROCEEDS TO
                                  OFFERING PRICE     DISCOUNT(1)      COMPANY(2)
                                  --------------     ------------     -----------
Per Share......................         $                 $                $
Total (3)......................       $                 $                $

-----
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $    payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase
    up to an additional    shares at the initial public offering price per
    share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $ , $ and $ , respectively. See "Underwriting."

                                  -----------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on
or about     , 1998, against payment therefor in immediately available funds.

                              JOINT LEAD MANAGERS:
GOLDMAN, SACHS & CO.                                       ROBERT W. BAIRD & CO.
                                                               INCORPORATED
         LEHMAN BROTHERS

                                  -----------

                   The date of this Prospectus is     , 1998.

                        STRATEGIX SOLUTIONS, INC.

      (MAP OF CONTINENTAL UNITED STATES HIGHLIGHTING THE MARKETS IN

                WHICH THE COMPANY'S OFFICES ARE LOCATED.)

                               ----------------
  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                               ----------------

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Prospective investors should read the Prospectus in its entirety. As used in this Prospectus, "Company" means Strategix Solutions, Inc. and, unless the context otherwise requires, its subsidiaries. The Company's sole shareholder before the Offering is Career Horizons, Inc., a subsidiary of AccuStaff Incorporated, a Florida corporation that is listed on the New York Stock Exchange ("NYSE"). As described under the heading "The Reorganization and the Proposed Spin-off," AccuStaff Incorporated has announced that it intends, upon shareholder approval, to change its name to "Modis Professional Services, Inc." during 1998. Unless otherwise indicated, the information in this Prospectus
assumes: (i) an initial public offering price of $    per share of Common Stock
(representing the mid-point of the estimated price range); (ii) all financial data and ratios presented herein have been prepared using generally accepted accounting principles ("GAAP"); (iii) the consummation of transactions other than the Spin-off described herein under the heading "The Reorganization and Proposed Spin-off"; and (iv) no exercise of the Underwriters' over-allotment option. As used herein, references to the "Company" include the historical operating results and activities of, and assets and liabilities assigned to, the businesses and operations which comprise the Company as of the date hereof after giving effect to the transactions other than the Spin-off described herein under the heading "The Reorganization and Proposed Spin-off." The historical financial information of the Company included in the Prospectus reflects the results of operations, financial position, stockholder's equity and cash flows of the businesses to be transferred to the Company from AccuStaff in the reorganization described under the heading, "The Reorganization and Proposed Spin-off", as if the Company were a separate entity for all periods presented.

                                  THE COMPANY

OVERVIEW

  Strategix Solutions, Inc. (the "Company") is, on the basis of revenues, a leading national provider of business services that primarily include diversified staffing and outsourcing services to businesses and government agencies. The Company was formed in May 1998 in connection with the Reorganization (as defined below) and represents the commercial businesses of AccuStaff Incorporated ("AccuStaff"). The Company will operate in two divisions, Specialized Solutions and Traditional Staffing Services. The Company provides its services through a network of 341 Company owned offices and 36 franchised offices, with centralized support including marketing and back office support. In the year ended December 31, 1997, the Company generated revenues of $1.3 billion and supplied approximately 250,000 employees to clients in 36 states and the District of Columbia. On a pro forma basis, after eliminating results of operations that have been sold or that are in the process of being terminated, 1997 revenues were approximately $1.0 billion. The Company has experienced rapid pro forma revenue growth from $312 million in 1992 through both acquisitions and internal growth.

  The Specialized Solutions division provides sophisticated customized solutions to customers including high-end office support and office automation resources, desktop publishing, outsourcing, mid-level information technology ("IT") staffing, web-site design and development, and end-user IT training. This division also provides staffing of scientific skills for biotechnology and pharmaceutical customers and skilled "light technical" staffing for electronics and other component manufacturers. In addition, through this division, the Company provides technical support for end-users including telecommunication companies. The Company provides this specialized expertise under various brand names. The division's Office Specialists, Excel, Richard Michael Group and Placers brands provide high-end office support and office automation resources. The e-Staff brand provides services such as desktop publishing. The Strategix and HR Management brands offer turn-key outsourcing services. The Mindsharp Learning Centers brand offers a wide range of end-user IT training. The Specialized Solutions division, which had revenues of $341 million in 1997, representing 34% of the Company's revenues on a pro forma basis, operates through 124 offices in 20 states and the District of Columbia.

  The Traditional Staffing Services division primarily provides clerical, secretarial and, to a lesser extent, light industrial staffing, primarily under the AccuStaff brand name. The office services unit, which accounts for approximately 78% of the division's staffing revenue, supplies a wide variety of secretarial, clerical, word processing, and office automation employees to perform skilled tasks, as well as reception, copying, filing, and other miscellaneous office services. This division also provides customer care and telemarketing services for businesses. The light industrial unit, which accounts for approximately 22% of the division's staffing revenue, supplies employees for light industrial positions such as unskilled assembly and packaging, light-duty warehouse work, inventory and other light-duty, labor intensive tasks. This division also provides on-site management programs for numerous clients where the Company's staffing employees constitute a significant portion of a client's workforce. The Traditional Staffing Services division, which had revenues of $655.7 million in 1997 representing 66% of the Company's revenues on a pro forma basis, operates through 253 offices (including franchised offices) in 32 states and the District of Columbia.

OPERATING STRATEGY

  The Company's goal is to be the leading provider of quality business solutions such as strategic staffing and outsourcing. The Company intends to achieve its goal through a focused operating strategy. The key elements of this operating strategy include: (i) enhancing its position as a provider of both specialized and traditional staffing services through a broad range of customized, value-added services; (ii) pursuing a targeted marketing strategy that focuses on high growth customers and high skill segments; (iii) recruiting, training and retaining qualified employees; (iv) capitalizing on its strong reputation and brand names; (v) operating decentralized, entrepreneurial branches with centralized support; and (vi) leveraging its existing infrastructure and technology to further achieve economies of scale, to enhance its ability to strengthen client relationships and to support growth in operations through existing back-office operations.

GROWTH STRATEGY

  The Company pursues a focused growth strategy designed to achieve both increased revenue and earnings. The key elements of this growth strategy are as follows:

  INTERNAL GROWTH

  The Company's internal growth strategy includes: (i) positioning in market locations, customer segments and skill segments that value high levels of service; (ii) increasing penetration of existing markets and expanding into contiguous markets; (iii) changing the mix of business; (iv) growing the Company's specialized businesses, including its outsourcing, mid-level IT services and training services; and (v) cross-selling services on an intra-company basis as well as on an inter-company basis with AccuStaff.

  ACQUISITIONS

  The Company's acquisition strategy is to acquire complementary staffing and outsourcing operations that are focused on high value, high skill business segments that the Company believes are growing faster than the traditional staffing segments. The Company believes that there is an opportunity, as a part of the consolidation in the global business services industry, to focus on acquisitions of companies that offer specialized staffing and high-end office support. After completing more than 30 acquisitions for AccuStaff (including for Career Horizons, Inc. and Office Specialists, Inc.), including several acquisitions in the information technology industry, the Company's management has a proven track record of identifying acquisition candidates that complement existing businesses, integrating them within existing operations and utilizing them to enhance the Company's growth performance. The Company intends to fund the costs of acquisitions through cash flow from operations, its $300 million credit facility (the "Credit Facility") ($150 million of which will be available at the Offering Closing Date (defined below) and seller financing. For a description of limitations on the Company's ability to use its stock for acquisitions, see "Risk Factors--Limited Ability to Issue Common Stock Prior to Spin-off."

INDUSTRY OVERVIEW

  The global business services and staffing industry has experienced significant growth in recent years in response to the changing work environment worldwide. The Company believes the focus of the industry has been gradually changing from employers' traditional use of staffing services to manage employee costs and meet fluctuating staffing requirements to the reduction of administrative overhead by outsourcing a wide variety of operations that are not part of their core business competencies. The use of specialized and traditional flexible staffing services has allowed employers to improve productivity, manage costs and avoid the negative effects of layoffs. Furthermore, the ability to hire business solutions specialists on a contractual basis or outsource specialized functions and administrative responsibilities has permitted companies to focus on their core business while cutting costs and attaining higher quality support services. This has been partly in response to rapidly changing regulations worldwide regarding employee benefits, insurance and retirement plans, as well as the high cost of hiring, training and terminating regular employees. In addition, the Company believes that the industry's growth is also driven by the changing demographics of the workforce and evolving attitudes toward work patterns, both domestically and internationally. These trends have accelerated with the pace of technological change and global competitive pressures.

  The U.S. remains the largest and most important business solutions, outsourcing and staffing services market. According to Staffing Industry Report, U.S. staffing industry revenue grew from approximately $29.3 billion in 1992 to approximately $66.3 billion in 1997, which represents a compound annual growth rate of 17.7%. The National Association of Temporary and Staffing Services has estimated that more than 90% of all U.S. businesses utilize temporary services. However, temporary help represented only 2.01% of total employment. The staffing market in the U.S. and most other developed economies is highly fragmented and includes a large number of medium sized and small businesses, many of which operate in a single geographic market. This fragmentation combined with increased competitive pressures has produced a trend of industry consolidation, resulting in the Company's belief that many smaller and medium sized companies are becoming increasingly responsive to acquisition proposals by larger firms, such as the Company.

THE REORGANIZATION

  The Company currently is an indirect wholly-owned subsidiary of AccuStaff and was formed in May 1998. In connection with a reorganization (the "Reorganization"), AccuStaff will cause its wholly-owned subsidiary, Career Horizons, Inc. that owns all of the common stock of the Company ("Career Horizons") to contribute to the Company the common stock or other ownership interests of companies Career Horizons owns engaged in AccuStaff's commercial division. In exchange, Career Horizons will continue to hold all of the stock of the Company and receive $150 million, which amount will be obtained by the Company borrowing under the Credit Facility. Career Horizons will distribute the $150 million and the stock of the Company to AccuStaff. AccuStaff will then contribute the common stock or other ownership interests of companies it owns engaged in AccuStaff's commercial division and certain of AccuStaff's assets that comprise part of AccuStaff's commercial division to the Company. The assets being contributed by AccuStaff include AccuStaff's receivables, contracts and fixed assets related to its commercial business. In exchange, AccuStaff will continue to hold all of the stock of the Company and will receive the net proceeds of the Common Stock sold by the Company in the Offering. The cash proceeds paid to AccuStaff will be deemed a distribution pursuant to the Reorganization and Spin-Off Agreement. For accounting purposes, all amounts considered due to parent on the Company's balance sheet ($98.9 million as of March 31, 1998) will be deemed forgiven at the time of the Reorganization.

THE SPIN-OFF

  AccuStaff has announced that it intends to distribute the Common Stock of the Company held by AccuStaff to AccuStaff's stockholders in 1999 by means of a tax-free distribution (the "Spin-off"). The Spin-off will be subject to (i) the receipt of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the transaction, (ii) the receipt of all material government approvals and third-party consents necessary to consummate the Spin-off, (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Spin-off shall be in effect, and (iv) no other events or developments shall have occurred subsequent to the Offering Closing Date that, in the sole judgment of the AccuStaff Board of Directors (the "AccuStaff Board"), would result in the Spin-off having a material adverse effect on AccuStaff or on the stockholders of AccuStaff. Under the terms of the Reorganization and Spin-off Agreement, until the Spin-off is completed, the Company may not issue additional shares of its capital stock without the prior consent of AccuStaff if such issuance would reduce AccuStaff's ownership percentage below the percentage required for the Spin-off to be tax-free. See "Certain Relationships and Related Transactions."

                                ----------------

  The Company's executive offices are located at One Independent Drive, Jacksonville, Florida 32202, and its telephone number is (904) 360-2000. The Company maintains operations centers at its executive offices and also in Woodbury, New York and Peabody, Massachusetts (respectively, the "Woodbury Operations Center" and the "Peabody Operations Center").

                                  THE OFFERING

Common Stock offered hereby..      shares
Common Stock outstanding
 after the Offering (1)......      shares
Proposed New York Stock
 Exchange symbol.............  "STG"
Use of Proceeds..............  The net proceeds to the Company from the
                               Offering are estimated to be approximately $
                               million after deducting underwriting discounts
                               and commissions and estimated offering expenses.
                               Pursuant to the Reorganization, such net
                               proceeds will be paid to AccuStaff. See "The
                               Reorganization and Proposed Spin-off" and "Use
                               of Proceeds."

--------

(1) Excludes     shares of Common Stock that are reserved for issuance under
    the Company's Omnibus Incentive Plan (    shares of which are subject to
    options as of the Offering Closing Date) and an undetermined number of shares which will be exercisable under employee stock options following the Spin-off by Company employees who held AccuStaff stock options and who have elected to convert such options into stapled options of AccuStaff common stock and Common Stock of the Company). See "Management--Executive Compensation--Long Term Incentive Plan" and "Certain Relationships and Related Transactions--Employee Benefits Agreement."

                                  RISK FACTORS

  Potential purchasers of the Common Stock should carefully consider the factors set forth herein under "Risk Factors" commencing on page 9, as well as other information contained in this Prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)

  The following summary consolidated financial and other data for the Company should be read in conjunction with the consolidated financial statements of the Company and notes thereto and the other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Pro Forma Consolidated Financial Statements," included elsewhere herein. This historical financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand alone entity during the periods covered.

                           THREE MONTHS ENDED MARCH 31,       FISCAL YEAR ENDED DECEMBER 31,
                          ------------------------------ ----------------------------------------
                          PRO FORMA                      PRO FORMA
                           1998(1)     1998      1997     1997(1)     1997       1996      1995
                          -------------------- --------- --------- ---------- ---------- --------
                                         (UNAUDITED)
STATEMENT OF INCOME
 DATA:
Revenue.................  $ 253,340  $ 319,046 $ 277,248 $996,712  $1,260,702 $1,031,431 $772,479
Cost of revenue.........    193,209    245,580   217,189  764,122     975,489    807,940  608,207
                          ---------  --------- --------- --------  ---------- ---------- --------
Gross profit............     60,131     73,466    60,059  232,590     285,213    223,491  164,272
Operating expenses(2)...     45,089     55,331    48,762  173,760     215,437    181,350  133,080
                          ---------  --------- --------- --------  ---------- ---------- --------
Income from operations..     15,042     18,135    11,297   58,830      69,776     42,141   31,192
Interest expense, net...      2,688      1,368       475   10,280       4,374        429    1,153
                          ---------  --------- --------- --------  ---------- ---------- --------
Income before taxes.....     12,354     16,767    10,822   48,550      65,402     41,712   30,039
Provision for income
 taxes..................      4,633      6,288     4,111   20,335      26,739     19,079   11,655
                          ---------  --------- --------- --------  ---------- ---------- --------
Net income..............  $   7,721  $  10,479 $   6,711 $ 28,215  $   38,663 $   22,633 $ 18,384
                          =========  ========= ========= ========  ========== ========== ========
Pro forma net income per
 share (3)..............  $          $                   $         $
Pro forma weighted
 average shares
 outstanding (3)........
DIVISION REVENUE DATA
 (UNAUDITED):
Specialized Solutions...  $  89,814  $  89,814 $  77,058 $341,040  $  341,040 $  250,705 $150,622
Traditional Staffing
 Services...............    163,526    163,526   137,487  655,672     655,672    556,307  418,227
Teleservices (4)........        --      35,624    31,409      --      134,529    112,375   99,470
Health Care (5).........        --      30,082    31,294      --      129,461    112,044  104,160
                          ---------  --------- --------- --------  ---------- ---------- --------
Total revenue...........   $253,340  $ 319,046 $ 277,248 $996,712  $1,260,702 $1,031,431 $772,479

                                                           MARCH 31, 1998
                                                     ---------------------------
                                                                  PRO FORMA
                                                      ACTUAL  AS ADJUSTED (2)(6)
                                                     -------- ------------------
BALANCE SHEET DATA:
Working capital..................................... $174,054      $174,054
Total assets........................................  485,977       484,227
Due to parent.......................................   98,874           --
Long term debt......................................   24,410       174,410
Stockholder's equity................................  272,109       219,233

--------

(1) Prepared on a pro forma basis to reflect (a) the sale of the Company's Health Care business effective March 30, 1998, (b) the scheduled phase-out of the contract for the Teleservices division's sole customer, (c) the consummation of transactions other than the Spin-off described under the heading "The Reorganization and Proposed Spin-off" and the anticipated borrowing of $150 million under the Credit Facility to make a portion of the payment to AccuStaff and interest expense and related tax effect on the
    Reorganization and (d) issuance of         shares of its Common Stock by
    the Company offered hereby, as if such transactions had been completed on January 1, 1997. See "Pro Forma Consolidated Financial Statements."

(2) In connection with the forgiveness by the Company of a note from the Company's Chief Executive Officer, the Company will recognize a non-recurring non-cash compensation expense of $1.75 million in the third quarter of 1998. Such amount has not been reflected in the Pro Forma Statement of Income but is reflected in the Pro Forma Balance Sheet Data.

(3) Pro forma net income per share is based on the weighted average shares
    outstanding after giving retroactive effect to    shares to be issued in
    connection with the Offering.

(4) The Company's management has reached an agreement with the sole customer of its Teleservices division on a scheduled phase-out of its contract with such customer by the end of 1998.

(5) The Company's Health Care businesses were sold effective March 30, 1998. Therefore, the Health Care division will not provide any revenue contribution to the Company beginning in the second quarter of 1998. See "Pro Forma Consolidated Financial Statement" and "Business--Health Care; Pending Sale and Government Regulation."

(6) Prepared on a pro forma basis to reflect the anticipated borrowing of $150 million under the Credit Facility to make a portion of the payment to AccuStaff as part of the Reorganization, and as further adjusted to reflect
    the sale of    shares of Common Stock offered by the Company hereby, at an
    assumed initial public offering price of $   per share, and the application
    of the estimated net proceeds therefrom and the reclassification of the $1.75 million note to the Company's Chief Executive Officer from other assets to a reduction in stockholder's net investment. See "Pro Forma Consolidated Financial Statements" and "Use of Proceeds."

                                 RISK FACTORS

  Prospective purchasers of the shares of Common Stock offered hereby should consider carefully the risk factors set forth below, as well as the other information set forth in this Prospectus. This Prospectus contains forward-looking statements that are subject to certain risks, uncertainties or assumptions and may be affected by certain other factors, including the specific factors set forth below. Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements. In evaluating such statements, prospective investors should specifically consider the various factors identified in the Prospectus, including the matters set forth below, which could cause actual results to differ materially from those indicated by such forward-looking statements.

RISK FACTORS RELATED TO THE COMPANY AND THE STAFFING INDUSTRY

  EFFECT OF FLUCTUATIONS IN THE GENERAL ECONOMY

  Demand for the Company's business services and diversified staffing services is significantly affected by the general level of economic activity in the Company's geographic markets. When economic activity increases, temporary employees often are added before full-time employees are hired. However, as economic activity slows, many companies reduce their use of temporary employees prior to undertaking layoffs of full-time employees. The Company may experience less demand for its services and more competitive pricing pressure during such periods of economic downturn. Therefore, any significant economic downturn could have a material adverse effect on the Company's results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  COMPETITION

  The business services industry is intensely competitive and highly fragmented, with few barriers to entry by potential competitors. The Company faces significant competition in the markets it serves and will face significant competition in any geographic markets or industry sectors that it may enter. In each market in which the Company operates, it competes for both clients and qualified employees with other firms offering staffing services. There can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the Company's results of operations or financial condition. See "Business-- Competition."

  ABILITY TO RECRUIT, TRAIN AND RETAIN EMPLOYEES

  The Company depends on its ability to recruit, train and retain employees who possess the skills and experience necessary to meet the staffing requirements of its clients. Competition for individuals with proven skills is intense. Although the Company often receives fees from clients for the placement and hiring of its employees, the Company's competition for its employees is often the Company's own clients. In addition, the Company must continually evaluate, train, and develop its employees to meet clients' needs. There can be no assurance that qualified employees will continue to be available to the Company in sufficient numbers and on economic terms acceptable to the Company. Failure to recruit, train and retain such employees on acceptable terms could have a material adverse effect on the Company's results of operations or financial condition.

  ABILITY TO CONTINUE ACQUISITION STRATEGY; ABILITY TO MANAGE GROWTH

  The Company has experienced significant growth in the past through acquisitions. Although the Company will continue to seek acquisition opportunities, a number of factors may limit the Company's ability to continue to acquire and integrate companies at the rate they occurred previously. The amount of stock that the Company may issue in connection with acquisitions may be limited. See "--Risk Factors Related to the Reorganization and Proposed Spin-off." Also, the Company is subject to certain limitations on the incurrence of new indebtedness under the Credit Facility. There can be no assurance that the Company will continue to find and acquire suitable acquisition candidates or that such acquisitions can be successfully integrated into the Company. The Company has also grown through the opening of new offices and increasing business at existing offices. This growth generally may be limited by the Company's ability to finance such growth.

  INCREASED EMPLOYEE COSTS

  The Company is required to pay unemployment insurance premiums and workers' compensation for its temporary employees. Unemployment insurance premiums and workers' compensation costs fluctuate over time as a result of changes in unemployment levels and benefits and changes in the Company's experience rating or applicable laws or regulations. The Company is principally self-insured for workers' compensation coverage. The Company may incur costs related to workers' compensation claims at a higher rate in the future due to such causes as higher than anticipated losses or an increase in the number and severity of claims. See "Business--Other Operational Aspects--Workers' Compensation Program." In addition, the Company's costs could increase as a result of future government laws or regulations that address insurance, benefits or other insurance-related issues. There can be no assurance that the Company will be able to increase the fees charged to its clients in a timely manner and sufficient in amount to cover such increased costs. See "Business-- Other Operational Aspects--Temporary Employees."

  LIABILITIES FOR CLIENT AND EMPLOYEE ACTIONS

  The Company is in the business of employing people and placing them in the workplace of other businesses. As a result of such activity, the Company may be subject to possible claims of discrimination, harassment, employment of illegal aliens, and other similar claims. Any such claim may result in negative publicity and liability including the payment by the Company of monetary damages or fines. The Company is also exposed to liability with respect to actions taken by its employees while on assignment, such as damages caused by employee errors, misuse of client proprietary or confidential information or theft of client property. To reduce such exposures, the Company maintains general liability, errors and omissions and fidelity insurance, although there can be no assurance that such insurance coverage is adequate or that adequate insurance coverage will continue to be available. Any uninsured liabilities could have a material adverse effect on the Company's results of operations or financial condition.

  SHARES ELIGIBLE FOR FUTURE SALE

  AccuStaff has announced, that subject to certain conditions, AccuStaff intends to distribute to its shareholders in 1999 all of the Common Stock of the Company held by AccuStaff pursuant to the Spin-off. Shares of Common Stock distributed to AccuStaff shareholders pursuant to the Spin-off generally will be freely tradeable without restriction or further registration under the Securities Act by persons other than affiliates of the Company. Notwithstanding the foregoing, AccuStaff and the Company have each agreed that, without the prior written consent of the representatives of the Underwriters, other than pursuant to the Spin-off, neither AccuStaff nor the Company will offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any additional shares of Common Stock, or securities convertible into or exchangeable or exercisable for shares of Common Stock, for a period of 180 days after the date of this Prospectus, other than the exercise, if necessary, by Accustaff of its stock option to purchase additional shares of Common Stock pursuant to the Reorganization and Spin-off Agreement. See "Certain Relationships and Related Transactions-- Reorganization and Spin-off Agreement--The Spin-off." In addition, shares of Common Stock may also become available for sale following the

Spin-off because the Company's employees who have AccuStaff stock options and who elect to receive Stapled Options, as defined in "Certain Relationships and Related Transactions--Employee Benefits Agreement," will receive options for the Company's Common Stock based upon such AccuStaff stock options. The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market in anticipation of, or following, the Spin-off. Any sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Spin-off or otherwise, could materially adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

  CERTAIN ANTI-TAKEOVER PROVISIONS

  The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated By-laws (the "By-laws") of the Company (the "Organizational Documents") contain certain provisions that could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. Provisions contained in the Organizational Documents, among other things, (i) divide the Board of Directors into three classes, which will serve for staggered three-year terms, (ii) provide that a director of the Company may be removed only for cause and only by the affirmative vote of holders of outstanding securities of the Company which represent a majority of the voting power of all outstanding shares of capital stock of the Company eligible to vote on such matters, (iii) provide that subsequent to the Spin-off, special meetings of the stockholders may only be called by the Board of Directors, by the Chairman of the Board of Directors, or by the written request of the holders of at least 40% of the then outstanding shares of Common Stock, (iv) eliminate, subsequent to the Spin-off, the ability of the stockholders to take any action without a meeting, (v) provide that the stockholders may amend or repeal any of the foregoing provisions of the Certificate and certain provisions of the Organizational Documents only by a vote of holders of outstanding securities of the Company which represent three-fourths of the combined voting power of the outstanding capital stock of the Company eligible to vote on such matters and (vi) allow the Board of Directors to issue Preferred Stock to determine the rights and preferences thereof, without the approval of the Company's stockholders. In addition, the Organizational Documents establish certain advance notice procedures for nomination of candidates for election as directors and for stockholders' proposals to be considered at stockholders' meetings. In addition, the Company is subject to the provisions of the Delaware General Corporation Law (the "DGCL"). With certain exceptions, Section 203 of the DGCL imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the Company's Common Stock. See "Description of Capital Stock."

  NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop and continue upon completion of the Offering or that the market price for the Common Stock will not decline below the initial public offering price. The initial public offering price was determined through negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price for the Common Stock following the Offering. The Company believes that various factors unrelated to its performance, such as general economic conditions and changes or volatility in the financial markets could cause the market price of the Common Stock to fluctuate substantially. See "Underwriting."

  ABSENCE OF HISTORY AS A SEPARATE COMPANY; LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

  The Company has never operated as a separate company. After the Offering and prior to the Spin-off, the Company will continue to be a subsidiary of AccuStaff, but will operate as a separate company. AccuStaff will have no obligation to the Company or any of its subsidiaries except as described in "Certain Relationships and Related Transactions." The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand alone entity during the periods presented. See "The Reorganization and Proposed Spin-off," "Pro Forma Consolidated Financial Statements," and "Management's Discussion and Analysis of Financial Condition and Results from Operations--Overview."

  YEAR 2000 ISSUE

  The Company is in the process of preparing its computer systems and related software to accommodate date sensitive information relating to the Year 2000 and anticipates that such preparation will be completed by early 1999. The Company expects that the costs related to ensuring such systems and software to be Year 2000-compliant will not be material to the results of operations or financial condition of the Company. In addition, the Company is discussing with its vendors and customers the possibility of any difficulties which may affect the Company as a result of its vendors and customers ensuring that their computer systems and software are Year 2000-compliant. To date, no significant concerns have been identified. However, there can be no assurance that the Company's efforts are adequate or that no Year 2000-related computer operating problems or expenses will arise with the Company's computer systems and software or in the computer systems and software of the Company's vendors and customers. Such problems or expenses could have a material adverse effect on the Company's results of operations or financial condition.

RISK FACTORS RELATED TO THE REORGANIZATION AND PROPOSED SPIN-OFF

  RISK OF NONCOMPLETION OF THE SPIN-OFF

  AccuStaff has announced that, subject to certain conditions, AccuStaff intends to distribute in 1999 to its stockholders all of the Company's Common Stock owned by AccuStaff. Completion of the Spin-off will be subject to the satisfaction or waiver by AccuStaff's Board of Directors, in its sole discretion, of certain conditions including, among others, the receipt of a favorable ruling from the Internal Revenue Service as to the tax-free nature of the transaction. See "The Reorganization and Proposed Spin-off--Conditions to the Spin-off" and "Certain Relationships and Related Transactions-- Reorganization and Spin-off Agreement." No assurance can be given that such conditions will be satisfied or waived, or that the Spin-off will occur. Although AccuStaff expects to effect the Spin-off, the failure of the Spin-off to occur in the time frame contemplated or at all could materially adversely affect the Company and the market price of the Common Stock. Pending completion of the Spin-off, the Company will be under certain restrictions in its ability to issue additional stock that may have an adverse effect on its ability to raise capital or make certain acquisitions. See "--Limited Ability to Issue Common Stock Prior to Spin-off." Delay or abandonment of the Company's efforts to operate as a stand alone entity could have an adverse impact on the implementation of incentive programs and hiring. Failure of the Spin-off to occur may also negatively effect the market price of the Common Stock due to the continuing limited liquidity. In addition, the Common Stock may not attract the focused attention of research analysts that follow the segment of the industry in which the Company operates.

  CONTROL BY ACCUSTAFF PENDING SPIN-OFF

  Prior to the Spin-off, AccuStaff will control the Company and will continue to be able to elect the Company's entire Board of Directors and to determine the outcome of corporate actions requiring stockholder approval without the consent of other stockholders. After the completion of the Offering and prior to the Spin-off, AccuStaff will own approximately % of the outstanding shares of Common Stock. See "Principal Stockholder."

  CONFLICTS OF INTEREST; LIMITATIONS ON LIABILITY

  Certain executive officers and directors of the Company are also executive officers and directors of AccuStaff, hold shares of common stock, par value $.01 per share, of AccuStaff ("AccuStaff common stock"), and hold options to acquire shares of AccuStaff common stock. Accordingly, there is a potential that such individuals may have conflicts of interest with respect to certain decisions which may arise in the ordinary course of the business of AccuStaff or the Company, including with respect to relationships between AccuStaff and the Company under the intercompany agreements and whether to complete the Spin-off. The Company's Certificate of Incorporation specifically provides that: (i) AccuStaff may engage directly in the same business activities as the Company; (ii) AccuStaff and its officers and directors will not be liable to the Company or its stockholders for breach of any fiduciary duty; and (iii) that AccuStaff and its officers and directors have no obligation to offer any corporate opportunity to the Company. See "Certain Relationships and Related Transactions" and "Description of Capital Stock--Certain Certificate of Incorporation and By-Law Provisions."

  The Company's Certificate of Incorporation provides that any person purchasing or acquiring an interest in shares of capital stock of the Company, shall be deemed to have consented to the provisions in the Certificate of Incorporation relating to competition by AccuStaff with the Company, conflicts of interest and corporate opportunities, and such consent may restrict such person's ability to challenge transactions carried out in compliance with such provisions. The Company intends to disclose the existence of such provisions in its Annual Reports on Form 10-K as well as in certain other filings with the Securities and Exchange Commission (the "Commission"). The corporate charter of AccuStaff does not include comparable provisions and, as a result, persons who are directors and/or officers of the Company and who are also directors and/or officers of AccuStaff may choose to take action in reliance on such provisions rather than act in a manner that might be favorable to the Company but adverse to AccuStaff.

  Neither AccuStaff or the Company may expand, through development of new lines of products or businesses, acquisition or otherwise, its operations in a way that might compete with the other's business. The Company and AccuStaff have entered into a Strategic Marketing and Cross-Selling Agreement to, among other things pursue cross selling opportunities and to handle agreements entered into by AccuStaff to provide services offered by both the Company and by AccuStaff. Although the Company anticipates that AccuStaff will continue to pursue its previously announced business strategies that do not include the Company's business, there can be no assurance that AccuStaff will not compete with the Company or that AccuStaff will provide cross-selling and strategic marketing under the Strategic Marketing and Cross-Selling Agreement if such activities would conflict with such efforts to compete. The Company's Certificate of Incorporation provides that AccuStaff shall not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company and that neither AccuStaff nor any officer or director thereof shall be liable to the Company or its stockholders for breach of any fiduciary duty by reason of any such actions of AccuStaff or any such person's participation therein.

  The Company's Certificate of Incorporation also provides that, in the event that AccuStaff acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both AccuStaff and the Company, AccuStaff, its officers and its directors shall have no duty to communicate or offer such corporate opportunity to the Company. In addition, directors, officers or employees of the Company who are also directors, officers or employees of AccuStaff shall be entitled to offer any corporate opportunity for the Company or AccuStaff (whether such potential transaction or matter is proposed by a third-party or is conceived of by such director, officer or employee of the Company) to the Company or AccuStaff as such director, officer or employee deems appropriate under the circumstances, in his or her sole discretion.

  The Company's Certificate of Incorporation further provides that AccuStaff, its officers and its directors shall not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company or controlling person of a stockholder by reason of the fact that AccuStaff pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information regarding, or offer, such corporate opportunity to the Company. In addition, directors, officers or employees of AccuStaff shall not be liable to the Company or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Company if such director, officer or employee offers any corporate opportunity to AccuStaff and not the Company or does not communicate information regarding such opportunity to the Company.

   The Company's Certificate of Incorporation provides that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) between the Company and AccuStaff or any director or officer of the Company or AccuStaff shall be void or voidable solely for the reason that AccuStaff, or any one or more of the officers or directors of the Company or AccuStaff are parties thereto, or solely because any such directors or officers are present at, participate in or vote with respect to the authorization of such contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof). No vote cast or other action taken by any person in his or her capacity as an officer, director or other representative of AccuStaff shall constitute an action of or the exercise of a right by or a consent of AccuStaff for the purpose of any such agreement or contract.

  The Company's Certificate of Incorporation provides that neither AccuStaff nor any officer or director thereof shall be liable to the Company or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interest of the Company or the derivation of any improper personal benefit by reason of the fact that AccuStaff or an officer or director thereof in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between AccuStaff and the Company.

  For the purpose of the foregoing, the "Company" and "AccuStaff" include all corporations and other entities in which the Company or AccuStaff, as the case may be, owns 50% or more of the outstanding voting stock or similar voting interest. The provisions described above are applicable to the intercompany agreements between the Company and AccuStaff. See "Certain Relationships and Related Transactions."

  The enforceability of the provisions discussed above has not been established under Delaware corporate law and, due to the absence of relevant judicial authority, counsel to the Company is not able to deliver an opinion as to the enforceability of such provisions. These provisions of the Company's Certificate of Incorporation eliminate certain rights that might have been available to stockholders under Delaware law had such provisions not been included in the Certificate of Incorporation, although the enforceability of such provision has not been established.

  The foregoing provisions of the Company's Certificate of Incorporation shall expire on the date that AccuStaff ceases to own beneficially Common Stock representing at least 20% of the number of outstanding shares of Common Stock.


 MANAGEMENT CHANGES AFTER PENDING SPIN-OFF

  Upon consummation of the Spin-off, Derek E. Dewan will resign as Chairman of the Board of Directors but he will remain as a director of the Company. Messrs. Dewan, Michael D. Abney, Marc M. Mayo and Robert P. Crouch who are executive officers of both the Company and AccuStaff will resign from their positions as officers of the Company upon consummation of the Spin-off. Mr. Abney will continue to serve as a director of the Company. Messrs. John K. Anderson, Jr. and Peter J. Tanous who are directors of both the Company and AccuStaff will not stand for reelection to the Company's Board of Directors when their terms expire at the Company's Annual Meeting of Stockholders in 1999.

  INTERCOMPANY AGREEMENTS

  AccuStaff and the Company will enter into certain intercompany agreements effective upon consummation of the Reorganization, including agreements pursuant to which AccuStaff will provide various services to the Company that may be material to the conduct of the Company's business. For a description of these services, see "Certain Relationships and Related Transactions." In general, the term of each agreement expires upon consummation of the Spin-off. Each agreement may only be extended if both the Company and AccuStaff mutually agree. None of these agreements will result from arm's-length negotiations and, therefore, there is no assurance that the terms and conditions of such agreements will be as favorable to the Company as might be obtained by the Company from unaffiliated third parties. After the initial term of such agreements, the Company will need to perform such services internally unless such agreements are otherwise extended. No assurance can be given that AccuStaff will continue to provide the Company with such services after the initial term of the agreements, or that the cost of such services will not be higher if the Company purchases such services from unaffiliated providers or employs staff to handle such functions internally. See "--Conflicts of Interests; Limitations on Liability."

  LIMITED ABILITY TO ISSUE COMMON STOCK PRIOR TO SPIN-OFF

  In order for the Spin-off to be tax-free to AccuStaff and AccuStaff's stockholders, among various other requirements, AccuStaff must distribute to AccuStaff's stockholders on the date of the Spin-off (the "Spin-off Date") (i) stock of the Company possessing at least 80% of the total combined voting power of all classes of voting stock of the Company, and (ii) 80% of the total number of shares of each class of non-voting stock of the Company (the "Required Spin-off Percentage"). If AccuStaff were not able to distribute to its stockholders shares of stock of the Company constituting the Required Spin-off Percentage, the Spin-off would not be tax-free and would not occur. Accordingly, up to the Spin-off Date, the Company will agree in the Reorganization and Spin-off Agreement (as defined below) not to issue additional shares of Common Stock, or any other class of stock including preferred stock, without the consent of AccuStaff if such issuance would, or could, dilute or otherwise reduce AccuStaff's ownership of Common Stock, or any other such class of stock, below the Required Spin-off Percentage or otherwise prevent the Spin-off from receiving tax-free status. The provisions of the Reorganization and Spin-off Agreement that would obligate the Company and AccuStaff to pursue the Spin-off, or take or refrain from taking actions which would or might prevent the Spin-off from qualifying for tax-free treatment, will terminate if the Spin-off does not occur on or prior to December 31, 1999, unless extended by AccuStaff and the Company. Although the Company and AccuStaff have agreed to pursue the Spin-off, the decision as to whether or not the conditions to the Spin-off are satisfied is AccuStaff's decision, in its sole judgment. In addition, in order not to impact adversely the tax-free status of the Spin-off, the Company may be required for a period of two years, to refrain from issuing additional shares of its capital stock in a single transaction or series of transactions related to the Spin-off which, when combined with the Common Stock issued in the Offering, would result in one or more persons acquiring stock representing a 50% or greater interest in the Company. These tax restrictions may cause the Company to alter its growth strategy. Prior to the Spin-off Date, these restrictions may impede the ability of the Company to issue equity securities, including Common Stock, to raise necessary equity capital or to complete acquisitions using equity securities, including Common Stock, as acquisition currency and thereby prevent the Company from realizing its business and growth strategies prior to the Spin-off Date. See "Certain Relationships and Related Transactions."

  TAX INDEMNIFICATION OBLIGATION

  As a condition to AccuStaff effecting the Spin-off, the Company will be required to indemnify AccuStaff for any tax liability suffered by AccuStaff arising out of actions by the Company for a period of two years after the Spin-off that would cause the Spin-off to lose its qualification as a tax-free distribution for federal income tax purposes. In the event that the Company is required to indemnify and reimburse AccuStaff for any tax liability incurred by AccuStaff arising out of the Spin-off, such indemnification and reimbursement could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Certain Relationships and Related Transactions."

                   THE REORGANIZATION AND PROPOSED SPIN-OFF

  Since 1992, AccuStaff has acquired and developed numerous businesses which currently are operated in three divisions, consisting of commercial, information technology and professional services. AccuStaff has announced its intention to separate the Company which owns and operates AccuStaff's commercial division from AccuStaff's other operations and businesses, and that, subject to certain conditions, it intends to complete the Offering and to complete the Spin-off. See "Risk Factors--Risk of Noncompletion of the Spin-off." The Offering and the Spin-off will establish the Company as a separate entity with objectives distinct from those of AccuStaff. The businesses that comprise the Company historically have been operated by AccuStaff or by wholly owned, direct and indirect, subsidiaries of AccuStaff.

  In the Reorganization, AccuStaff will cause its wholly-owned subsidiary, Career Horizons to contribute to the Company the common stock or other ownership interests of companies it owns engaged in AccuStaff's commercial division. In exchange, Career Horizons will continue to hold all of the stock of the Company and receive $150 million which amount will be obtained by the Company borrowing under the Credit Facility. Career Horizons will distribute the $150 million and the stock of the Company to AccuStaff. AccuStaff will then contribute the common stock or other ownership interests of companies it owns engaged in AccuStaff's commercial division and certain of AccuStaff's assets that comprise part of AccuStaff's commercial division to the Company. The assets being contributed by AccuStaff include AccuStaff's receivables, contracts and fixed assets related to its commercial business. In exchange, AccuStaff will continue to hold all of the stock of the Company and will receive the net proceeds of the Common Stock sold by the Company in the Offering. The cash proceeds paid to AccuStaff will be deemed a distribution pursuant to the Reorganization and Spin-Off Agreement. For accounting purposes, all amounts considered Due to parent on the Company's balance sheet will be deemed forgiven at the time of the Reorganization.

  The Company and AccuStaff will enter into a Reorganization and Spin-off Agreement and certain other agreements providing for the Reorganization, the Offering, the Spin-off, the provision of certain interim services between AccuStaff and the Company, and other matters. See "Certain Relationships and Related Transactions." After the Reorganization is completed, AccuStaff, subject to shareholder approval, has announced it will change its name to "Modis Professional Services, Inc." following the Offering.

  On the Offering Closing Date, AccuStaff will own approximately % of the outstanding Common Stock ( % if the Underwriters exercise their over-allotment option in full).

CONDITIONS TO THE SPIN-OFF

  In accordance with the Reorganization and Spin-off Agreement, completion of the Spin-off is subject to the satisfaction, or waiver by AccuStaff's Board, in its sole discretion, of the following conditions: (i) a Letter Ruling shall have been obtained and remain effective to the effect that, among other things, the Spin-off will qualify as a tax-free Spin-off for federal income tax purposes, and will not result in recognition of any income, gain or loss for federal income tax purposes to AccuStaff or AccuStaff's stockholders, and such ruling shall be in form and substance satisfactory to AccuStaff; (ii) any material governmental approvals and third party consents necessary to consummate the Spin-off shall have been obtained and be in full force and effect; (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Spin-off shall be in effect; and (iv) no other events or developments shall have occurred subsequent to the Offering Closing Date that, in the sole judgment of the AccuStaff Board, would result in the Spin-off having a material adverse effect on AccuStaff or on the stockholders of AccuStaff. The AccuStaff Board of Directors will have the sole discretion to determine the Spin-off Date at any time commencing after the Offering Closing Date. AccuStaff has agreed to consummate the Spin-off, subject to the satisfaction, or waiver by the AccuStaff Board, in its sole discretion, of the conditions set forth above. The obligation of AccuStaff and the Company to consummate the Spin-off terminates if the Spin-off has not occurred by December 31, 1999. In addition, the Reorganization and Spin-off Agreement may be amended or terminated at any time prior to the Spin-off Date by the Company and AccuStaff. See "Risk Factors--Risk of Noncompletion of the Spin-off" and "Certain Relationships and Related Transactions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are estimated to be
approximately $    million after deducting underwriting discounts and
commissions and estimated offering expenses, assuming an initial public
offering price of $   per share. Pursuant to the Reorganization, such net
proceeds will be paid to AccuStaff. See "The Reorganization and Proposed Spin-off," and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company currently intends to retain its earnings to finance future growth. Other than payments to AccuStaff pursuant to the Reorganization, the Company does not have any present intention to pay dividends in the near future. The Board of Directors may review the Company's dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's and its subsidiaries' capital requirements, operating results and financial condition and such other factors as the Board of Directors deems relevant. The Credit Facility, under certain specified circumstances, prohibits or limits dividends that may be paid by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth at March 31, 1998, the total capitalization of the Company on (i) an actual basis, (ii) as adjusted to give effect to the Company's anticipated borrowing of $150 million under the Credit Facility to make a portion of the payment to AccuStaff as part of the Reorganization, and
(iii) as further adjusted to give effect to the estimated net proceeds from
the sale of     shares of Common Stock offered by the Company hereby at an
assumed initial offering price of $    per share, and the application of the
net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                        AT MARCH 31, 1998
                                                 -------------------------------
                                                                      AS FURTHER
                                                  ACTUAL  AS ADJUSTED  ADJUSTED
                                                 -------- ----------- ----------
                                                     (DOLLARS IN THOUSANDS)
Due to parent................................... $ 98,874    $           $
Long-term debt..................................   24,410
                                                 --------    ----        ----
 Total debt..................................... $123,284    $           $
Stockholder's equity(1):........................
  Preferred stock, $.01 par value; no shares
   authorized; no shares issued and outstanding,
   actual; 20,000,000 shares authorized; no
   shares issued and outstanding, as adjusted
   and as further adjusted......................
  Common stock, $.01 par value; no shares
   authorized; no shares issued and outstanding,
   actual; 200,000,000 shares authorized;
   shares issued and outstanding, as adjusted;
       shares issued and outstanding, as further
   adjusted (2).................................
Additional paid-in capital......................
Stockholder's net investment (1) ...............  272,109
 Total stockholder's equity.....................  272,109
                                                 --------    ----        ----
Total capitalization............................ $395,393    $           $
                                                 ========    ====        ====

--------

(1) The Company was formed in May 1998. At March 31, 1998, the businesses that will be included in the Company pursuant to the Reorganization are those contained in the commercial division of AccuStaff, and stockholder's equity is reflected as AccuStaff's net investment.

(2) Excludes     shares of Common Stock that are reserved for issuance under
    the Company's Omnibus Incentive Plan (   shares of which are subject to
    options as of the Offering Closing Date, and an undetermined number of shares which will be exercisable under employee stock options following the Spin-off by Company employees who held AccuStaff stock options and who have elected to convert such options into stapled options of AccuStaff common stock and Common Stock of the Company). See "Management--Executive Compensation--Long Term Incentive Plan" and "Certain Relationships and Related Transactions--Employee Benefits Agreement."

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 31, 1998
would have been $   , or $    per share of Common Stock, based upon     shares
of Common Stock outstanding. Pro forma net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding on a pro forma
basis. After giving effect to the sale of the     shares of Common Stock
offered by the Company hereby at an assumed initial public offering price of
$    per share (after deduction of the estimated underwriting discounts and commissions and offering expenses payable by the Company), the pro forma net
tangible book value of the Company as of March 31, 1998 would have been $   ,
or $    per share of Common Stock. This represents an immediate increase in
such pro forma net tangible book value of $    per share of Common Stock to
AccuStaff and an immediate dilution of $    per share to new investors
purchasing shares in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.......................      $
  Pro forma net tangible book value before the Offering............... $
                                                                       ----
  Increase per share attributable to new investors....................
Pro forma net tangible book value per share after the Offering........
                                                                            ----
Dilution per share to new investors...................................      $
                                                                            ====

  The following table summarizes, on a pro forma basis as of March 31, 1998, the differences between the number of shares held by the total investment in the Company of, and the average cost per share paid by AccuStaff and the new investors purchasing shares of Common Stock in the Offering, assuming an
initial public offering price of $    per share:

                                SHARE HELD             TOTAL INVESTMENT
                           -------------------- --------------------------------
                                                         PERCENTAGE
                                  PERCENTAGE OF              OF     AVERAGE COST
                           NUMBER  THE COMPANY  AMOUNT   INVESTMENT  PER SHARE
                           ------ ------------- ------   ---------- ------------
AccuStaff.................                 %     $   (1)        %       $
New Investors.............                                              $
 Total....................            100.0%     $         100.0%
                                      =====                =====

--------
(1) Represents the book value of the net assets transferred by AccuStaff to
    the Company in exchange for     shares of Common Stock.

  The foregoing tables assume no exercise of the Underwriters' over-allotment option.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The following unaudited pro forma consolidated balance sheet of the Company at March 31, 1998 has been prepared assuming (i) the Company had been
recapitalized with 200 million shares of Common Stock of which     shares are
issued and outstanding and 20 million shares of Preferred Stock of which no shares are issued and outstanding, (ii) the Company had borrowed the $150 million anticipated to be borrowed on the Offering Closing Date under the Credit Facility to make a portion of the payment to AccuStaff as part of the
Reorganization, (iii) the sale of     shares of its Common Stock offered by
the Company hereby at an assumed initial offering price of $    per share, and
the application of the net proceeds therefrom to make the remaining payment to AccuStaff as part of the Reorganization and (iv) the reclassification of the $1.75 million note to the Company's Chief Executive Officer from other assets to a reduction in stockholder's net investment, as if such transactions had been completed on March 31, 1998. The unaudited pro forma consolidated balance sheet at March 31, 1998 does not purport to represent what the Company's financial position actually would have been had these transactions been completed on March 31, 1998 or to project the Company's financial position at any future date.

  The following unaudited pro forma consolidated statements of income of the Company for the year ended December 31, 1997 and for the three months ended March 31, 1998 have been prepared assuming (i) the discontinuance of the operations of the Teleservices division, (ii) the sale of the Company's Health Care business, (iii) the consummation of the transactions other than the Spin-off described under the heading "The Reorganization and Proposed Spin-off" and interest expense and related tax effects, on the borrowing of the $150 million anticipated to be borrowed on the Offering Closing Date under the Credit Facility to make a portion of the payment to AccuStaff as part of the
Reorganization, and (iv) the issuance of     shares of its Common Stock by the
Company offered hereby as if such transactions had been completed as of January 1, 1997. The unaudited pro forma consolidated statements of income for the year ended December 31, 1997 and for the three months ended March 31, 1998 do not purport to represent what the Company's operations actually would have been had these transactions been completed on the indicated dates or to project the Company's operating results for any future period. The unaudited pro forma consolidated statements of income may not necessarily reflect what the results of operations would have been had the Company been a separate, stand alone entity during the periods presented. The pro forma adjustments do not reflect the changes that may occur in the costs, funding and operations of the Company as a result of the Reorganization and Spin-off. The Company has not included any pro forma adjustments to give effect to the terms of the Services Agreement to be entered into with AccuStaff in connection with the Reorganization since under the Services Agreement, the services provided by AccuStaff will be allocated at similar costs as the costs which were allocated and included in the Company's historical financial statements. (See Notes 2 and 14 to the Company's Consolidated Financial Statements.)

  The Company has forgiven a $1.75 million note from the Company's Chief Executive Officer as an inducement to enter into his employment agreement with the Company. The Company has not made any pro forma adjustments to the Pro Forma Consolidated Statements of Income to account for such effect. The Company will recognize non-recurring, non-cash compensation expense in such amount in the third quarter of 1998.

  The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The unaudited pro forma consolidated financial statements should be read in conjunction with the accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements of the Company and the notes thereto, all included elsewhere in this Prospectus.

                   PRO FORMA CONSOLIDATED BALANCE SHEET
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                        PRO FORMA
                                            MARCH 31,  PRO FORMA        MARCH 31,
                                              1998    ADJUSTMENTS         1998
                                            --------- -----------       ---------
                  ASSETS
Current assets:
  Cash and cash equivalents...............  $ 14,102   $    --          $ 14,102
  Accounts receivable, net................   193,256        --           193,256
  Due from associated offices.............    36,916        --            36,916
  Prepaid expenses........................     9,682        --             9,682
  Deferred income taxes...................     6,466        --             6,466
                                            --------   --------         --------
    Total current assets..................   260,422        --           260,422
Furniture, equipment and leasehold
 improvements, net........................    21,589        --            21,589
Goodwill, net.............................   193,655        --           193,655
Other assets..............................    10,311     (1,750)(10)       8,561
                                            --------   --------         --------
    Total assets..........................  $485,977   $ (1,750)        $484,227
                                            ========   ========         ========
   LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Notes payable...........................  $  2,217   $    --          $  2,217
  Accounts payable and accrued expenses...    35,480        --            35,480
  Accrued payroll and related taxes.......    48,671        --            48,671
                                            --------   --------         --------
    Total current liabilities.............    86,368        --            86,368
Due to parent.............................    98,874    (98,874)(1)          --
Notes payable, long-term portion..........    24,410    150,000 (1)      174,410
Other.....................................     4,216        --             4,216
                                            --------   --------         --------
    Total liabilities.....................   213,868     51,126          264,994
Commitments and contingencies
Stockholder's equity:
Preferred Stock, $.01 par value;
 20,000,000 shares authorized; no shares
 issued...................................       --          -- (2)          --
Common Stock, $.01 par value; 200,000,000
 shares authorized;      shares issued and
 outstanding as of March  31,1998.........       --         --  (2)          --
Additional Contributed Capital............       --         --  (2)(3)       --
Retained earnings.........................       --         --               --
Stockholder's net investments.............   272,109    (51,126)(3)      219,233
                                                         (1,750)(10)
                                            --------   --------         --------
    Total liabilities and stockholder's
     equity...............................  $485,977   $ (1,750)        $484,227
                                            ========   ========         ========

                PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                                 PRO FORMA
                          YEAR ENDED                                 OTHER       YEAR ENDED
                         DECEMBER 31, HEALTH CARE    TELESERVICES  PRO FORMA    DECEMBER 31,
                             1997     DIVISION(6)    DIVISION(7)  ADJUSTMENTS       1997
                         ------------ -----------    ------------ -----------   ------------
Revenue.................  $1,260,702   $(129,461)     $(134,529)        --        $996,712
Cost of revenue.........     975,489     (90,896)      (120,471)        --         764,122
                          ----------   ---------      ---------     -------       --------
 Gross profit...........     285,213     (38,565)       (14,058)        --         232,590
                          ----------   ---------      ---------     -------       --------
Operating expenses:
 General and administra-
  tive..................     172,739     (16,500)        (6,800)        --         149,439
 Remittance to franchi-
  sees..................      24,095     (16,275)           --          --           7,820
 Depreciation and amor-
  tization..............      13,603      (1,302)          (800)        --          11,501
 Merger related costs...       5,000         --             --          --           5,000
                          ----------   ---------      ---------     -------       --------
    Total operating ex-
     penses.............     215,437     (34,077)        (7,600)        --         173,760
                          ----------   ---------      ---------     -------       --------
    Income from opera-
     tions..............      69,776      (4,488)        (6,458)        --          58,830
Interest expense........       4,374        (713)(8)        --        9,825 (4)     10,280
                                                                     (3,206)(5)
                          ----------   ---------      ---------     -------       --------
Income before provision
 for income taxes.......      65,402      (3,775)        (6,458)     (6,619)        48,550
Provision for income
 taxes..................      26,739      (1,435)        (2,454)     (2,515)(9)     20,335
                          ----------   ---------      ---------     -------       --------
Net income..............  $   38,663   $  (2,340)     $  (4,004)    $(4,104)        28,215
                          ==========   =========      =========     =======       ========
Basic net income per
 common share...........  $                                                       $
                          ==========                                              ========
Weighted average common
 shares outstanding,
 basic..................
                          ==========                                              ========
Diluted net income per
 common share...........  $                                                       $
                          ==========                                              ========
Weighted average common
 shares outstanding,
 diluted................
                          ==========                                              ========
                                                                                 PRO FORMA
                         THREE MONTHS                                           THREE MONTHS
                            ENDED                                    OTHER         ENDED
                          MARCH 31,   HEALTH CARE    TELESERVICES  PRO FORMA     MARCH 31,
                             1998     DIVISION(6)    DIVISION(7)  ADJUSTMENTS       1998
                         ------------ -----------    ------------ -----------   ------------
Revenue.................  $  319,046   $ (30,082)     $ (35,624)        --        $253,340
Cost of revenue.........     245,580     (20,434)       (31,937)                   193,209
                          ----------   ---------      ---------     -------       --------
 Gross profit...........      73,466      (9,648)        (3,687)        --          60,131
                          ----------   ---------      ---------     -------       --------
Operating expenses:
 General and administra-
  tive..................      45,213      (3,300)        (1,774)        --          40,139
 Remittance to franchi-
  sees..................       6,447      (4,768)           --          --           1,679
 Depreciation and amor-
  tization..............       3,671        (250)          (150)        --           3,271
 Merger related costs...         --          --             --          --             --
                          ----------   ---------      ---------     -------       --------
    Total operating ex-
     penses.............      55,331      (8,318)        (1,924)        --          45,089
                          ----------   ---------      ---------     -------       --------
    Income from opera-
     tions..............      18,135      (1,330)        (1,763)        --          15,042
Interest expense........       1,368        (178)(8)        --        2,456 (4)      2,688
                                                                       (958)(5)
                          ----------   ---------      ---------     -------       --------
Income before provision
 for income taxes.......      16,767      (1,152)        (1,763)     (1,498)        12,354
Provision for income
 taxes..................       6,288        (432)          (661)       (562)(9)      4,633
                          ----------   ---------      ---------     -------       --------
Net income..............  $   10,479   $    (720)     $  (1,102)       (936)      $  7,721
                          ==========   =========      =========     =======       ========
Basic net income per
 common share...........  $                                                       $
                          ==========                                              ========
Weighted average common
 shares outstanding,
 basic..................
                          ==========                                              ========
Diluted net income per
 common share...........  $                                                       $
                          ==========                                              ========
Weighted average common
 shares outstanding,
 diluted................
                          ==========                                              ========

             NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(1) Represents the replacement of the Due to Parent of $98,874 with borrowings of $150,000 from the Company's $300,000 Credit Facility (See "The Reorganization"). The $51,126 reduction to stockholder's net investment represents the net distribution to AccuStaff, calculated as the difference between the $150,000 distribution and the forgiveness of the Due to Parent of $98,874.

(2) Reflects the recapitalization of the Company with 200,000 shares of Common Stock with a par value of $0.01 per share.

(3) Reflects the receipt of net proceeds from the sale of      shares of
    Common Stock and the corresponding distribution of the net proceeds to AccuStaff.

(4) For purposes of the Pro Forma Consolidated Statements of Income, the $150,000 in borrowings from the Company's Credit Facility have been treated as outstanding since January 1, 1997. The interest expense on the $150,000 at the Company's borrowing rate of 6.55%, which would be the current borrowing rate of the Company according to the terms of its Credit Facility as of July 20, 1998, would have been $9,825 and $2,456 for the year ended December 31, 1997 and the three months ended March 31, 1998. Such treatment represents a conservative approach to the pro forma results of operations as no interest income is assumed on the excess working capital which results. Had the pro forma interest expense adjustment been made for only the amounts required for the working capital and investing needs of the Company, pro forma income before taxes, net income, basic net income per common share and diluted net income per common share would have
    been $51,820, $30,356, $         and $         and $13,015, $8,134,
    $         and $         as of December 31,1997 and March 31, 1998,
    respectively.

(5) Represents the interest expense which was related to the Due To Parent balance which was replaced by the borrowings on the $150,000 from the Credit Facility.

(6) Reflects the elimination of the results of operations from the Health Care division as of January 1, 1997.

(7) Reflects the elimination of the results of operations from the Teleservices division as of January 1, 1997.

(8) The reduction in interest expense resulted from the utilization of the proceeds of $3,000, and notes receivable of $5,000 issued, in connection with the sale of the Health Care division. The cash was assumed to pay down the Due to Parent balance at an effective rate of 6.25% resulting in a reduction of interest expense of $188 and $47 in the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. The $5,000 note receivable accrues interest at 2% in excess of the prime rate, which resulted in interest income of $525 and $131 in the year ended December 31, 1997 and three months ended March 31, 1998, respectively.

(9) Reflects the tax benefit at an effective tax rate of 38.0% and 37.5% for the year ended December 31, 1997 and three months ended March 31, 1998, respectively, due to the reduction in pre-tax income, related to the pro forma adjustments.

(10) Reflects the reclassification of the forgiveness of a $1.75 million note to the Company's Chief Executive Officer.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)

  The following table sets forth certain selected consolidated financial data for the Company. The consolidated income statement data set forth below for the years ended December 31, 1995, 1996 and 1997 and the consolidated balance sheet data at December 31, 1996 and 1997 are derived from the consolidated financial statements of the Company appearing elsewhere herein, which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The consolidated income statement data for the years ended January 2, 1994 and January 1, 1995 and for the three months ended March 31, 1997 and 1998 and the consolidated balance sheet data at January 2, 1994, January 1, 1995 and December 31, 1995 and at March 31, 1997 and 1998 are derived from the unaudited consolidated financial statements of the Company. The Company believes that such unaudited financial data fairly reflect the consolidated results of operations and the consolidated financial condition of the Company for such periods. The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and the other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus. This historical financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand alone entity during the periods covered. See "Risk Factors--Absence of History as a Separate Company; Limited Relevance of Historical Financial Information." The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period.

                          THREE MONTHS ENDED                       FISCAL YEAR ENDED
                          ------------------- ------------------------------------------------------------
                          MARCH 31, MARCH 31, DECEMBER 31, DECEMBER 31, DECEMBER 31, JANUARY 1, JANUARY 2,
                            1998      1997        1997         1996         1995        1995       1994
                          --------- --------- ------------ ------------ ------------ ---------- ----------
                              (UNAUDITED)                                                 (UNAUDITED)
STATEMENT OF INCOME
 DATA:
Revenue.................  $319,046  $277,248   $1,260,702   $1,031,431    $772,479    $597,913   $495,479
Cost of revenue.........   245,580   217,189      975,489      807,940     608,207     467,366    388,337
                          --------  --------   ----------   ----------    --------    --------   --------
Gross profit............    73,466    60,059      285,213      223,491     164,272     130,547    107,142
Operating expenses......    55,331    48,762      215,437      181,350     133,080     108,904     95,240
                          --------  --------   ----------   ----------    --------    --------   --------
Income from operations..    18,135    11,297       69,776       42,141      31,192      21,643     11,902
Interest expense........     1,368       475        4,374          429       1,153       3,000      6,239
                          --------  --------   ----------   ----------    --------    --------   --------
Income before taxes.....    16,767    10,822       65,402       41,712      30,039      18,643      5,663
Provision for income
 taxes..................     6,288     4,111       26,739       19,079      11,655       7,423      2,019
                          --------  --------   ----------   ----------    --------    --------   --------
Net income..............  $ 10,479  $  6,711   $   38,663   $   22,633    $ 18,384    $ 11,220   $  3,644
                          ========  ========   ==========   ==========    ========    ========   ========
Pro forma net income per
 share (1)..............  $                    $
                          ========             ==========
Pro forma weighted
 average shares
 outstanding (1)........
DIVISION REVENUE DATA
 (UNAUDITED):
Specialized Solutions...  $ 89,814  $ 77,058   $  341,040   $  250,705    $150,622    $109,463   $ 95,863
Traditional Staffing
 Services...............   163,526   137,487      655,672      556,307     418,227     356,460    298,371
Teleservices (2)........    35,624    31,409      134,529      112,375      99,470      39,598     19,900
Health Care (3).........    30,082    31,294      129,461      112,044     104,160      92,392     81,345
                          --------  --------   ----------   ----------    --------    --------   --------
Total revenue...........  $319,046  $277,248   $1,260,702   $1,031,431    $772,479    $597,913   $495,479

                                                              AS OF
                         --------------------------------------------------------------------------------
                         MARCH 31, MARCH 31, DECEMBER 31, DECEMBER 31, DECEMBER 31, JANUARY 1, JANUARY 2,
                           1998      1997        1997         1996         1995        1995       1994
                         --------- --------- ------------ ------------ ------------ ---------- ----------
                             (UNAUDITED)                                                 (UNAUDITED)
BALANCE SHEET DATA:
Working capital......... $174,054  $103,067    $176,466     $128,636     $ 82,110    $ 85,497   $ 29,059
Total assets............  485,977   352,109     476,539      337,708      222,777     171,913    134,855
Due to Parent...........   98,874       --       81,294          --           --          --         --
Long term debt..........   24,410    19,941      24,835        3,508        7,768       4,652     30,148
Stockholder's equity....  272,109   237,038     284,751      246,089      146,418     109,365     17,116

--------
(1) Pro forma net income per share is based on the weighted average shares
    outstanding after giving retroactive effect to    shares to be issued in
    connection with the Offering.

(2) The Company and the sole customer of its Teleservices division have reached an agreement on a scheduled phase-out of its contract with such customer by the end of 1998.
(3) The Company's Health Care businesses were sold on March 30, 1998. Therefore, the Health Care division will not provide any revenue contribution to the Company beginning in the second quarter of 1998. See "Pro Forma Consolidated Financial Data."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in connection with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere herein. The Company's fiscal year ended on the Sunday closest to December 31 for the years which preceded fiscal year 1996 when the Company changed its fiscal year to conform with the calendar year.

OVERVIEW

  The Company's businesses were conducted by AccuStaff prior to the Reorganization through various divisions and subsidiaries. On or prior to the Offering Closing Date, and pursuant to the Reorganization, AccuStaff will transfer to the Company the assets and liabilities related to such businesses. The Reorganization and the transactions to be undertaken in connection therewith, including the Offering and the Spin-off, will be effected pursuant to the Reorganization and Spin-off Agreement. AccuStaff has announced that, subject to certain conditions, AccuStaff intends to distribute to its shareholders in 1999 all of the Common Stock of the Company owned by AccuStaff following the Offering.

  After the completion of the Offering and prior to the Spin-off, AccuStaff will own approximately % of the outstanding shares of Common Stock. The Company and AccuStaff have entered into certain agreements providing for the Reorganization and governing various interim and ongoing relationships between and among the companies. See "Certain Relationships and Related Transactions."

  The consolidated financial statements of the Company, which are discussed below, reflect the results of operations, financial position and cash flows of the businesses transferred to the Company from AccuStaff in the Reorganization. Additionally, the consolidated financial statements of the Company include certain assets, liabilities, revenues and expenses which were not historically recorded at the level of, but are primarily associated with, such businesses. Management believes the assumptions underlying the Company's financial statements are reasonable.

  The financial information included herein, however, may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what they would have been had the Company been a separate, stand alone entity during the periods presented. This is due to the historical operations of the Company being part of AccuStaff. The financial information included herein does not reflect certain changes that will occur as a result of the Reorganization and Spin-off such as additional costs of administrative services currently provided by Accustaff.

  As set forth in the financial information included herein, the Company has been allocated a certain amount of AccuStaff's outstanding indebtedness related to the Company's operations. The Company's interest expense reflects interest associated with the aggregate borrowings under AccuStaff's credit facilities for each period presented primarily using AccuStaff's weighted average interest rates. As part of the Reorganization, the Company has established a new Credit Facility, the terms of which are described below. See "Liquidity and Capital Resources." General corporate overhead related to AccuStaff's corporate headquarters and common support divisions has been allocated to the Company based on the ratio of the Company's revenues, operating income and assets to AccuStaff's revenues, operating income and assets. Following the Offering Closing Date, various support and office space will be provided by AccuStaff to the Company pursuant to an agreement that allocates these costs on the same basis as included in the historical financial statements. See "Certain Relationships and Related Transactions-- Services Agreement." This allocation of general corporate overhead expense may not reflect the Company's actual general corporate overhead expense as a separate entity. In addition, income taxes were calculated as if the Company filed separate tax returns. However,

AccuStaff manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand alone entity.

  AccuStaff has acquired numerous commercial staffing companies since its formation in 1992 which are included in the historical transferred operations which now comprise the businesses of the Company. The Company's historical financial statements have been restated to reflect the results of operations and financial position of the companies accounted for under the pooling-of-interest method of accounting. The acquisitions accounted for under the pooling-of-interest method were PTA International and Office Specialists, Inc. and the businesses of Career Horizons, Inc. included in the Company. All other acquisitions were accounted for under the purchase method of accounting and have been included in the financial statements since the date of acquisition. The staffing market in the U.S. and most other developed economies is highly fragmented and includes a large number of medium sized and small businesses, many of which operate in a single geographic market. This fragmentation combined with increased competitive pressures has produced a trend of industry consolidation, resulting in the Company's belief that many smaller and medium sized companies are becoming increasingly responsive to acquisition proposals by larger firms, such as the Company. In the future, the Company's revenue and expenses may be significantly affected by the number and timing of acquisitions of additional businesses and the opening of additional offices. The timing of such expansion activities can also affect period-to-period comparisons.

  The Company offers a broad range of staffing and outsourcing services which have been historically offered through four divisions; the Specialized Solutions division, which provides sophisticated customized solutions to customers; the Traditional Staffing Services division which provides primarily clerical, secretarial and to a lesser extent light industrial staffing (and includes results of operations of the Company's non-healthcare-related franchised and associated offices); the Teleservices division, which provides employees for customer care and inbound and outbound telemarketing services to MATRIXX Marketing, Inc. ("Matrixx"); and the Health Care division, which provided a wide range of employees, primarily to individuals requiring home health care and, to a lesser extent, to health care facilities. During the first quarter of 1998, Company's management decided to exit the health care services business and accordingly sold this business on March 30, 1998. Therefore, the Health Care division will not provide any revenue contribution to the Company beginning in the second quarter of 1998. See "Business--Health Care; Pending Sale and Government Regulation." The Company and Matrixx have reached an agreement on a scheduled phase-out of its contract with such customer by the end of 1998. Therefore, the revenue from the Teleservices Division will be reduced in subsequent periods until the contract is fully terminated.

  The Company is responsible for employee-related expenses for its temporary employees, including workers' compensation, unemployment compensation insurance, Medicare and Social Security taxes and general payroll expenses. Unemployment insurance premiums and workers' compensation costs fluctuate over time as a result of changes in unemployment levels and benefits and changes in the Company's experience rating or applicable laws or regulations. The Company is principally self-insured for workers' compensation coverage. The Company may incur costs related to workers' compensation claims at a higher rate in the future due to such causes as higher than anticipated losses or an increase in the number and severity of claims. The Company does not provide health, dental, disability or life insurance to its temporary employees except in certain circumstances. Generally, the Company bills its clients for the hourly wages paid to the temporary employees placed with the client, plus a negotiated markup. Depending on the arrangements negotiated with the client, the markup may be fixed or may allow direct pass-throughs of increases in expenses such as unemployment compensation insurance and workers' compensation insurance. The Company pays the majority of its temporary employees only for the hours they actually work. Therefore, wages for the Company's temporary employees are a variable cost that increase or decrease in proportion to revenue.

  Demand for the Company's temporary staffing services is significantly affected by the general level of economic activity in the Company's geographic markets. When economic activity increases, temporary employees often are added before full-time employees are hired. However, as economic activity slows, many companies reduce their use of temporary employees prior to undertaking layoffs of full-time employees. The Company may experience less demand for its services and more competitive pricing pressure during such periods of economic downturn. Therefore, any significant economic downturn could have a material adverse effect on the Company's results of operations or financial condition.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of revenues represented by certain items in the Company's consolidated statement of income for the indicated periods.

                                          THREE MONTHS     FISCAL YEAR ENDED
                                         ENDED MARCH 31,     DECEMBER 31,
                                         ----------------  -------------------
                                          1998     1997    1997   1996   1995
                                         -------  -------  -----  -----  -----
Revenue:
  Specialized Solutions.................    28.1%    27.8%  27.0%  24.3%  19.5%
  Traditional Staffing Services.........    51.3     49.6   52.0   53.9   54.1
  Teleservices..........................    11.2     11.3   10.7   10.9   12.9
  Health Care...........................     9.4     11.3   10.3   10.9   13.5
                                         -------  -------  -----  -----  -----
    Total...............................   100.0    100.0  100.0  100.0  100.0
  Cost of revenue.......................    77.0     78.3   77.4   78.3   78.7
                                         -------  -------  -----  -----  -----
  Gross profit..........................    23.0     21.7   22.6   21.7   21.3
  Operating expenses....................    17.3     17.6   17.1   17.6   17.2
                                         -------  -------  -----  -----  -----
  Income from operations................     5.7      4.1    5.5    4.1    4.1
  Interest expense......................     0.4      0.2    0.3    --     0.2
                                         -------  -------  -----  -----  -----
  Income before provision for income
   taxes................................     5.3      3.9    5.2    4.1    3.9
  Provision for income taxes............     2.0      1.5    2.1    1.9    1.5
                                         -------  -------  -----  -----  -----
  Net income............................     3.3%     2.4%   3.1%   2.2%   2.4%
                                         =======  =======  =====  =====  =====

  The following table sets forth the gross profit as a percentage of revenue
("gross margin") for each of the Company's four divisions for the indicated periods.

                                          THREE MONTHS     FISCAL YEAR ENDED
                                         ENDED MARCH 31,     DECEMBER 31,
                                         ----------------  -------------------
                                          1998     1997    1997   1996   1995
                                         -------  -------  -----  -----  -----
Specialized Solutions...................    27.4%    25.9%  26.3%  25.5%  25.5%
Traditional Staffing Services...........    21.7     20.3   21.6   20.5   19.8
Teleservices............................    10.4      9.8   11.2   10.0   10.0
Health Care.............................    32.1     29.3   29.8   30.6   31.6

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

  REVENUE

  Revenue increased $41.8 million, or 15.1%, to $319.0 million for the three months ended March 31, 1998 from $277.2 million in the year earlier period. The increase was attributable by division to: Specialized Solutions, $12.8 million, or an increase of 16.6%; Traditional Staffing Services, $26.0 million, or an increase of 18.9%; Teleservices, $4.2 million, or an increase of 13.4%; offset by a decline in Health Care of $1.2 million, or a decrease of 3.9%. The increase in the Specialized Solutions division was due to internal growth through increases in the bill rates and services offered to both existing and new customers of the increase in the Traditional Staffing Services division, $19.4 million was due to acquisitions with the balance due to an increase in internal growth through increases in bill rates and services offered to both existing and new customers. The increase in Traditional Staffing Services revenue growth was limited by the Company's continued effort within this division to replace existing lower margin business and concentrate its marketing efforts on high-end office support and value-added business services as part of its targeted marketing strategy that focuses on high-growth customers and high skill segments. The increase in the Teleservices division was due to internal growth related to an increase in the services being provided to American Transtech, Inc., an AT&T subsidiary, which in the first quarter of 1998 was sold to Matrixx. The Company's management has received indications from Matrixx that it intends to terminate its contract with the Company and therefore the revenue from the Teleservices division will be reduced until the contract is fully terminated. The decrease in the Health Care division was a result of management's planned disposal of this business. On March 30, 1998, the operating assets of the Health Care division were disposed of in a sale. Therefore, the Health Care division will not provide any revenue contribution to the Company beginning in the second quarter of 1998.

  GROSS PROFIT

  Gross profit increased $13.4 million, or 22.3%, to $73.5 million in the three months ended March 31, 1998 from $60.1 million in the year earlier period. Gross margin increased 130 basis points to 23.0% in the three months ended March 31, 1998 from 21.7% in the year earlier period. Exclusive of the Health Care and Teleservices divisions' results, gross margin increased 140 basis points to 23.7% in the three months ended March 31, 1998 from 22.3% in the year earlier period. The Specialized Solutions gross margin increased to 27.4% in the three months ended March 31, 1998 from 25.9% in the year earlier period. The Traditional Staffing Services gross margin increased to 21.7% in the three months ended March 31, 1998 from 20.3% in the year earlier period. These increases were due to a combination of changes in the mix of business, increased billing rates, higher volume of business and reduced unemployment costs and workers' compensation claims. In addition, the Traditional Staffing Services division benefited from the Company's continued effort within this division to replace existing lower margin business and concentrate its marketing efforts on high-end office support and value-added business services. The Teleservices division's gross margin increased to 10.4% in the three months ended March 31, 1998 from 9.8% in the year earlier period. The Health Care division experienced a slight increase in gross margin to 32.1% in the three months ended March 31, 1998 from 29.3% in the year earlier period.

  OPERATING EXPENSES

  Operating expenses increased $6.5 million, or 13.3%, to $55.3 million in the three months ended March 31, 1998 from $48.8 million in the year earlier period. Operating expenses as a percentage of revenue decreased to 17.3% in the three months ended March 31, 1998 from 17.6% in the year earlier period. The slight decrease was primarily due to the Company's ability to spread operating expenses over a larger revenue base. Operating expenses before depreciation and amortization as a percentage of revenue decreased to 16.2% in the three months ended March 31, 1998 from 16.5% in the year earlier period. Included in operating expenses during the three months ended March 31, 1998 are the costs associated with projects underway to ensure accurate date recognition and data processing with respect to the Year 2000 as it relates to the Company's business, operations, customers and vendors. The related costs, which are expensed as incurred, are included in general and administrative expense. The Company expects to substantially complete the Year 2000 conversion projects by the end of 1998. These costs have been immaterial to date and are not expected to have a material impact on the Company's results of operations or financial condition in the future.

  INCOME FROM OPERATIONS

  As a result of the foregoing, income from operations increased $6.8 million, or 60.2%, to $18.1 million in the three months ended March 31, 1998 from $11.3 million in the year earlier period. Income from operations as a percentage of revenue increased to 5.7% in the three months ended March 31, 1998 from 4.1% in the year earlier period.

  INTEREST EXPENSE

  Interest expense, as incurred and allocated, increased $0.9 million, or 180.0%, to $1.4 million in the three months ended March 31, 1998 from $0.5 million in the year earlier period. The increase in interest expense resulted from an increase in borrowing from the Company's parent, AccuStaff, used primarily for funding acquisitions.

  INCOME TAXES

  The Company's effective tax rate decreased to 37.5% for the three months ended March 31, 1998 from 38.0% in the year earlier period due to the Company's continuing tax planning initiatives.

  NET INCOME

  As a result of the foregoing, net income increased $3.8 million, or 56.7%, to $10.5 million in the three months ended March 31, 1998 from $6.7 million in the year earlier period. Net income as a percentage of revenue increased to 3.3% in the three months ended March 31, 1998 from 2.4% in the year earlier period.

FISCAL 1997 COMPARED TO FISCAL 1996

  REVENUE

  Revenue increased $229.3 million, or 22.2%, to $1,260.7 million in fiscal 1997 from $1,031.4 million in the year earlier period. The increase was attributable by division to: Specialized Solutions, $90.3 million, or an increase of 36.0%; Traditional Staffing Services, $99.4 million, or an increase of 17.9%; Teleservices, $22.2 million, or an increase of 19.7%; and Health Care, $17.4 million, or an increase of 15.5%. The increase in the Specialized Solutions division was due to internal growth through increases in bill rates and services offered to both new and existing customers of the increase in the Traditional Staffing Services division, $70.1 million was due to growth through acquisitions with the balance due to internal growth through increases in bill rates and services offered to both new and existing customers. The increase in the Teleservices division was due to internal growth related to an increase in the services being provided to American Transtech, Inc. The increase in the Health Care division was due to internal growth.

  GROSS PROFIT

  Gross profit increased $61.7 million, or 27.6%, to $285.2 million in fiscal 1997 from $223.5 million in the year earlier period. Gross margin increased 90 basis points to 22.6% in fiscal 1997 from 21.7% in the year earlier period. Exclusive of the Health Care and Teleservices divisions' results, gross margin increased 120 basis points to 23.2% in fiscal 1997 from 22.0% in the year earlier period. The Specialized Solutions' gross margin increased to 26.3% in fiscal 1997 from 25.5% in the year earlier period. The Traditional Staffing Services gross margin increased to 21.6% in fiscal 1997 from 20.5% in the year earlier period. The increases were due to a combination of change in the mix of business, increased billing rates, higher volume of business and reduced unemployment costs and workers' compensation claims. In addition, the Traditional Staffing Services division benefited from the Company's continued effort within this division to replace existing lower margin business and concentrate its marketing efforts on high-end office support and value-added business services. The Teleservices division's gross margin increased to 11.2% in fiscal 1997 from 10.0% in the year earlier period. The Health Care division experienced a slight decrease to 29.8% in fiscal 1997 from 30.6% in the year earlier period.

  OPERATING EXPENSES

  Operating expenses increased $34.0 million, or 18.7%, to $215.4 million in fiscal 1997 from $181.4 million in the year earlier period. Included in the operating costs are merger costs of $5.0 million related to the merger with Office Specialists, Inc. in 1997 and $14.1 million related to the merger with the businesses of Career Horizons, Inc. in 1996 that are included in the Company. Operating expenses as a percentage of revenue before merger costs increased to 16.7% in fiscal 1997 from 16.2% in the year earlier period. The increase was due to the increase in depreciation and amortization to $13.6 million in 1997 from $9.7 million in the year earlier period. Operating expenses before merger costs, depreciation and amortization as a percentage of revenue remained relatively constant at 15.6% in fiscal 1997 as compared to 15.3% in the year earlier period. Included in operating expenses during 1997 are the costs associated with projects underway to ensure accurate date recognition and data processing with respect to the Year 2000 as it relates to the Company's business, operations, customers and vendors. The related costs, which are expensed as incurred, are included in general and administrative expense. The Company expects to substantially complete the Year 2000 conversion projects by the end of 1998. These costs did not have a material impact on the Company's results of operations or financial condition during 1997.

  INCOME FROM OPERATIONS

  As a result of the foregoing, income from operations increased $27.7 million, or 65.8%, to $69.8 million in fiscal 1997 from $42.1 million in the year earlier period. Income from operations before merger costs, increased $18.6 million, or 33.1% to $74.8 million in fiscal 1997 from $56.2 million in the year earlier period. Income from operations before merger costs as a percentage of revenue increased to 5.9% in fiscal 1997 from 5.4% in the year earlier period.

  INTEREST EXPENSE

  Interest expense, as incurred and allocated, increased $4.0 million, or 1,000.0%, to $4.4 million in fiscal 1997 from $0.4 million in the year earlier period, resulting from an increase in net borrowings from AccuStaff used primarily to fund acquisitions.

  INCOME TAXES

  The Company's effective tax rate was 40.9% in fiscal 1997 compared to 45.7% in fiscal 1996. The effective tax rate in fiscal 1997 was increased to 40.9% from 38.0% due to the tax effect of the $5.0 million of non-deductible merger related costs. The effective tax rate in fiscal 1996 was increased to 45.7% from 37.6% due to $9.1 million of non-deductible merger related costs.

  NET INCOME

  As a result of the foregoing, net income increased $16.1 million, or 71.2%, to $38.7 million in fiscal 1997 from $22.6 million in the year earlier period. Net income as a percentage of revenue increased to 3.1% in fiscal 1997 from 2.2% in the year earlier period. Exclusive of merger costs and their related tax effects, net income would have increased $8.9 million to $43.7 million in fiscal 1997 from $34.8 million in the year earlier period, resulting in an increase to net income as a percentage of revenue to 3.5% in fiscal 1997 from 3.4% in the year earlier period.

FISCAL 1996 COMPARED TO FISCAL 1995

  REVENUE

  Revenue increased $258.9 million, or 33.5%, to $1,031.4 million in fiscal 1996 from $772.5 million in the year earlier period. The increase was attributable by division to: Specialized Solutions, $100.1 million, or an increase of 66.4%; Traditional Staffing Services, $138.1 million, or an increase of 33.0%; Teleservices, $12.9 million, or an increase of 13.0%; and Health Care, $7.8 million, or an increase of 7.6% of the increase in the Specialized Solutions division, $44.6 million was due to internal growth through increases in bill rates and services offered to both existing and new customers with the balance due to growth through acquisitions of the increase in the Traditional Staffing Services division, $102.7 million was due to growth through acquisitions with the balance due to internal growth through increases in bill rates and services offered to both existing and new customers. The increase in the Teleservices division was due to internal growth related to an increase in the services being provided to American Transtech, Inc. The increase in the Health Care division was due to internal growth.

  GROSS PROFIT

  Gross profit increased $59.2 million, or 36.0%, to $223.5 million in fiscal 1996 from $164.3 million in the year earlier period. Gross margin increased 40 basis points to 21.7% in fiscal 1996 from 21.3% in the year earlier period. Exclusive of the Health Care and Teleservices divisions' results, gross margin increased 70 basis points to 22.0% in fiscal 1996 from 21.3% in the year earlier period. The Specialized Solutions gross margin remained constant at 25.5% for fiscal 1996 and 1995. The Traditional Staffing Services gross margin increased to 20.5% in fiscal 1996 from 19.8% in the year earlier period. The increase is primarily due to the Company's continuing effort to replace lower margin business with high-end office support and business services. The Teleservices division's gross margin remained constant at 10.0% while the Health Care division experienced a slight decrease to 30.6% in fiscal 1996 from 31.6% in the year earlier period.

  OPERATING EXPENSES

  Operating expenses increased $48.3 million, or 36.3%, to $181.4 million in fiscal 1996 from $133.1 million in the year earlier period. Included in the operating costs are merger costs of $14.1 million related to the merger with the businesses of Career Horizons in 1996 that are included in the Company. Operating expenses as a percentage of revenue before merger costs decreased to 16.2% in fiscal 1996 from 17.2% in the year earlier period. The decrease was due to the Company's ability to spread fixed costs over a larger revenue base. Operating expenses before merger costs, depreciation and amortization as a percentage of revenue decreased to 15.3% in fiscal 1996 from 16.4% in the year earlier period.

  INCOME FROM OPERATIONS

  As a result of the foregoing, income from operations increased $10.9 million, or 34.9%, to $42.1 million in fiscal 1996 from $31.2 million in the year earlier period. Income from operations before merger costs incurred in fiscal 1996, increased $25.0 million, or 80.1% to $56.2 million in fiscal 1996 from $31.2 million in the year earlier period. Income from operations before merger costs as a percentage of revenue increased to 5.4% in fiscal 1996 from 4.0% in the year earlier period.

  INTEREST EXPENSE

  Interest expense, as incurred and allocated, decreased $0.8 million, or 66.7%, to $0.4 million in fiscal 1996 from $1.2 million in the year earlier period as a result of a decrease in net borrowings from AccuStaff.

  INCOME TAXES

  The Company's effective tax rate was 45.7% in fiscal 1996 compared to 38.8% in the year earlier period. The effective tax rate in fiscal 1996 increased from 37.6% to 45.7% due to $9.1 million of non-deductible merger related costs.

  NET INCOME

  As a result of the foregoing, net income increased $4.2 million, or 22.8%, to $22.6 million in fiscal 1996 from $18.4 million in the year earlier period. Net income as a percentage of revenue decreased to 2.2% in fiscal 1996 from 2.4% in the year earlier period due to the non-deductible merger costs. Exclusive of the merger costs, net income would have increased $16.4 million to $34.8 million, resulted in an increase in net income as a percentage of revenue to 3.4%.

LIQUIDITY AND CAPITAL RESOURCES

  In addition to cash flow from operations, the Company historically has relied on AccuStaff to provide the financing for its operations. These cash flows are not necessarily indicative of the cash flows that would have resulted if the Company were a stand alone entity.

  Historically, the Company has participated in AccuStaff's centralized cash management system whereby cash received from operations is transferred to AccuStaff's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. Accordingly, cash requirements for operating purposes and for capital expenditures were met from this source. After the Offering Closing Date, the Company will implement its own centralized cash management system.

  For the three months ended March 31, 1998, the Company generated $34.7 million of cash flow from operations; for the year ended December 31, 1997, the Company used $2.4 million of cash flow for operations; for the year ended December 31, 1996, the Company generated $6.1 million of cash flow from operations; and for the year ended December 31, 1995, the Company generated $7.1 million of cash flow from operations. The Company's positive cash flow from operations in the three months of 1998 reflects the increased profitability of its operations and the increased collections in accounts receivable. The Company's use of cash from operations for the year ended December 31, 1997 reflects the funding of working capital for acquired businesses as well as the increased working capital requirements of its continuing businesses. The Company generated positive cash flow from operations of $6.1 million in 1996. The Company experienced a substantial increase in accounts receivable from the year earlier period which was offset by an increase in accrued expenses, which related primarily to the merger costs related to the Company's merger with the businesses of Career Horizons, Inc., which have been included in the Company.

  In the three months ended March 31, 1998, the Company used $18.5 million for investing activities of which $16.2 million was used for acquisitions and $2.3 million was used for capital expenditures. The Company used $94.3 million, $54.5 million and $51.0 million for investing activities in the years ended December 31, 1997, December 31, 1996 and December 31, 1995, respectively, of which $84.5 million, $48.7 million, and $45.2 million, respectively, was used for acquisitions and $9.8 million, $5.8 million, and $5.8 million, respectively, was used for capital expenditures. The Company made three acquisitions in the three months ended March 31, 1998 and ten acquisitions in each of the years ended December 31, 1997, 1996 and 1995, respectively.

  For the three months ended March 31, 1998, the Company used $2.1 million of cash flow from financing activities; for the year ended December 31, 1997, the Company was provided $83.6 million of cash flow by financing activities; for the year ended December 31, 1996, the Company was provided $61.6 million of cash flow from financing activities; and for the year ended December 31, 1995, the Company was provided $26.3 million of cash flow by financing activities. These amounts primarily represent net advances from AccuStaff, which were used primarily to fund acquisitions.

  At December 31, 1997, the Company's advances in excess of the cash provided by operations of $81.3 million were classified on the Company's balance sheet as "Due to parent." In prior years, it has been assumed that the proceeds from various equity offerings consummated by the Company's parent were used to pay all outstanding indebtedness, including that allocated to the Company. Therefore, there has been no allocation of parent indebtedness at December 31, 1996 as no such indebtedness existed. Interest expense reflects the interest expense associated with the allocated average borrowings for each period using the rate that approximates the weighted average interest rate outstanding during each period. The Company will repay the outstanding "Due to Parent" balance from its borrowings under the Credit Facility. AccuStaff has outstanding certain irrevocable letters of credit related to the Company's business which primarily guarantee the payment of the Company's workers' compensation claims. At December 31, 1997, the letters of credit amounted to $16.6 million. In addition, the Company's subsidiary, Office Specialists, Inc. has similar letter of credit agreements which amounted to $1.0 million on December 31, 1997.

  In connection with acquisitions, the Company had outstanding at March 31, 1998, notes to shareholders of acquired companies of approximately $16.1 million.

  In connection with payroll and billing functions provided to Associated Offices' and certain franchisees, the Company advances an amount equal to the Associated Offices' and such franchisee's gross profit after deducting the Company's fees and expenses. These amounts are included on the Company's consolidated balance sheets as Due from Associated Offices. Clients of these offices remit payment directly to the Company, from which it retains the amounts previously funded and the Company's fees. The Company generally deducts from amounts to be paid to these offices any receivables outstanding for more than 90 days. Payment of amounts owed by clients is guaranteed by both the Associated Office or such franchisee and its principal owners. The Company monitors billings of these offices and has the right to refuse to fund any payroll expense and gross profit of an Associated Office or franchisee with respect to any client whose credit does not meet Company standards. The amount noted as Due from Associated Offices was approximately $36.9 million at
March 31, 1998, and $41.7 million, $     million and $    million, at December
31, 1997, 1996, and 1995 respectively.

  The Company has received a commitment from NationsBank, N.A. ("NationsBank") to provide the Company with a $300 million revolving Credit Facility. It is anticipated that $150 million will be outstanding at the Offering Closing Date. Advances under the Credit Facility will be available to the Company for a term of five (5) years. Advances made under the Credit Facility (i) will bear interest at a floating rate, determined on a basis of a LIBOR rate plus an applicable margin, (ii) will be guaranteed by all of the Company's subsidiaries existing on the Offering Closing Date and any material subsidiaries acquired thereafter, and (iii) will be secured by a pledge of the stock of all of the Company's subsidiaries existing on the Offering Closing Date and of any material subsidiaries acquired thereafter. The Company is subject to certain financial covenants and operational covenants which will prohibit the Company from making acquisitions if the Company is not in compliance with certain covenants and, under certain specified circumstances, prohibits or limits dividends that may be paid by the Company. The Credit Facility provides a sublimit for the issuance of letters of credit of up to $30 million. See Note 14 to the Company's Consolidated Financial Statements.

  The Company's primary source of liquidity has traditionally been cash flows from operations. The Company believes that available borrowings under the Credit Facility and cash flow from operations will be sufficient to fund its future working capital, capital expenditure, debt service requirements and possible future acquisitions for at least the next 12 months. Under the terms of the Reorganization and Spin-off Agreement, until the Spin-off is completed, the Company may not issue additional shares of its capital stock without the prior consent of AccuStaff if such issuance would reduce AccuStaff's ownership level below the percentage required for the Spin-off to be tax-free. See "Certain Relationships and Related Transactions."

INFLATION

  The effects of inflation on the Company's operations were not significant during the periods presented in the financial statements. Generally, throughout the periods discussed above, the increases in revenue have resulted primarily from higher volumes, rather than price increases.

OTHER MATTERS

  During 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 130 Reporting Comprehensive Income, which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for the Company's 1998 fiscal year. Management does not believe that the Company has material other comprehensive income which would require such separate disclosure.

  Additionally, during 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires, among other things, that certain general and financial information be disclosed for reportable operating segments of a company. SFAS No. 131 is effective for the Company's 1998 fiscal year end. The Company is currently evaluating the effects of SFAS No. 131 on its disclosure format.

  During 1998, the American Institute of Certified Public Accountants' Executive Committee issued Statement of Position Number 98-1 (SOP 98-1), Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Management believes that the Company is substantially in compliance with this pronouncement and that the implementation of this pronouncement will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

IMPACT OF THE YEAR 2000

  The Company is in the process of preparing its computer systems and related software to accommodate date sensitive information relating to the Year 2000 and anticipates that such preparation will be completed in early 1999. The Company expects that the costs related to ensuring such systems and software to be Year 2000-compliant will not be material to the financial condition or results of operations of the Company. In addition, the Company is discussing with its vendors and customers the possibility of any difficulties which may affect the Company as a result of its vendors and customers ensuring that their computer systems and software are Year 2000-compliant. To date, no significant concerns have been identified. However, there can be no assurance that the Company's efforts are adequate or that no Year 2000-related computer operating problems or expenses will arise with the Company's computer systems and software or in the computer systems and software of the Company's vendors and customers. Such problems or expenses could have a material adverse effect on the Company's results of operations or financial condition.

FORWARD LOOKING STATEMENTS

  Statements made in this Report regarding the Company's expectations or beliefs concerning future events, including capital spending, expected results and the Company's future liquidity situation, should be considered forward-looking and subject to various risks and uncertainties. The Company's actual results may differ materially from the results anticipated in these forward-looking statements as a result of certain factors. For instance, the Company's results of operations may differ materially from those anticipated in the forward-looking statements due to, among other things: the Company's ability to successfully identify suitable acquisition candidates, complete acquisitions or integrate the acquired business into its operations; the general level of economic activity in the Company's markets; increased price competition; changes in government regulations or interpretations thereof; and the continued availability of qualified temporary employees.

                                   BUSINESS

THE COMPANY

  The Company is, on the basis of revenues, a leading national provider of business services that primarily include diversified staffing and outsourcing services to businesses and government agencies. The Company was formed in May 1998 in connection with the Reorganization and represents the commercial businesses of AccuStaff. The Company will operate in two divisions, Specialized Solutions and Traditional Staffing Services. The Company provides its services through a network of 341 Company owned offices and 36 franchised offices, with centralized support including marketing and back office support. In the year ended December 31, 1997, the Company generated revenues of $1.3 billion and supplied approximately 250,000 employees to clients in 36 states and the District of Columbia. On a pro forma basis, after eliminating results of operations that have been sold or that are in the process of being terminated, 1997 revenues were approximately $1.0 billion. The Company has experienced rapid pro forma revenue growth from $312 million in 1992 through both acquisitions and internal growth.

  The Specialized Solutions division provides sophisticated customized solutions to customers including high-end office support and office automation resources, desktop publishing, outsourcing, mid-level IT staffing and web-site design and development, and end-user IT training. This division also provides staffing of scientific skills for biotechnology and pharmaceutical customers and skilled "light technical" staffing for electronics and other component manufacturers. In addition, through this division, the Company provides technical support for end-users including telecommunication companies. The Company provides this specialized expertise under various brand names. The division's Office Specialists, Excel, Richard Michael Group and Placers brands provide high-end office support and office automation resources. The e-Staff brand provides services such as desktop publishing. The Strategix and HR Management brands offer turn-key outsourcing services. The Mindsharp Learning Centers brand offers a wide range of end-user IT training. The Specialized Solutions division, which had revenues of $341 million in the year ended December 31, 1997, representing 34% of the Company's revenues on a pro forma basis, operates through 124 offices in 20 states and the District of Columbia.

  The Traditional Staffing Services division primarily provides clerical, secretarial and, to a lesser extent, light industrial staffing, primarily under the AccuStaff brand name. The office services unit, which accounts for approximately 78% of the division's staffing revenue, supplies a wide variety of secretarial, clerical, word processing, and office automation resources to perform skilled tasks, as well as reception, copying, filing, and other miscellaneous office services. This division also provides customer care and telemarketing services for businesses. The light industrial unit, which accounts for approximately 22% of the division's staffing revenue, supplies employees for light industrial positions such as unskilled assembly and packaging, light-duty warehouse work, inventory and other light-duty, labor intensive tasks. This division also provides on-site management programs for numerous clients where the Company's staffing employees constitute a significant portion of a client's workforce. The Traditional Staffing Services division, which had revenues of $655.7 million in 1997 representing 66% of the Company's revenues on a pro forma basis, operates through 253 offices including franchised offices, in 32 states and the District of Columbia.

OPERATING STRATEGY

  The following are key elements of the Company's operating strategy:

  PROVIDE BROAD RANGE OF CUSTOMIZED, VALUE-ADDED SERVICES

  The Company offers a broad selection of specialized and traditional staffing solutions, encompassing a wide range of specialized services such as desktop publishing, graphics support, web-site design and development, turn-key outsourcing services, high-end office support and office automation, and end-user IT training, as well as traditional temporary staffing services such as secretarial, clerical, word processing and light industrial. The Company strives to provide added value by customizing its services to meet its clients' needs. These services include customized management information reporting, on-site management of temporary employees, specialized training and behavioral testing of temporary employees for selected lines of business. The Company believes that offering these services enhances its long-term relationships with its clients.

  PURSUE TARGETED MARKETING STRATEGY

  The Company focuses its major marketing efforts on customer and skill segments that are growing faster on average than the economy. The Company has a dedicated team to perform demographic and industry analysis to determine growth industry sectors, and qualify target accounts, using databases and centralized research support in an organized way to create territories for the Company's sales force and to target attractive potential clients. This system is called Territory Management. The Company focuses specifically on faster growing industries where clients are more likely to emphasize skills and service over price.

  RECRUIT, TRAIN AND RETAIN QUALIFIED STAFFING EMPLOYEES

  In a tight labor market, characterized by increased work force mobility, the ability to attract and retain highly skilled temporary and contract employees is critical. The Company has developed innovative techniques, both centrally and locally, including extensive use of databases, the Internet and referral and reactivation programs to obtain competitive advantages in recruiting qualified employees. The Company retains qualified staffing employees by providing quality assignments and flexible schedules with competitive compensation and benefits and continuous training through its branches and its MindSharp Learning Centers. The Company provides its staffing employees with career development opportunities via training to advance to more challenging positions in a variety of industries. The Company's staffing managers and supervisors also receive extensive training oriented towards building and managing relationships that increase tenure of the temporary and contract workforce.

  CAPITALIZE ON STRONG REPUTATION AND BRAND NAMES

  The Company believes its national network of offices and broad range of services has created one of the most widely recognized brands, AccuStaff, in the staffing services industry today. Moreover, the Company has developed very strong brands in regional markets and specialized skills, for example, e-Staff, Excel, Placers, Office Specialists, Richard Michael Group, Strategix and HR Management. The Company will continue to use its strong brand recognition to expand its position with both customers and employees. In addition, the strong regional and speciality brands will be used to expand distinctive specialized services. The Company believes that separate branding facilitates the Company's cross-selling programs and is a primary element of the Company's strategy for creating a solid platform for internal growth.

  OPERATE DECENTRALIZED, ENTREPRENEURIAL BRANCHES WITH CENTRALIZED MANAGEMENT AND SUPPORT SYSTEMS

  The Company seeks talented managers who are capable of operating independently and succeeding within the Company's decentralized operating structure. Branch managers enjoy considerable autonomy in hiring, pricing, business mix, advertising and delivery of client services. Substantially all full-time branch staff are eligible to receive incentive compensation based on office profitability, resulting in a team-oriented approach. Branch offices receive strong support from the Company's operations centers including billing, payroll, risk management, credit and collections services, marketing, quality standards enforcement, guidance in hiring and training of regular staff, operating procedures, customer service and regulatory guidance. The Company's corporate support systems allow it to achieve administrative economies of scale while capitalizing on the responsiveness of its decentralized branch office network to client needs. The Company encourages entrepreneurial operation of its branch offices but has developed corporate level programs that establish accountability for each office. One such program is the implementation of a uniform standard for assessment of its branch staff. The Company has developed a matrix of benchmarks and targets used to evaluate weekly performance of offices and branch staff. The Company employs this "Balanced Scorecard" in certain of its locations and intends to eventually have all locations operating under this matrix.

  LEVERAGE EXISTING INFRASTRUCTURE AND TECHNOLOGY

  The Company believes that a significant competitive advantage can be obtained through the strategic use of technology. The Company currently maintains three central processing centers, at the Company's corporate offices in Jacksonville, Florida, and at its Woodbury and Peabody Operations Centers. The Company anticipates that it will not rely on the Jacksonville processing center after the Spin-off. The Woodbury and Peabody Operations Centers support the majority of the Company's operations with customized billing, payroll, and a wide range of management reports, including weekly, monthly and quarterly reports that provide information ranging from client activity to customer service representatives' productivity. The systems also support operations in marketing, employee search and selection, quality assurance and regulatory compliance. Because certain payroll and utilization data and functions can be integrated with the management information systems of its customers, the Company's management information systems also enhance its ability to strengthen client relationships. The Company continually seeks to achieve additional economies of scale through increased automation and seeks to integrate each acquisition into one of its processing centers as quickly as practical. There can be no assurance, however, that such integration can be accomplished.

GROWTH STRATEGY

  The following are the key elements of the Company's growth strategy:

  LEVERAGE THE COMPANY'S POSITIONING EXPERTISE

  The Company will leverage its expertise in positioning its businesses in markets and segments that value high quality services. The Company utilizes its Territory Management System to identify attractive industries, clients and geographical markets as part of its positioning strategy. The Company's Office Specialists subsidiary has used the Territory Management System on a formal basis since 1985. The current version of this system, which is computerized and identifies attractive industries and companies, was implemented in November 1996. The Territory Management System has met management's expectations. For example, since January 1, 1997, the system has produced 519 new leads, previously unidentified, resulting in $3.2 million of incremental new revenue at a gross margin in excess of 30%. This system is currently utilized in 18% of the Company's branches, primarily the Company's Office Specialists branches. The Company, anticipates implementing the Territory Management System in its other branches over the next three years, beginning in August 1998. However, the Company does not anticipate introducing the Territory Management System into those branches primarily dedicated to the Company's light industrial business. The Company believes that Territory Management will provide a competitive advantage by efficiently focusing its marketing efforts on highly desirable companies and industries. In turn, the Company believes this will enable it to accelerate its internal growth rate. See "--Operating Strategy--Pursue Targeting Strategy."

  INCREASE PENETRATION OF EXISTING MARKETS AND EXPANSION INTO CONTIGUOUS
MARKETS

  The Company believes that branch size (number of employees and revenues) and market share in existing local and regional markets drive growth and profitability. The Company believes that growth comes from building larger branches and adding branches in existing and contiguous markets. Economies of scale are realized through common regional management and the distribution of advertising, recruiting and training costs over a larger revenue base. Moreover, increased presence in local labor markets enables the Company to achieve margin improvements because of its control over critical skills and its ability to commit them to its faster growing customers. Additionally, the Company believes large size in a specific market significantly enhances cross-selling opportunities.

  The Company intends to increase penetration of existing markets and to expand into contiguous markets by: (i) increasing volume in existing branches via expanded selling efforts, including higher productivity levels from existing sales staff and adding new sales staff; (ii) completing small acquisitions in existing markets which can be folded into existing branch networks; and (iii) adding new branches in areas contiguous to existing branches.

  CHANGE THE MIX OF BUSINESS

  Across the breadth of its product line, the Company will change its mix of business over time in favor of higher level and higher margin service offerings. The Company will seek to continue to shift its business mix away from commodity staffing services and towards higher skilled, value-added services and solutions such as those offered through the Company's Specialized Solutions division. Furthermore, across the breadth of its product line, the Company will emphasize the continued addition of service offerings that result in a focus on higher skilled services.

  The Company believes that lower level skill services, such as lower end clerical and light industrial, have shown slower growth in demand and more price sensitivity than the higher level skill services provided by the Specialized Solutions division; as a result, in order to increase its overall margins, the Company will shift its mix of business to provide a greater portion of its business each year in the Specialized Solutions division.

  The Company intends to grow its Specialized Solutions division faster than its Traditional Staffing Service division by: (i) focusing acquisitions on companies primarily engaged in businesses which are specialized; and (ii) where possible, changing the focus of traditional offices to emphasize specialized services.

  GROW SPECIALIZED BUSINESSES

  The Company will continue to focus on niche markets, such as outsourcing, mid-level information technology, training, high-end office automation, desktop publishing and scientific skills. The Company will also continue to expand penetration of the Company's niche brands across its network of branches. Moreover, the Company intends that its product line will continuously evolve in response to changing technology and clients needs and that it will add new branded service offerings as market needs warrant. This strategy will allow the Company to leverage and strengthen its relationship with existing clients. The Company will fund its efforts in these areas by using cash flow from operations and/or borrowings under the Credit Facility. Areas of immediate focus will include:

  . Outsourcing Relationships. The Company seeks to expand its client relationships by offering comprehensive outsourcing arrangements, in which the Company staffs and manages an entire department or function on a turn-key basis. These relationships tend to be characterized by the provision of additional higher level services, such as human resources management services (either on or off-site) and staffing and management call services.

  . Mid-level Information Technology. The Company provides a range of mid-level IT staffing services such as systems administrators, data center operators, help desk employees, local and wide area network specialists, web site designers and developers, software programmers and computer trainers. These services are in high demand and are sought often by clients that value the services and high skill levels the Company can provide. The Company believes an increase in the volume of these mid-level IT staffing services will raise the Company's average bill rates, revenues and margins.

  . Training. Through its MindSharp Learning Centers, the Company's training services focus on end-user, instructor-led and self-paced application and IT software training, custom courseware, and high-end network training. These training services offer opportunities to further existing client relationships and offer high value, high skill business segments to new clients. The Company plans to expand the MindSharp Learning Centers offices into additional markets where the Company already has strong specialized brands such as in Boston, Chicago, Philadelphia, and Atlanta. In addition, the Company provides training services through its branches to help train and develop the Company's staffing employees, which ultimately will generate higher bill rates by such employees.

  CROSS-SELL SERVICES

  The Company encourages its divisions and brands to cross-sell their services on an intra- company basis. In certain markets, the Company and AccuStaff intend to cross-sell their services which include IT and professional services offered by AccuStaff and the Specialized Solutions and Traditional Staffing Services offered by the Company. Although AccuStaff is free to compete with the Company prior to the Spin-off, once the Spin-off is completed and the initial cross-selling arrangements with AccuStaff terminate, there is no assurance that the Company will continue such cross-selling arrangements, with AccuStaff. See "Risk Factors--Conflict of Interest; Limitations on Liability."

  PURSUE STRATEGIC ACQUISITIONS

  The Company's acquisition strategy is to acquire complementary staffing and outsourcing operations that are focused on high value, high skill business segments that the Company believes are growing faster than the traditional staffing segments. The Company believes that there is an opportunity, as a part of the consolidation in the global business services industry, that is focused on acquisitions of companies that offer specialized staffing and high-end office support. After completing more than 30 acquisitions for AccuStaff (including for Career Horizons, Inc. and Office Specialists, Inc.), including several acquisitions in the information technology industry, the Company's management has a proven track record of successfully acquiring companies, integrating them within existing operations, and utilizing them to enhance the Company's growth performance. Although the Company will be restricted from issuing additional shares of capital stock until consummation of the Spin-off, the Company believes the $150 million available under the Credit Facility as of the Offering Closing Date, as well as cash flow from operations and seller financing, will be sufficient to finance, any strategic acquisitions for the immediate future.

ACQUISITIONS

  The Company has established an experienced team responsible for identifying suitable acquisition candidates and coordinating the integration of acquired businesses into the Company's operations. In determining whether to proceed with an acquisition, the Company evaluates a number of factors, including: the historical and projected financial results; the purchase price and expected impact on the Company's earnings per share; the enhancement to the Company's breadth of services; the experience, reputation and personality of management; and any expected synergies with the Company's existing operations. Although the Company also considers whether an acquisition would provide a strategic geographic market, the Company values an acquisition candidate's service offerings higher than such candidate's geographic location.

  The following table details the acquisitions of AccuStaff's commercial division since 1994.

                                                                 REVENUES FOR
                                                                 YEAR PRIOR TO
                                                     ACQUISITION  ACQUISITION
   COMPANY ACQUIRED                                     DATE     (IN MILLIONS)
   ----------------                                  ----------- -------------
   Elite Personnel Services, Inc. ..................     3/98       $  6.0
   Morgan Mercedes Temporaries, Inc.................     1/98          1.8
   Valley Micro Associates, Inc.....................     1/98          1.2
   Office Specialists, Inc..........................    11/97        165.0
   Training Delivery Systems, Inc...................     5/97         45.3
   Staffing Resources, Inc..........................     4/97          6.5
   Firstaff, Inc....................................     3/97         15.8
   Esprit Staffing Services.........................     2/97          5.0
   The Placers, Inc., et al.........................     1/97         35.1
   CGS Services, Inc................................     1/97         10.1
   Career Horizons, Inc.............................    11/96        385.3
   Temps America East, Inc..........................     5/96         40.8
   Alternative Temps, Inc...........................     4/96          3.8
   Advantage Personnel Services, Inc................     2/96         10.8
   Excel Temporary Services, Inc....................     2/96         31.6
   PTA International................................     1/96         30.0
   HR Management Services, Inc......................    11/95         23.6
   Matthews Professional Employment Specialists,
    Inc.............................................     7/95         20.0
   Bogard Temps, Inc................................     7/95          7.4
   Contemporary Personnel Services, Inc.............     1/95         15.0
   Dupay Enterprises, Inc...........................     1/95         11.6
   Debbie Temps, Inc................................     3/94         12.7

  The following acquisitions were made by Career Horizons, Inc. and Office Specialists, Inc. since 1994 until their respective acquisitions by AccuStaff.

                           OFFICE SPECIALISTS, INC.

                                                                   REVENUES FOR
                                                                   YEAR PRIOR TO
                                                       ACQUISITION  ACQUISITION
   COMPANY ACQUIRED                                       DATE     (IN MILLIONS)
   ----------------                                    ----------- -------------
   Key Staffing Services, Inc. .......................    6/97        $  6.5
   Robertson & Nugent Associates, Inc. ...............    3/97            .5
   Castle Key Corp. ..................................    1/97           1.5
   STC, Inc. .........................................    5/95           9.5
   EWT Industries, Inc. ..............................    5/95           1.0
   Agency Network Atlanta, Inc. ......................    1/95            .5
   Can Temporaries, Inc. .............................    7/94           1.5
   KOT Services, Inc. ................................    7/94           1.0

                             CAREER HORIZONS, INC.

                                                                   REVENUES FOR
                                                                   YEAR PRIOR TO
                                                       ACQUISITION  ACQUISITION
   COMPANY ACQUIRED                                       DATE     (IN MILLIONS)
   ----------------                                    ----------- -------------
   Dial A Temporary, Inc. ............................    6/96         $ 1.3
   The Richard Michael Group, Inc. ...................    4/96           8.0
   Century Temporary Services, Inc. ..................    4/96          12.0
   Management Search, Inc. ...........................    3/96          15.9
   Staff-Additions, Inc. .............................    1/95           1.6
   Staffing Resources (SC), Inc. .....................    1/95           4.9

OPERATIONS

  The Company will operate in two divisions, Specialized Solutions and Traditional Staffing Services. Each division offers a range of skills to fulfill client requirements and are described below.

THE SPECIALIZED SOLUTIONS DIVISION

  The Specialized Solutions division provides a wide range of sophisticated customized solutions to customers under a variety of brands in particular units. These services are provided through approximately 124 offices in 20 states and the District of Columbia. Approximately 34% of the Company's pro forma fiscal 1997 revenue was derived from this division.

  OFFICE SUPPORT

  Office support services is the largest and most profitable unit of this division. This unit focuses on providing high-end office support services including word processing, secretarial and resident management services under brands such as Office Specialists, Excel and Placers. By providing customized solutions, the Company forms strategic relationships with its clients and is thus also able to provide other high value services.

  DESKTOP PUBLISHING

  Building on the high-end office support platform, the desktop publishing unit provides, under its e-Staff brand, desktop publishing services to a variety of customers such as advertising, consulting, and marketing firms as well as colleges and universities and corporate customers. Utilizing higher-end graphics expertise, the Company is able to provide value-added publishing services to such customers.

  OUTSOURCING

  Outsourcing services are provided under the brands Strategix and HR Management and focus on three distinct areas: (i) human resource management services, (ii) call center management services (including both in-bound and out-bound services), and (iii) help desk management. By providing a wide range of customized human resource services such as recruiting, testing, screening, resume management, training and processing, the outsourcing services unit is able to create a complete package of human resource management programs that can be tailored to meet each customer's needs. The Company's expertise in developing sophisticated and customized solutions, including aptitude testing procedures for specific industries, makes its services especially valuable to its customers.

  INFORMATION TECHNOLOGY

  The IT unit provides lower-end and mid-range IT staffing services including systems administrators, data center operators, help desk employees, local and wide area network specialists, web-site designers and developers, software programmers, and computer trainers.

  SCIENTIFIC

  The Company develops creative staffing solutions to meet the challenges faced by its clients in the pharmaceutical, chemical, biotechnology, environmental, healthcare and related industries. It provides a wide range of trained scientists, laboratory technicians, chemists, and clinical trials specialists to biotechnology and pharmaceutical companies, universities, and professional testing and research labs.

  LIGHT TECHNICAL

  The light technical unit recruits, tests, trains and deploys skilled staff for electronic and other component manufacturers in the high tech industry.

  TRAINING

  Through the MindSharp Learning Centers, the training unit provides technology training solutions such as end-user computer training and high-end network training in a business-to-business environment. Education services include instructor-led and self-paced application and IT software training, conversion services, custom courseware, consulting and general business skills training. In addition, the Company uses MindSharp Learning Centers to train and develop its staffing employees.

THE TRADITIONAL STAFFING SERVICES DIVISION

  The Traditional Staffing Services division primarily provides clerical, administrative and, to a lesser extent, light industrial staffing. These services are provided through approximately 253 offices in 32 states and the District of Columbia. Approximately 66% of the Company's pro forma fiscal 1997 revenue was derived from this division, which operates primarily under the AccuStaff brand name. The division also provides private label and payroll services.

  OFFICE SERVICES

  The office services unit, which accounts for approximately 78% of the division's staffing revenues, supplies a wide variety of secretarial, clerical, word processing, data entry and office automation resources to perform skilled tasks, as well as reception, transcription, copying, filing and other miscellaneous office services. A major focus of the office services unit is the provision of these services to the financial services industry.

  LIGHT INDUSTRIAL SERVICES

  The light industrial unit, which accounts for approximately 22% of the division's staffing revenues, supplies employees to perform functions such as unskilled assembly and packaging, light-duty warehouse work, including shipping and distribution, and inventory checking and other light-duty, labor-intensive tasks. This unit also supplies employees to assist with banquets and catering functions, hospitality and other labor-intensive special engagements such as sporting or political events and meetings and conventions.

  PRIVATE LABEL

  The private label unit provides financial and back office support services to approximately 380 independently owned temporary staffing firms ("Associated Offices"). These services include billing and payroll services and preparation of payroll tax filings and management reports. In addition, the private label unit advances each Associated Office an amount equal to the office's gross profit after deduction of the Company's fees and expenses. The private label unit operates under two brand names: Temporary Management Resources and Resource Funding Group.

  The Company's Associated Offices deliver services primarily in markets where the Company does not have franchisees or Company-owned offices. Although the Company has no contractual obligation to refer customers to its Associated Offices, the Company usually uses the Associated Offices as its first point of referral for clients in locations that the Company does not serve directly. The Company charges a fee based upon the services provided to the Associated Offices. See Note 2 of The Notes to Consolidated Financial Statements.

  PAYROLL SERVICES

  The payroll services unit provides customers with complete payroll management, including computation of deductions, making of payments and filing of reports.

OTHER OPERATIONAL ASPECTS

  ON-SITE SERVICES

  The Company provides on-site management programs for approximately 125 clients that delegate their staffing needs to the Company. The Company manages all or a large portion of such clients' temporary work force, providing recruiting, testing and management services.

  BRANCH OFFICES

  The Company delivers its services through a branch office network of 341 Company owned, 36 franchised, and 380 Associated Offices in 46 states, and the District of Columbia. Wherever possible, the Company clusters offices to permit advertising and administrative expenses to be spread over a large number of offices in close proximity to each other.

  Account coordinators in each office are responsible for sales, interviewing temporary employees and monitoring customer relationships. Account coordinators and other office employees report to a branch manager who is responsible for the profitability of the branch office. Branch managers are given a high level of authority in making decisions about the operation of their offices and receive bonuses based on the profitability of their branch. Other branch employees, including account coordinators, also receive bonuses directly related to the profitability of their branch. This system encourages account coordinators to develop ongoing relationships with their customers after a sale has been made.

  The Company grants franchisees the right to market and furnish traditional staffing services within a designated geographic area through licensing agreements. The Company receives royalty fees from each franchisee based upon its sales, and in return supplies a variety of support and marketing services and materials. The Company provides each franchised office with the same software used by Company-owned offices to assist it in recruiting temporary employees, testing applicants, and matching employee skills to specific client requirements. Franchisees receive training from the Company, attend seminars, participate in marketing programs and utilize the Company's sales literature. The Company also provides all of the back-office functions relating to temporary personnel for such franchisees, including payment of all federal, state and local payroll taxes and preparation and filing of quarterly and yearly payroll tax returns. Revenue from franchising activities constituted 9.4% of the Company's revenue in 1997.

  SALES AND MARKETING

  The Company obtains clients through personal sales presentations, telephone marketing calls, direct mail solicitations, referrals from other clients and advertising in a variety of local and national media, including newspapers, magazines and trade publications. Many of the branches supplement the Company's advertising efforts with their own local advertising. The Company has in-house graphics design and marketing employees to produce marketing materials and client proposals. The Company also actively sponsors various community activities, such as seminars on human resource-related issues, as a way of increasing name recognition. The Company's directors and officers participate in national trade associations, local chambers of commerce and other civic organizations.

  In addition, to continue the business opportunities available to both AccuStaff and the Company, each has granted to the other pursuant to a Strategic Marketing and Cross-selling Agreement, a nonexclusive license to market the services of the other. Under the Strategic Marketing and Cross-selling Agreement, AccuStaff's market development managers, paid on a cost sharing basis by both the Company and AccuStaff, shall continue to seek opportunities to cross-sell both companies' services to each other's clients.

  TEMPORARY EMPLOYEES

  The Company finds that referrals from its existing workforce provide the highest quality and largest number of new temporary employees and it pays a referral fee to any employee responsible for recruiting a temporary employee. In addition, temporary employees are recruited through advertising in local and, to a lesser extent, national media. Temporary employees are employed by the Company on an as-needed basis dependent upon client demand and are paid only for the time they actually work. The Company employs in excess of 70,000 temporary employees during a typical week.

  The Company intends to expand upon the centralized recruiting system used by its Office Specialists, Inc. subsidiary for the recruitment of temporary employees, especially those with higher skill levels. The Company believes recruiting temporary employees will remain a function of the local offices but believes the use of its developing, central database will provide advantages to its local offices.

  The Company is responsible for and pays the employer's share of Social Security taxes (FICA), federal and state unemployment taxes, workers' compensation insurance and other similar costs relating to its temporary employees.

  WORKERS' COMPENSATION PROGRAM

  The Company maintains multiple workers' compensation insurance programs for claims in excess of deductibles of $350,000 per occurrence. These insurance plans cover most of the Company's operations. Any recent acquisitions in which the acquired companies are self-insured are integrated into the Company's plan immediately. However, if an acquired company is fully insured or has limited self-insurance, the Company will integrate the subsidiary at the most cost effective date in accordance with management's analysis.

  Regional field employees process and investigate workers' compensation claims and report to the Company's full-time in-house risk manager on a regular basis. These field employees work in conjunction with the risk manager and a third-party administrator to manage claims and set up appropriate accruals for the uninsured portion of claims (up to certain deductible amounts). An independent actuary provides advice on overall workers' compensation costs as well as an actuarial valuation regarding the adequacy of the accruals. The accrual balances determined by the third-party administrator and Company management are consistent with the amounts recommended by the actuary.

  In addition, the Company has a safety program in all branch offices to provide appropriate safety training to employees prior to job assignment. The risk manager and field employees also perform safety inspections at customer locations to help determine potential risks for employee injury and to assist customers in making the workplace safer. Company policies prohibit staffing of high risk work.

  CERTAIN ADMINISTRATIVE SERVICES

  Pursuant to a Services Agreement, AccuStaff will continue to provide certain administrative services to the Company, including (i) payroll processing and billing services, (ii) human resources and employee benefit administration services, (iii) risk management services, (iv) MIS support services, (v) financial and purchasing and procurement services, (vi) legal services, (vii) shareholder relations services, (viii) business services, including sales and marketing support services and mergers and acquisition services, and (ix) branch support services. Under the terms of the Services Agreement, all or a portion of the services are rendered by AccuStaff subject to the oversight, supervision and approval of the Company, acting through its Board of Directors and Officers. The costs of such services to be provided to the Company are based upon an agreed allocation of AccuStaff's costs for such services and are intended to reimburse AccuStaff only for actual costs incurred in delivering the services.

  The Services Agreement becomes effective upon the completion of the Reorganization and expires on the Spin-off Date.

  Under the Tax Disaffiliation Agreement the Company will continue to provide AccuStaff with certain income tax and payroll tax reporting services for periods through 1999. AccuStaff will pay to the Company the fair market value of such tax-related services.

EMPLOYEES

  At June 1, 1998, the Company employed approximately 2,100 staff employees on a full-time equivalent basis. Full-time employees are covered by life and disability insurance and receive health and other benefits. During fiscal 1997, the Company employed approximately 250,000 other employees as billable consultants or staffing employees, of which approximately 10% have certain benefits such as life, disability and health insurance. Except for certain employees of Training Delivery Services, Inc. and M&L Management Services Inc., subsidiaries of the Company, who perform certain support services for telecommunications companies, none of the employees of the Company are covered by a collective bargaining agreement, and the Company believes that its employee relations are satisfactory.

COMPETITION

  The business services industry is intensely competitive and highly fragmented, with few barriers to entry by potential competitors. The Company faces significant competition in the markets it serves and will face significant competition in any geographic markets or industry sectors that it may enter. In each market in which the Company operates, it competes for both clients and qualified employees with other firms offering staffing services. The majority of competitors are significantly smaller than the Company. However, certain of the Company's competitors have greater marketing and financial resources than the Company. The principal competitors of the Company include Interim Services, Inc., Norrell Corporation and a wide range of local and regional high-end companies. Many clients use more than one staffing services company and it is common for a major client to use several staffing services companies at the same time. In recent years, however, there has been a significant increase in the number of large potential clients consolidating their staffing services purchases with a single company or with a small number of companies. The consolidation of staffing services purchases has in some cases made it more difficult for the Company to obtain business from potential clients who have already contracted to fill their staffing needs with competitors of the Company.

  The Company believes that the primary competitive factors in obtaining and retaining clients for the Traditional Staffing Services division are the number and location of offices, an understanding of clients' specific job requirements, the ability to provide employees in a timely manner, the monitoring of quality of job performance and the price of services. The Company believes that the primary competitive factors in obtaining and retaining clients for the Specialized Solutions division is offering superior service in providing specialists for specialized tasks. The primary competitive factors in obtaining qualified candidates for employment assignments for both divisions are quality and quantity of assignments, training, wages and benefits. Management believes that the Company is highly competitive in these areas.

HEALTH CARE; PENDING SALE AND GOVERNMENT REGULATION

  Effective March 30, 1998, AccuStaff sold its home health care businesses, effectively the assets of the following companies: Health Force, Inc., Healthforce Company, Health Force Operating Corp., and Medi-Force, Inc. (together, "Sellers"), to Communicare Health Services, Inc. and its various affiliates (together, "Buyers"). Pursuant to the Reorganization, the Company will own Sellers. Sellers retained the liabilities associated with this business prior to the date of sale. Those assets relating to the conduct of such business by Sellers in the State of New York (the "New York Assets"), which accounted for less than 20% of the health care business revenues for 1997, will not effectively be sold to Buyers until receipt of regulatory approvals. Such approvals tend to take a substantial amount of time. In the interim, Buyers are providing certain services to Sellers with respect to the New York Assets pending receipt of final regulatory approvals. Sellers also retained four operating leases in New York and the receivables related to the home health care business prior to its sale to Buyers.

  The State of New York requires an approval by the Public Health Council of the New York State Department of Health ("NYPHC") for transfer of interest in the person or entity which is an operator or any change in the "controlling person" of an operator of a licensed home care services agency ("LHCSA"). "Controlling person" means a person or entity which directly or indirectly has the ability to direct the actions, management or policies of an entity whether through the ownership of voting securities or voting rights, by contract or otherwise. Control of an entity is presumed to exist if any person directly or indirectly owns, controls or holds the power to vote 10% or more of the voting securities or voting rights of such entity. A person or entity which becomes a controlling person of an operator of an LHCSA must file an application for NYPHC approval within 30 days of becoming a controlling person, and pending a decision by the NYPHC, such person or entity may not exercise control over the LHCSA. Such person or entity must divest itself of the controlling interest of the operator within 30 days if the NYPHC denies such approval. Through Sellers, the Company has 13 offices in New York State which are LHCSA's.

  Buyers purchased Sellers' home health care business in part through purchase money financing of $5 million provided by AccuStaff. The terms of such purchase money financing provide for Buyers to repay 50% of the outstanding principal payable by March 30, 1999 and the remainder payable by March 30, 2000. In addition, in order to provide Buyers with receivables financing until a permanent credit facility with a financial institution could be established, AccuStaff provided to Buyers an accounts receivable credit facility pursuant to which Buyers may borrow up to $30 million, or up to 85% of Buyers' accounts receivable, whichever is less. AccuStaff also provided to Buyers the option to borrow up to an additional $2 million due March 30, 1999. All such obligations bear interest at the rate of prime plus two percent per annum. As part of the Reorganization, AccuStaff will assign these financing arrangements and obligations to a subsidiary of the Company because the back-office operations that service the Buyer's payroll functions and process the receivables that secure such obligations are part of the Company's Traditional Staffing Services division. These back-office operations are provided pursuant to an administrative services agreement with Buyers. The receivables that secure the obligations of Buyers have also been assigned to a subsidiary of the Company.

TRADEMARKS

  The Company, through a subsidiary, owns the federal trademark for STRATEGIX (Registration No. 1,894,274). Applications are pending before the Patent and Trademark Office for federal registration of the service marks ACCUSTAFF, MINDSHARP LEARNING CENTERS, INC., e-STAFF, INC. and the ACCUSTAFF logo for its services generally. Subsidiaries also have common law claims to the trade names PLACERS, EXCEL TEMPORARY SERVICES, INC., EXCEL TRAINING SERVICES, INC. and EXCEL TECHNICAL SERVICES, INC.

PROPERTIES

  The Company owns no material real estate. The Company shares its corporate headquarters with AccuStaff and pays AccuStaff an allocation of the cost of such facilities. It leases its Woodbury Operations Center, and its Peabody Operations Center, as well as its branch offices. Its Woodbury Operations Center lease that expires in 2003 covers approximately 46,000 square feet with an annual rental of approximately $813,000, and its Peabody Operations Center lease that expires in 2007 covers approximately 44,000 square feet with an annual rental of approximately $665,000. The branch office leases generally run for three to five-year terms. The Company believes that its facilities are generally adequate for its needs and does not anticipate difficulty replacing such facilities or locating additional facilities, if needed.

LEGAL PROCEEDINGS

  The Company, in the ordinary course of its business, is from time-to-time threatened with or named as a defendant in various lawsuits, including discrimination and harassment and other similar claims. The Company maintains insurance in such amounts and with such coverage and deductibles as management believes are reasonable and prudent. The principal risks that the Company insures against are personal injury, bodily injury, property damage, professional malpractice, errors and omissions, fidelity losses and has excess coverage for workers compensation.

  There is no pending litigation which the Company believes is likely to have a material adverse effect on the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table provides information regarding the executive officers and directors of the Company.

       NAME              AGE                  POSITION WITH THE COMPANY
       ----              ---                  -------------------------
Derek E. Dewan..........  43 Chairman of the Board of Directors
Lawrence E. Derito......  52 Vice Chairman and Chief Executive Officer
Allen J. Gershlak.......  56 President and Chief Operating Officer
Michael D. Abney........  62 Senior Vice President and Director
Marc M. Mayo............  43 Senior Vice President, Secretary and General Counsel
Lawrence S. Bartlett....  43 Senior Vice President, Chief Financial Officer and Treasurer
Stephen A. Maggio.......  48 Vice President-Finance
Robert P. Crouch........  29 Vice President and Controller
Peter J. Tanous.........  60 Director
John K. Anderson Jr.....  49 Director

  The Board of Directors is divided into three classes. Messrs. Tanous and Anderson comprise Class I of the Board of Directors and their terms will expire at the Company's Annual Meeting of Stockholders in 1999. Messrs. Dewan and Abney comprise Class II of the Board of Directors and their terms will expire at the Company's Annual Meeting of Stockholders in 2000. Mr. Derito comprises Class III of the Board of Directors and his term will expire at the Company's Annual Meeting of Stockholders in 2001.

  Upon consummation of the Offering, the Company anticipates that two additional directors not associated with the Company or AccuStaff will be added to the Board of Directors (the "Independent Directors"). In light of its voting power in the Company, AccuStaff has the ability to change the size and composition of the Board of Directors.

  Messrs. Tanous and Anderson currently are the members of the compensation committee of the Board of Directors (the "Compensation Committee") and the audit committee of the Board of Directors (the "Audit Committee"). The Compensation Committee will establish remuneration levels for certain officers of the Company and perform such functions as may be delegated to it under employee benefit programs and executive compensation programs. The Audit Committee will select and engage, on behalf of the Company, the independent public accountants to audit the Company's annual financial statements. The Audit Committee will also review and approve the planned scope of the annual audit. The Board of Directors is expected to appoint additional members to the Compensation Committee and the Audit Committee after the Independent Directors referred to above are elected.

  Executive officers are elected annually by the Board of Directors and serve at its discretion. All of the current directors and executive officers of the Company were elected to their current positions with the Company shortly following the organization of the Company in May 1998. Messrs. Dewan, Abney, Mayo and Crouch intend to resign as officers of the Company upon consummation of the Spin-off. Messrs. Dewan and Abney intend to remain as directors of the Company but Mr. Dewan will not serve as Chairman.

  Biographical information for each of the individuals listed in the above table is set forth below.

  Derek E. Dewan is Chairman of the Board of Directors and has been President and Chief Executive Officer of AccuStaff since January 1, 1994 and a Director of AccuStaff since January 28, 1994 (Chairman since June 19, 1996). He also serves as an officer or director of all of the Company's subsidiaries. Mr. Dewan was a partner with the accounting firm of Coopers & Lybrand L.L.P. for more than five years, prior to joining AccuStaff, most recently as the managing partner of the Jacksonville,

Florida office. Mr. Dewan currently serves on the Board of Directors of the National Association of Temporary and Staffing Services ("NATSS") and on the Boards of Transit Group, Inc. and Payroll Transfers, Inc.

  Lawrence E. Derito is Vice Chairman and Chief Executive Officer of the Company. Except for the period between July 1995 and September 1997, when he was Vice Chairman, he has served as President and Chief Executive Officer of Office Specialists, Inc. since 1975. Mr. Derito was President of NATSS during 1982-83 (one year term) and served on the Board of Directors of NATSS for seven years. He received a Masters degree in Business Administration from Harvard Business School.

  Allen J. Gershlak is President and Chief Operating Officer of the Company. He has been President of AccuStaff's commercial division since November 1996. Prior to AccuStaff's acquisition of Career Horizons, Inc. in November 1996, Mr. Gershlak served as the Group President for Career Horizons, Inc.'s Staffing Division from January 1995 to November 1996. From September 1986 through December 1995, Mr. Gershlak served with Olsten Corporation in various capacities that included Vice President-Marketing, Senior Vice President-Operations and Senior Vice President-National Sales.

  Michael D. Abney is Senior Vice President and a Director of the Company and has been a Director of AccuStaff since February 10, 1997. He also serves as an officer or director of all of the Company's subsidiaries. He has been Treasurer and Senior Vice President of AccuStaff since March 1995 and Chief Financial Officer of AccuStaff since joining such company in November 1992. He was also Secretary of AccuStaff from February 1997 until May 1998. He is a certified public accountant and was a partner with Coopers & Lybrand L.L.P. for 22 years prior to joining AccuStaff, most recently as managing partner of Coopers & Lybrand L.L.P's Jacksonville, Florida office.

  Marc M. Mayo is Senior Vice President, Secretary and General Counsel of the Company. He has served as Senior Vice President and General Counsel of AccuStaff since February 1, 1997 and as Secretary of AccuStaff since May 1998. He also serves as an officer or director of substantially all of the Company's subsidiaries. Prior thereto, Mr. Mayo was with the law firm of Coffman, Coleman, Andrews & Grogan in Jacksonville, Florida for fourteen years, the last nine as partner.

  Lawrence S. Bartlett is Senior Vice President, Chief Financial Officer, and Treasurer of the Company. He has been Senior Vice President and Chief Financial Officer of Office Specialists, Inc. since July 1995. From April 1995 to July 1995 he served with Office Specialists, Inc. as Senior Vice President-Finance and Administration. From July 1988 to April 1995, he served with Office Specialists, Inc. as Vice President and Corporate Controller. He is a certified public accountant and was employed by Coopers & Lybrand L.L.P. prior to joining Office Specialists, Inc.

  Stephen A. Maggio is Vice President-Finance of the Company. He has been Vice President- Northeast Operations of AccuStaff since December 1997. He has also been Controller of AccuStaff's commercial division since March 1997. He served as Vice President of CHI Financial Services, Inc., a subsidiary of Career Horizons, Inc., from March 1994 through March 1997 and as Controller of Career Horizons, Inc. from July 1990 through March 1997. Mr. Maggio is a certified public accountant and was employed by KPMG Peat Marwick LLP prior to joining Career Horizons, Inc.

  Robert P. Crouch is Vice President and Controller of the Company. He joined AccuStaff in November 1995 as Internal Auditor and in June 1997 was promoted to Vice President and Controller. From 1992 to November 1995, Mr. Crouch was employed by Arthur Andersen LLP. Mr. Crouch is a certified public accountant.

  Peter J. Tanous is a Director of the Company and has been a Director of AccuStaff since August 15, 1997. Mr. Tanous has been President of Lynx Investment Advisory, Inc. since 1992. Mr. Tanous currently serves on the Board of Directors of Cedars Bank, a California State commercial bank, Kistler Aerospace Corporation, Interstate Resources, Inc., and TechniFlite of America, Inc.

Mr. Tanous was formerly First Vice President and International Regional Director with Smith Barney, Harris Upham International and recently authored the book Investment Gurus.

  John K. Anderson, Jr. is a Director of the Company and has been a Director of AccuStaff since November 7, 1996. He currently is Executive Vice President, Treasurer and Chief Financial Officer of American Heritage Life Investment Corporation, a publicly-held insurance holding company. Mr. Anderson served as Chief Executive Officer of E.G. Baldwin & Associates, Inc., a regional distributor of medical imaging products and services from September 1993 to December 1995 and co-founder and President of National Healthcare Spin-off, Inc. from January 1994 to December 1995 and President and Chief Executive Officer of Capitol American Financial Corporation, a publicly-held insurance holding company, from August 1990 to May 1993.

EXECUTIVE COMPENSATION

  The following table sets forth certain compensation information for the chief executive officer and the four other executive officers of the Company as of June 1, 1998 who, based on employment with AccuStaff and its subsidiaries, were the most highly compensated for the year ended December 31, 1997. All of the information set forth in this table reflects compensation earned by such individuals for services with AccuStaff and its subsidiaries.

  Messrs. Dewan, Abney and Mayo also serve as officers of AccuStaff and in such capacities are compensated by AccuStaff. Messrs. Dewan, Abney and Mayo do not receive any salary from the Company. However, pursuant to the Services Agreement, the Company pays AccuStaff for certain services which include the services of these persons. See "Certain Relationships and Related Transactions--Services Agreement."

                          SUMMARY COMPENSATION TABLE

                                       ANNUAL             LONG-TERM
                                    COMPENSATION        COMPENSATION
                                  ----------------- ---------------------
                                                           AWARDS
                                                    ---------------------
                                                               SECURITIES
                                                    RESTRICTED   UNDER-   ALL OTHER
                                                      STOCK      LYING     COMPEN-
                                  SALARY    BONUS    AWARD(S)   OPTIONS/   SATION
NAME AND PRINCIPAL POSITION  YEAR   ($)      ($)       ($)      SARS (#)     ($)
---------------------------  ---- ------- --------- ---------- ---------- ---------
Derek E. Dewan,.........     1997 350,000 3,903,720       --         --    30,066
 Chairman of the Board       1996 350,000 1,092,640 4,887,500  1,700,000   42,678
                             1995 250,000   376,331       --     750,000   34,946
Lawrence E. Derito,.....     1997 448,000    26,000       --         --    15,127
 Vice Chairman and           1996     --        --        --         --       --
 Chief Executive             1995     --        --        --         --       --
 Officer(1)
Allen J. Gershlak,......     1997 219,515   219,515       --      60,000      --
 President and               1996 215,000   116,000       --         --       --
 Chief Operating             1995     --        --        --         --     6,458
 Officer(2)
Michael D. Abney,.......     1997 200,000   681,948       --         --       --
 Senior Vice                 1996 135,000   203,180       --     390,000      --
 President                   1995 110,000    60,000       --     300,000      --
Marc M. Mayo,...........     1997 183,333   200,000       --     100,000    5,346
 Senior Vice President,      1996     --        --        --         --       --
 Secretary and General       1995     --        --        --         --       --
  Counsel(3)

--------
(1) Mr. Derito joined AccuStaff in 1997 when AccuStaff acquired Office Specialists, Inc. where Mr. Derito was President of such company.
(2) Mr. Gershlak joined AccuStaff in 1996 when AccuStaff acquired Career Horizons, Inc. where Mr. Gershlak was Group President of its staffing division.
(3) Mr. Mayo joined AccuStaff in 1997 after leaving private practice.

OPTIONS/SARS

  The following table details grants and stock options issued in the last fiscal year to the executive officers named in the above Summary Compensation Table in respect of AccuStaff common stock under AccuStaff's various plans.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                        INDIVIDUAL GRANTS
                         ------------------------------------------------
                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                          NUMBER OF  PERCENT OF TOTAL                      ANNUAL RATES OF STOCK
                         SECURITIES      OPTIONS/     EXERCISE            PRICE APPRECIATION FOR
                         UNDERLYING  SARS GRANTED TO  OF BASE                   OPTION TERM
                         OPTION/SARS   EMPLOYEES IN    PRICE   EXPIRATION -----------------------
          NAME           GRANTED (#)   FISCAL YEAR     ($/SH)     DATE       5%($)      10%($)
          ----           ----------- ---------------- -------- ---------- ----------- -----------
Derek E. Dewan..........       --           --            --        --            --          --
Lawrence E. Derito......       --           --            --        --            --          --
Allen J. Gershlak.......    10,000         0.31%        19.75    1/6/07       124,207     314,764
                            50,000         1.56%       17.875   3/19/07       562,075   1,424,407
Michael D. Abney........       --           --            --        --            --          --
Marc M. Mayo............   100,000         3.12%       18.375   1/14/07     1,187,039   3,008,189

  The following table shows all options/SARs exercised in the last fiscal year and the year-end value of all unexercised options/SARs for the executive officers named in the above Summary Compensation Table in respect of AccuStaff stock options or AccuStaff SARs.

              AGGREGATED OPTION/SAR EXERCISED IN LAST FISCAL YEAR
                         AND FY-END OPTION/SAR VALUES

                                            NUMBER OF SECURITIES
                                                 UNDERLYING       VALUE OF UNEXERCISED
                          SHARES                UNEXERCISED           IN-THE-MONEY
                         ACQUIRED             OPTIONS/SARS AT    OPTIONS/SARS AT FISCAL
                            ON      VALUE   FISCAL YEAR-END (#)       YEAR-END ($)
                         EXERCISE REALIZED      EXERCISABLE/          EXERCISABLE/
      NAME                 (#)       ($)       UNEXERCISABLE         UNEXERCISABLE
      ----               -------- --------- -------------------- ----------------------
Derek E. Dewan.......... 383,000  8,402,865  1,493,667/513,333    14,843,810/1,530,000
Lawrence E. Derito......     --         --          --/--                 --/--
Allen J. Gershlak.......  12,000    151,188           / 48,000              /207,000
Michael D. Abney........ 160,000  3,289,821    514,000/136,000     6,630,200/306,000
Marc M. Mayo............     --         --          --/100,000            --/412,500

OMNIBUS INCENTIVE PLAN

  The Company has adopted the Strategix Solutions, Inc. Omnibus Incentive Plan. The Omnibus Incentive Plan is administered by the Omnibus Plan Committee, which is comprised of certain members of the Compensation Committee (the "plan's committee"). The plan provides for the granting of incentive stock options that qualify under Section 422 of the Code, non-statutory stock options, restricted stock awards, contingent stock awards, stock appreciation rights, reload options and such other awards as the plan's committee may, in its discretion, deem appropriate and consistent with the plan's purposes, including any combination of the above. The following description of the plan is qualified by reference to the full text thereof, a copy of which has been filed as an exhibit to the Registration Statement.

  PARTICIPANTS

  Participation in the plan is limited to certain officers, key employees and members of the Board of Directors of the Company or a parent or subsidiary of the Company who, in the opinion of the plan's committee, are in a position to make substantial contributions to the Company. No determination has yet been made as to the total number of employees of the Company who will be eligible to participate in the plan. As described under the "Certain Relationships and Related Transactions--Employee Benefits Agreement--AccuStaff Stock Options," certain of the Company's employees holding options to purchase AccuStaff common stock who elect to receive "stapled options," will receive options to purchase a number of shares of Common Stock that is reflective of the pro rata distribution of Common Stock to AccuStaff stockholders in the AccuStaff Spin-off. Such employees will be deemed to be AccuStaff employees solely for purposes of the AccuStaff component of their stapled options. Because AccuStaff's employees holding stock options to purchase AccuStaff common stock will have the option of receiving stapled options or, alternatively, retaining their existing AccuStaff options (with appropriate antidilution adjustments), it is not possible to determine at this time how many Company employees will receive stapled options.

  SHARES AVAILABLE

  A total of      shares of Common Stock may be issued under the plan. A
maximum of 5% of the total shares authorized for issuance under the plan may be issued in connection with contingent or restricted stock awards. Not more than 500,000 shares may be issued to any one person. Shares issued under the plan may consist, in whole or in part, of authorized and unissued common stock or common stock held as treasury shares. Shares subject to an award which expires or is terminated unexercised as to such shares, shall again be available under the plan.

  STOCK OPTIONS

  The plan's committee may designate whether an option is to be considered an incentive stock option or a nonqualified stock option and whether a reload option will be granted therewith. The purchase price of a share of Common Stock purchasable under any stock option shall not be less than 100% of the fair market value of such share on the date the option is granted; provided, however, the purchase price of shares purchasable under an incentive stock option held by a person owning more than 10% of the total combined voting power of all classes of stock of the Company shall be at least 110% of the fair market value of the shares subject to the option. The plan's committee, in its discretion, shall determine the periods during which an individual's stock option may be exercised, however, in no event may an option be exercised earlier than 6 months after the date of the grant of the option or, if later, 6 months after the Spin-off Date.

  Payment of the purchase price for option shares may be made in cash, delivery of other shares of Common Stock which have been held by the individual at least 6 months and which have a fair market value equal to the purchase price of the option shares, or by a cashless exercise with the involvement of a stock broker. The plan's committee may specify in an individual's option agreement that a reload option shall be granted, pursuant to which an individual who exercises an option by surrendering shares of Common Stock in payment of the option's exercise price shall receive, as of the date of such payment and with an exercise price equal to the fair market value of the shares of Common Stock on such date, the option to purchase an additional number of shares of Common Stock in an amount equal to the number of shares surrendered to pay the exercise price. A reload option may not be exercised, however, prior to the end of the one-year period following the date of the grant of the reload option and unless the individual retains beneficial ownership of the shares issued pursuant to the option exercise which resulted in the issuance of the reload options for a period of one year from the date of such exercise. No incentive stock option or nonqualified stock option may be exercised later than 10 years after the date of grant, and, in the case of an individual who possesses more than 10% of the total combined voting power of all classes of stock of the Company, any incentive stock options held by such individual may not be exercised later than 5 years after the date of grant. The aggregate fair market value, determined at the time of grant of any incentive stock option, of shares of Common Stock for which incentive stock options are exercisable for the first time during any calendar year shall not exceed $100,000.

  STOCK APPRECIATION RIGHTS

  A stock appreciation right ("SAR") represents the right to receive payment of a sum not to exceed the amount, if any, by which the fair market value of the shares of Common Stock subject to the SAR on the date of the exercise of the SAR exceeds the fair market value of such shares at the time the SAR was granted, less any dividends paid while the SAR was outstanding but unexercised. An SAR may be granted free-standing or in connection with a stock option. An SAR shall be granted for a period of not less than 6 months nor more than 10 years, and shall be exercisable in whole or in part, at such time or times and subject to such other terms and conditions as the plan committee shall prescribe. Upon exercise of an SAR, payment may be made in cash, shares of Common Stock, or a combination thereof, as the plan's committee shall determine.

  CONTINGENT STOCK AWARDS

  The plan's committee shall determine the amount of contingent stock awards to be granted, if any, to employees based on their expected impact, or actual impact, on the financial well-being of the Company, or on other factors the committee deems appropriate. Contingent stock awards are subject to the terms, conditions, and restrictions, including, without limitation, substantial risks of forfeiture and/or attainment of performance objectives which are determined by the plan's committee at the time of grant. Upon lapse of any terms, restrictions or contingencies, shares of Common Stock shall be issued to participants or the participant's legal representative. The plan's committee shall have the authority to permit, in its discretion, an acceleration of the expiration of the applicable term, condition or restriction (so long as the minimum 6-month period is retained). In addition, the plan's committee has the power to make contingent stock awards that are not subject to vesting or any other contingencies in recognition of an employee's prior service and financial impact on the Company.

  RESTRICTED STOCK AWARDS

  Restricted stock shall consist of shares of Common Stock which are subject to such conditions, restrictions and limitations as the plan's committee determines to be appropriate. Restricted stock awards are evidenced by certificates of Common Stock, bearing an appropriate legend referring to the terms, conditions and restrictions applicable to such award. The plan's committee shall have the power to permit, in its discretion, an acceleration of the expiration of the applicable restriction (so long as a minimum 6-month period is retained). Any attempt to dispose of stock in contravention of such terms, conditions and restrictions would be ineffective. During the restricted period, the recipient has the rights of a shareholder for all such shares of restricted stock, including the right to vote and the right to receive dividends thereon as paid.

  CHANGE IN CONTROL

  In order to maintain all of the participants' rights in the event of a change in control of the Company (as defined in the plan), the plan's committee, in its sole discretion, may: (i) accelerate the vesting and exercisability of an individual's stock options in the event that a change in control occurs with respect to the Company (and the plan's committee shall have the discretion to modify the definition of change in control in a particular option agreement); (ii) accelerate the vesting and exercisability of all outstanding stock options if it finds that there is a reasonable possibility that, within the succeeding 6 months, a change in control will occur with respect to the Company; and (iii) provide in an individual agreement in connection with an award of restricted stock, contingent stock, stock option, or SAR that, upon a change in control, the award holder will have a period of time to exercise such award, provided such period does not exceed the award's original term.

 AMENDMENT AND TERMINATION

  The plan may be amended or terminated by the Board of Directors, provided that no such action shall, without the consent of a participant, affect a participant's right under an award previously granted and provided that no amendment shall be made without shareholder approval if shareholder approval is required under Delaware law, the Code, any exemption from Section 16 of the Exchange Act (including without limitation SEC Rule 16b-3) for which the Company intends Section 16 persons (within the meaning of Section 16(b) of the Exchange Act) to qualify, any national securities exchange system on which the shares of Common Stock are then listed or reported, by any regulatory body having jurisdiction with respect to the plan, or any other applicable laws, rules or regulations.

DIRECTOR COMPENSATION

  Directors of the Company who are not employees of the Company or its affiliates will receive an annual retainer of $4,000 and a fee of $1,500 per day for attending meetings of the Board of Directors and $500 per day for participating in meetings of the Board of Directors held by means of conference telephone and for participating in committee meetings of the Board of Directors. In addition, the Company reimburses directors for reasonable travel expenses incurred in attending meetings of the Board of Directors and committees thereof.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN CONTROL
ARRANGEMENTS

  Messrs. Dewan, Abney, Mayo and Crouch also serve as officers of AccuStaff and in such capacities are compensated by AccuStaff. Messrs. Dewan, Abney, Mayo and Crouch do not receive any salary from the Company. However, pursuant to the Services Agreement, the Company pays AccuStaff for certain services which include the services of these persons. See "Certain Relationships and Related Transactions--Services Agreement." Messrs. Dewan, Abney, Mayo, and Crouch intend to resign from their respective positions as officers of the Company at the Spin-off Date, although Messrs. Dewan and Abney will continue as directors.

  The Company has entered into an employment agreement with Lawrence E. Derito, the Company's Chief Executive Officer, that provides for an annual base salary of $350,000, plus incentive compensation equal to 2% of the increase in the Company's pre-tax income for the fiscal year over the previous fiscal year, plus 1% of the increase in pre-tax income over a stated base amount derived from 1998 projections. Mr. Derito's total compensation is limited to $1 million, subject to the Board of Director's annual review. Mr. Derito has been awarded 500,000 non-qualified stock options under the Company's Omnibus Incentive Plan. If Mr. Derito's employment is terminated by the Company for reasons other than cause, or within one year of a change of control, he is entitled to a lump sum payment equal to the present value of his annual base salary and pro rata incentive compensation as of the date of termination. Mr. Derito will also receive post-termination coverage under its health insurance plan until he reaches age 65 as long as he meets the eligibility requirements thereof unless terminated for cause. Mr. Derito's employment agreement terminates on June 30, 2001.

  The Company has entered into an employment agreement with Allen J. Gershlak, the Company's President and Chief Operating Officer, that provides for an annual base salary of $250,000, plus incentive compensation equal to .75% of the increase in the Company's pre-tax income for the fiscal year over the previous fiscal year. Mr. Gershlak's total compensation is limited to $500,000, subject to the Chief Executive Officer's and the Board of Directors' annual review. Mr. Gershlak has been awarded 125,000 non-qualified stock options under the Company's Omnibus Incentive Plan. If Mr. Gershlak's employment is terminated by the Company for reasons other than cause, or within one year of a change of control, he is entitled to a lump sum payment equal to the present value of his annual base salary and pro rata incentive compensation as of the date of termination and one year's health insurance premium. Mr. Gershlak's employment agreement terminates on June 30, 2001.

  The Company has entered into an employment agreement with Lawrence S. Bartlett, the Company's Senior Vice President and Chief Financial Officer, that provides for an annual base salary of $225,000, plus incentive compensation equal to .50% of the increase in the Company's pre-tax income for the fiscal year over the previous fiscal year. Mr. Bartlett's total compensation is limited to $375,000, subject to the Chief Executive Officer's and the Board of Directors' annual review. Mr. Bartlett has been awarded 125,000 non-qualified stock options under the Company's Omnibus Incentive Plan. If Mr. Bartlett's employment is terminated by the Company for reasons other than cause, or within one year of a change of control, he is entitled to a lump sum payment equal to the present value of his annual base salary and pro rata incentive compensation as of the date of termination. Mr. Bartlett's employment agreement terminates on June 30, 2001.

  The Company has entered into an employment agreement with Stephen Maggio, the Company's Vice President-Finance, that provides for an annual base salary of $200,000, plus incentive compensation equal to .25% of the increase in the Company's pre-tax income for the fiscal year over the previous fiscal year. Mr. Maggio's total compensation is limited to $300,000, subject to the Chief Executive Officer's and the Board of Directors' annual review. Mr. Maggio has been awarded 100,000 non-qualified stock options under the Company's Omnibus Incentive Plan. If Mr. Maggio's employment is terminated by the Company for reasons other than cause, or for reasons of change of control, he is entitled to a lump sum payment equal to the present value of his annual base salary and pro rata incentive compensation as of the date of termination. Mr. Maggio's employment agreement terminates on June 30, 2001.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Board of Directors has formed the Compensation Committee, of which Messrs. Tanous and Anderson are members. The Board anticipates appointing additional members to the Compensation Committee upon election of the Independent Directors. The Compensation Committee will make determinations with respect to cash and non-cash compensation to officers, directors and employees of the Company. Mr. Dewan, Chairman of the Board of Directors, serves with Mr. Anderson on the Compensation Committee of AccuStaff.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INTERCOMPANY AGREEMENTS

  The following are brief summaries of certain agreements entered into by the Company and AccuStaff including a Reorganization and Spin-off Agreement, a Services Agreement, a Tax Disaffiliation Agreement, a Strategic Marketing and Cross-Selling Agreement, and an Employee Benefits Agreement. These agreements are the result of negotiations between affiliated parties and, therefore, there can be no assurance that the terms of such agreements are as favorable to the Company as terms that may have been charged by an unaffiliated third party. The descriptions set forth below are summaries only, and while material terms of the agreements are set forth herein, the descriptions are qualified in their entirety to reference to the relevant agreement filed as an exhibit to the Registration Statement of which this Prospectus is a part.

REORGANIZATION AND SPIN-OFF AGREEMENT

  The Reorganization and Spin-off Agreement between the Company and AccuStaff sets forth certain agreements among the Company and AccuStaff, with respect to the principal corporate transactions required to effect the Reorganization, the Spin-off, and certain other agreements governing the relationship among the parties thereafter.

  THE REORGANIZATION

  The Reorganization and Spin-off Agreement documents certain agreements and transactions pursuant to which the Company acquired all of AccuStaff's assets and subsidiaries that are or were part of AccuStaff's commercial business. In addition, the agreement provides that the Company will pay $150 million in addition to the net proceeds of the Offering to AccuStaff.

  THE OFFERING

  The Reorganization and Spin-off Agreement provides that the Company will consummate the Offering. On the Offering Closing Date, AccuStaff will own approximately % of the outstanding shares of Common Stock ( % if the Underwriters exercise their over-allotment option in full).

  THE SPIN-OFF

  The Reorganization and Spin-off Agreement provides that, subject to the terms and conditions thereof, AccuStaff and the Company will take all reasonable steps necessary and appropriate to cause all conditions to the Spin-off to be satisfied and to effect the Spin-off. The AccuStaff Board of Directors will have the sole discretion to determine the Spin-off Date at any time commencing after the Offering Closing Date and receipt of the Letter Ruling. AccuStaff has agreed to consummate the Spin-off subject to the satisfaction or waiver by the AccuStaff Board of Directors, in its sole discretion, of the following conditions:

    (i) the Letter Ruling shall have been obtained, and shall continue in effect, to the effect that, among other things, the Spin-off will qualify as a tax-free Spin-off for federal income tax purposes and the Spin-off by AccuStaff of Common Stock to stockholders of AccuStaff will not result in recognition of any income, gain or loss for federal income tax purposes to AccuStaff or AccuStaff's stockholders, and such ruling shall be in form and substance satisfactory to AccuStaff, in its sole discretion;

    (ii) any material governmental approvals and third party consents necessary to consummate the Spin-off shall have been obtained and be in full force and effect;

    (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Spin-off shall be in effect; and

    (iv) no other events or developments shall have occurred subsequent to the Offering Closing Date that, in the sole judgment of the AccuStaff Board of Directors, would result in the Spin-off having a material adverse effect on AccuStaff or on the stockholders of AccuStaff.

  The Company and AccuStaff have agreed that, after the Offering Closing Date, none of the parties will take, or permit any of its affiliates to take, any action which reasonably could be expected to prevent the Spin-off from qualifying as a tax-free Spin-off to AccuStaff and AccuStaff's stockholders. The parties have also agreed to take any reasonable actions necessary in order for the Spin-off to qualify as a tax-free Spin-off to AccuStaff and AccuStaff's stockholders. Without limiting the foregoing, after the Offering and prior to the Spin-off Date, the Company will not issue or grant, directly or indirectly, any shares of its capital stock or any rights, warrants, options or other securities to purchase or acquire (whether upon conversion, exchange or otherwise) any shares of its capital stock (whether or not then exercisable, convertible or exchangeable), without the prior consent of AccuStaff if such issuance or grant would reduce AccuStaff's ownership of the Company's capital stock below the Required Spin-off Percentage.

  STOCK OPTION

  Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for AccuStaff to continue to include the Company in its consolidated group for federal income tax purposes. Beneficial ownership of at least 80% of the total voting power is required in order for AccuStaff to be able to effect a tax-free Spin-off. The Reorganization and Spin-off Agreement provides that AccuStaff has a continuing option from the Offering Closing Date to the Spin-off Date, to purchase, under certain circumstances, additional shares of Common Stock (the "Stock Option"). The Stock Option may be exercised by AccuStaff simultaneously with the issuance of any equity security of the Company (other than in the Offering or upon the exercise of the Underwriters' over-allotment options), with respect to Common Stock, only to the extent necessary to maintain beneficial ownership of at least 80% of the total voting power and value of the capital stock of the Company. The purchase price of the shares of Common Stock purchased upon any exercise of the Stock Option, will be based on the market price of Common Stock. The Company will receive the proceeds from the exercise by AccuStaff of the Stock Option.

  RELEASES AND INDEMNIFICATION

  The Reorganization and Spin-off Agreement provides for a full and complete release and discharge as of the Spin-off Date of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Spin-off Date, between the Company and AccuStaff (including any contractual agreements or arrangements existing or alleged to exist between them before the Offering Closing Date), except as expressly set forth in the Reorganization and Spin-off Agreement.

  Except as provided in the Reorganization and Spin-off Agreement, the Company has agreed to indemnify and hold harmless AccuStaff and each of AccuStaff's directors, officers, employees, agents and representatives from and against all liabilities relating to, arising out of or resulting from (i) the failure of the Company to pay, perform or otherwise promptly discharge any liabilities of the Company in accordance with their respective terms, (ii) any breach by the Company of the Reorganization and Spin-off Agreement or any of the agreements entered into by the parties in connection with the Reorganization and Spin-off Agreement (the "Ancillary Agreements"), and (iii) any untrue or alleged untrue statement or omission or alleged omission contained in this prospectus or any other document filed with the Securities and Exchange Commission ("the Commission") but only to the extent such untrue statement or omission or alleged untrue statement or omission relates to the Company.

  Except as provided in the Reorganization and Spin-off Agreement, AccuStaff has agreed to indemnify, defend and hold harmless the Company and each of the Company's directors, officers, employees, agents and representatives from and against all liabilities relating to, arising out of or resulting from (i) the failure of AccuStaff to pay, perform or otherwise promptly discharge any liabilities of AccuStaff other than the liabilities of the Company, (ii) any breach by AccuStaff of the Reorganization and Spin-off Agreement or any of the Ancillary Agreements, and (iii) any untrue or alleged untrue statement or omission or alleged omission contained in this prospectus or any other document filed with the Commission but only to the extent such untrue statement or omission or alleged untrue statement or omission does not relate to Strategix, any Strategix subsidiary, or their respective businesses.

  The Reorganization and Spin-off Agreement also specifies certain procedures with respect to claims subject to indemnification and related matters.

  EXPENSES

  The Company has agreed to pay all third-party costs, fees and expenses relating to the Offering, all of the reimbursable expenses of the underwriters pursuant to the Underwriting Agreement (as defined below), all of the costs of producing, printing, mailing and otherwise distributing this Prospectus, as well as the Underwriters' discount as provided in the Underwriting Agreement. See "Underwriting." AccuStaff has agreed to pay the expenses related to the Reorganization. Except as expressly set forth in the Reorganization and Spin-off Agreement or in any Ancillary Agreement, whether or not the Spin-off is consummated, the Company and AccuStaff each shall bear its own respective third-party fees, costs and expenses paid or incurred in connection with the Spin-off.

  TERMINATION

  The Reorganization and Spin-off Agreement may be terminated at any time prior to the Spin- off Date by the mutual consent of AccuStaff and the Company, or by AccuStaff at any time prior to the Offering Closing Date. In addition, the Reorganization and Spin-off Agreement will terminate if the Spin-off does not occur on or prior to December 31, 1999, unless extended by AccuStaff and the Company. In the event of any termination of the Reorganization and Spin-off Agreement on or after the Offering Closing Date, only the provisions of the Reorganization and Spin-off Agreement that obligate the parties to pursue the Spin-off, or take, or refrain from taking, actions which would or might prevent the Spin-off from qualifying for tax-free treatment, will terminate and the other provisions of the Reorganization and Spin-off Agreement and each Ancillary Agreement will remain in full force and effect.

SERVICES AGREEMENT

  The Services Agreement provides that AccuStaff will continue to provide certain administrative services to the Company, including (i) payroll processing and billing services, (ii) human resources and employee benefit administration services, (iii) risk management services, (iv) MIS support services, (v) financial and purchasing and procurement services, (vi) legal services, (vii) shareholder relations services, (viii) business services, including sales and marketing support services and mergers and acquisition services, and (ix) branch support services. Under the terms of the Services Agreement, all or a portion of the services are rendered by AccuStaff subject to the oversight, supervision, and approval of the Company, acting through its Board of Directors and Officers. The costs of such services provided to the Company are based upon an agreed upon allocation of AccuStaff's costs for such services.

  The Services Agreement becomes effective upon the Reorganization and expires on the Spin-off Date.

TAX DISAFFILIATION AGREEMENT

  The Tax Disaffiliation Agreement provides that the Company will indemnify AccuStaff for income taxes that AccuStaff may incur by reason of the Spin-off not so qualifying under the Code based on certain acts or omissions of the Company (the "Spin-off Taxes"). Such acts or omissions include any breach of representations relating to the Company's activities and ownership of its capital stock made to AccuStaff or to the IRS in connection with the solicitation of a Letter Ruling.

  The Tax Disaffiliation Agreement also provides that AccuStaff will indemnify the Company for income taxes that the Company might incur based on certain acts or omissions of AccuStaff related to the Reorganization and for Spin-off Taxes for which the Company has no liability to AccuStaff under the circumstances described above.

  In addition to the foregoing indemnities, the Tax Disaffiliation Agreement provides for (i) the allocation of responsibility for the filing of tax returns, (ii) the conduct of tax audits and the handling of tax controversies
(iii) various related matters. AccuStaff will pay to the Company the fair market value of such tax-related services. In addition, any tax benefits from the deduction received by the Company as a result of the exercise of the AccuStaff portion of any Stapled Options will be paid to AccuStaff by the Company.

  The Company will be responsible for its own separate tax liabilities that are not determined on a consolidated or combined basis. The Company will also be responsible in the future for any increases to the consolidated tax liability of the Company and AccuStaff that is attributable to the Company.

  The Company and its subsidiaries will be included in AccuStaff's consolidated group for federal income tax purposes so long as AccuStaff beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each corporation that is a member of a consolidated group during any portion of the group's tax year is severally liable for the federal income tax liability of the group for that year. The Company (and its subsidiaries) will cease to be members of AccuStaff's consolidated group at the time of the Spin-off.

STRATEGIC MARKETING AND CROSS-SELLING AGREEMENT

  In order to continue the business opportunities available to both AccuStaff and the Company, each has granted to the other pursuant to a Strategic Marketing and Cross-Selling Agreement, a non-exclusive license to market the services of the other. Under the Strategic Marketing and Cross-Selling Agreement, AccuStaff's market development managers, paid on a cost sharing basis by both the Company and AccuStaff, shall continue to seek opportunities to cross-sell both companies' services to each other's clients.

  Prior to the Reorganization, AccuStaff entered into various agreements with customers (the "Joint Contracts") to provide the types of services offered by the Company ("Company Services") and those offered by AccuStaff ("AccuStaff Services"). Pursuant to the Strategic Marketing and Cross-Selling Agreement, AccuStaff has agreed to fulfill the obligations under each such Joint Contract to provide AccuStaff Services required to be provided thereunder in accordance with the terms and conditions thereof and the Company has agreed to fulfill the obligations under each such Joint Contract to provide the Company Services required to be provided thereunder in accordance with the terms and conditions thereof. Revenues from the Joint Contracts will be allocated in accordance with the services provided. Notwithstanding anything to the contrary in the Strategic Marketing and Cross-Selling Agreement, the obligations of the parties with respect to the Joint Contracts shall survive any termination of the Strategic Marketing and Cross-Selling Agreement.

  The Strategic Marketing and Cross-Selling Agreement becomes effective upon the Offering Closing Date and will have an initial term expiring on the earlier of eight months from the Effective Date or the day prior to the Spin-off, unless earlier terminated in accordance with its terms by AccuStaff or the Company. After the Spin-off, the Company anticipates negotiating a new Strategic Marketing and Cross-Selling Agreement.

EMPLOYEE BENEFITS AGREEMENT

  The Employee Benefits Agreement provides that the Company will assume and agree to pay, perform, fulfill and discharge, employee benefit obligations in accordance with their respective terms, all liabilities to, or relating to individuals who will be employed by the Company and its affiliates as of the Spin-off Date ("Company Employees"). Until the Spin-off Date, Company Employees will continue to participate in AccuStaff's employee benefit plans, although the Company will bear the actual expense related to the costs of benefits related to its employees and its allocable share of the costs to administer such plans. The costs allocable to the Company for the administration of such plans is expected to be approximately $70,000 during the last half of 1998. Effective immediately after the Spin-off, the Company will establish its own employee benefit plans. The Employee Benefits Agreement does not preclude the Company from discontinuing or changing such plans at any time thereafter, with certain exceptions noted below, nor does such agreement preclude the Company from adopting additional employee benefit plans prior to the Spin-off. The Company's employee benefit plans generally have assume all liabilities under AccuStaff's plans to Company Employees, and any assets funding such liabilities have been transferred from funding vehicles associated with AccuStaff's plans to the corresponding funding vehicles associated with the Company's plans.

  ACCUSTAFF STOCK OPTIONS

  Pursuant to the Employee Benefits Agreement, immediately following the Spin-off, outstanding stock options granted under AccuStaff's stock option plans (collectively, "AccuStaff Stock Options") held by individuals employed by AccuStaff as of and immediately following the Spin-off Date will remain outstanding AccuStaff Stock Options, with an appropriate antidilution adjustment to reflect the Spin-off.

  Company Employees and certain AccuStaff employees who become Company Employees after the Spin-off will no longer be employees of AccuStaff or a subsidiary of AccuStaff for purposes of the AccuStaff stock option plans and the stock option agreements pursuant to which their AccuStaff Stock Options were granted. Company Employees and former AccuStaff employees who become Company Employees as a result of the Spin-off will be given the option to elect to either: (i) retain their existing AccuStaff Stock Options (with an appropriate antidilution adjustment to reflect the Spin-off), which options will remain subject to the terms and conditions (including forfeiture and termination of employment provisions) of applicable AccuStaff stock option plans and stock option agreements; or (ii) receive "Stapled Options," as defined and described below. Company Employees who elect to receive Stapled Options shall be deemed to be employees of AccuStaff for the period they remain employees of the Company (for purposes of stock plan eligibility only) and will retain their AccuStaff Stock Options (without an antidilution adjustment to reflect the Spin-off) which will continue to vest and will remain subject to the terms and conditions of the applicable AccuStaff stock option plan and stock option award agreement. The AccuStaff Stock Options related to the Stapled Options will not be adjusted to reflect the Spin-off. Instead, in addition to their AccuStaff Stock Options, Company Employees who elect to receive Stapled Options will receive options to purchase a number of shares of the Company ("Company Stock Options") that is reflective of the pro rata distribution of Common Stock of the Company to AccuStaff stockholders in the Spin-off. Exercise of each AccuStaff Stock Option related to the Stapled Options will entitle the holder to (i) a share of AccuStaff Common Stock and
(ii) the same number of shares of Common Stock of the Company as is received by each holder of a share of AccuStaff Common Stock. The Company Stock Options related to the Stapled Options will, by their terms, require that any exercise will have to be made jointly with the exercise of the counterpart AccuStaff Stock Options related to the Stapled Options (which in turn will be adjusted to accommodate this feature in converse, and which, together with the related Company Stock Options being awarded as of the Spin-off are the "Stapled Options"). The total consideration required to exercise the Stapled Options will equal the original amount required to exercise the related AccuStaff Stock Options before the Spin-off. Notwithstanding the foregoing, if either AccuStaff or the Company determines that legal, accounting, tax, and/or regulatory rules or requirements applicable to options would make compliance with any of such entity's obligations under this paragraph impossible, illegal, impracticable or unreasonably expensive, it shall so notify the other party, and AccuStaff and the Company shall use their best efforts to agree to appropriate alternative arrangements. In addition to the foregoing, any tax benefits received by the Company as a result of the exercise of the AccuStaff portion of any Stapled Option will be paid to AccuStaff by the Company.

  It is not possible to specify how many shares of Common Stock will be subject to the Stapled Options. It is expected that some AccuStaff Stock Options consisting of stock options held by the Company Employees will be exercised and that some will be forfeited, and that additional AccuStaff Stock Options could be granted, prior to the Spin-off Date. Stockholders of the Company are, however, likely to experience some dilutive impact from the issuance of the Stapled Option. The number of shares of Common Stock acquired pursuant to Stapled Options will, however, reduce the number of shares available for issuance under the Company's long-term incentive plan. See "Management--Omnibus Incentive Plan" and "Shares Eligible For Future Sale."

OTHER

  In order to induce Mr. Derito to become the Company's Chief Executive Officer, the Company has agreed, as of the effective date of Mr. Derito's employment agreement, to forgive a $1.75 million note from Mr. Derito that was secured by Mr. Derito's pledge of certain shares of AccuStaff common stock. The Company will recognize a non-recurring, non-cash compensation expense in such amount in the third quarter of 1998.

                             PRINCIPAL STOCKHOLDER

  Prior to the consummation of the Offering, AccuStaff will own of record, shares of Common Stock, representing all of the shares of Common Stock outstanding prior to the consummation of the Offering. AccuStaff is able, acting alone, to cause to be elected the entire Board of Directors and to control the vote on all matters submitted to a vote of the Company's stockholders, including extraordinary corporate transactions. Currently, the Board of Directors is comprised entirely of designees of AccuStaff. Following the Offering, the shares of Common Stock owned by AccuStaff will represent approximately % of the combined voting power of all classes of voting stock of the Company (approximately % if the Underwriters' over-allotment options are exercised in full), and the Company will expand its Board of Directors to include two additional outside directors. See "Management" and "Certain Relationships and Related Transactions."

  AccuStaff has announced that it intends to consummate the Spin-off in 1999. The Spin-off will be subject to the receipt of a favorable ruling from the IRS as to the tax-free nature of the transaction and certain other conditions. See "Certain Relationships and Related Transactions--Reorganization and Spin-off Agreement--The Spin-off."

                         OWNERSHIP OF ACCUSTAFF STOCK

  The following table shows the beneficial ownership as of June 1, 1998 of (i) each director, (ii) the executive officers named in the Summary Compensation Table, (iii) those persons known to AccuStaff to be beneficial owners of more than 5% of its outstanding common stock and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, each of the stockholders listed below exercises sole voting and dispositive power over the shares.

                                                           SHARES BENEFICIALLY
NAME                                                              OWNED
----                                                      ---------------------
                                                            NUMBER   PERCENT(1)
                                                          ---------- ----------
Michael D. Abney (2)....................................     481,340     *
John K. Anderson, Jr. (3)...............................      19,367     *
Lawrence E. Derito (4)..................................     242,064     *
Derek E. Dewan (5)......................................   1,673,767   1.49%
Allen J. Gershlak (6)...................................           0     *
Marc M. Mayo (7)........................................      33,334     *
Peter J. Tanous.........................................           0     *
American Express Company (8)............................   6,313,816   5.72%
Putnam Investments, Inc. (9)............................   7,927,259   7.18%
Massachusetts Financial Services Company (10)...........  10,266,137   9.29%
FMR Corp. (11)..........................................   9,639,387   8.73%
All directors and executive officers as a group (10 per-
 sons) (12).............................................   2,458,877   2.23%

--------
*Indicates less than 1%.

 (1) Percentage is determined on the basis of 110,448,334 shares of AccuStaff common stock outstanding as of June 1, 1998, plus shares of AccuStaff common stock deemed outstanding pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act").

 (2) Mr. Abney owns or has options to acquire a total of 681,340 shares of AccuStaff common stock, including 481,340 shares shown in the table above. Mr. Abney's 681,340 shares consist of: (i) 31,340 shares held in his name; (ii) 450,000 shares held pursuant to options that are exercisable within 60 days of June 1, 1998; (iii) 100,000 options that will vest ratably over the next two years; and (iv) 100,000 options which will vest ratably over the next three years.


 (3) Mr. Anderson beneficially owns or has options to acquire 140,700 shares of AccuStaff common stock, including the 19,367 shares shown in the table above. Mr. Anderson's 140,700 shares consist of: (i) 700 shares held in his name; (ii) 18,667 shares held pursuant to options that are exercisable within 60 days of June 1, 1998; (iii) 61,333 options which will vest ratably over the next two years; and (iv) options for 60,000 shares which will vest ratably over the next three years.

 (4) Mr. Derito owns or has options to acquire a total of 342,064 shares of AccuStaff common stock, including the 242,064 shares shown in the table above. Mr. Derito's 342,064 shares consist of: (i) 242,064 shares held in his name; and (ii) options for 100,000 shares that will vest ratably on December 31, 1999 and December 31, 2000.

 (5) Mr. Dewan owns or has options to acquire a total of 2,783,100 shares of AccuStaff common stock, including the 1,673,767 shares shown in the table above. Mr. Dewan's 2,783,100 shares consist of: (i) 100 shares held in his name; (ii) 1,673,667 shares held pursuant to options that are exercisable within 60 days of June 1, 1998; (iii) 276,000 shares of restricted stock which vest ratably over the next four years; (iv) 333,333 options that will vest ratably over the next two years and (v) 500,000 options that will vest ratably over the next three years.

 (6) Mr. Gershlak has options to acquire 60,000 shares of AccuStaff common stock. Mr. Gershlak's options for 60,000 shares vest ratably over the next 5 years.

 (7) Mr. Mayo owns or has options to acquire a total of 250,000 shares of AccuStaff common stock, including the 33,334 shares shown in the table above. Mr. Mayo's 250,000 shares consist of: (i) 33,334 shares held pursuant to options that are exercisable within 60 days of June 1, 1998;
     (ii) 66,666 options that will vest ratably over the next two years; and
     (iii) 150,000 shares which will vest ratably over the next three years.


 (8) Based on information the Company obtained from American Express Company's
     Schedule 13-G filed as of January 29, 1998. The business address of American Express Company is American Express Tower, 200 Vesey Street, New York, New York 10285. American Express Company reports to have shared voting power for 399,016 shares of AccuStaff common stock and shared dispositive power for 6,313,816 shares of AccuStaff common stock.
 (9) Based on information the Company obtained from Putnam Investments, Inc.'s
     Schedule 13-G filed as of January 20, 1998. The business address of Putnam Investments, Inc. is One Post Office Square, Boston, Massachusetts 02109. Putnam Investments, Inc. reports to have shared voting power for 438,300 shares of AccuStaff common stock and shared dispositive power for 7,927,259 shares of AccuStaff common stock. These shares are held through its affiliates which report that Putnam Investment Management, Inc. has shared dispositive power for 7,140,459 shares and The Putnam Advisory Company has shared voting power for 438,300 shares of AccuStaff common stock and shared dispositive power for 786,800 shares of AccuStaff common stock.
(10) Based on information the Company obtained from Massachusetts Financial Services Company's Schedule 13-G filed as of January 20, 1998. The business address of Massachusetts Financial Services Company is 500 Boylston Street, Boston, Massachusetts 02116. Massachusetts Financial Services Company reports to have sole voting power for 10,225,030 shares of AccuStaff common stock and sole dispositive power for 10,266,137 shares of AccuStaff common stock. The 10,266,137 shares of AccuStaff common stock are held by Massachusetts Financial Services Company and certain other affiliates that include the MFS Series Trust II--MFS
     Emerging Growth Stock Fund.

(11) Based on information the Company obtained from FMR Corp.'s Schedule 13-G filed as of February 9, 1998. The business address of FMR Corp is 82 Devonshire Street, Boston, MA 02109. FMR Corp. reports to have sole voting power for 1,218,761 shares of Common Stock and sole dispositive power for 9,639,387 shares of AccuStaff common stock. These shares are held through various subsidiaries and affiliates of FMR Corp., including Fidelity Management Research Company, an investment adviser to various investment companies, Fidelity Management Trust Company, Fidelity International Limited, Edward C. Johnson 3d and Abigail P. Johnson.

(12) Includes 2,251,337 shares held pursuant to options that are exercisable within 60 days of June 1, 1998.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of (a) 200,000,000 shares of Common Stock, par value $0.01 per share; and (b) 20,000,000 shares of Preferred Stock, par value $0.01 per share, of which no shares are
outstanding as of the date hereof. Of the   shares of Common Stock,   shares
will be outstanding and held by AccuStaff upon consummation of the Offering. A description of the material terms and provisions of the Company's Certificate of Incorporation affecting the relative rights of the Common Stock and the Preferred Stock is set forth below. The description is intended as a summary and is qualified in its entirety by reference to the form of the Company's Certificate of Incorporation filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares possess all voting power. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board of Directors from time to time, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. See "Dividend Policy."

PREFERRED STOCK

  The Preferred Stock is issuable from time-to-time in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors. The Board of Directors is authorized by the Company's Certificate of Incorporation to determine, among other things, the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The Board of Directors, without stockholder approval, may issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of the Common Stock and could have certain antitakeover effects. The Company has no present plans to issue any shares of Preferred Stock. The ability of the Board of Directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.

CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

  The Company's Certificate of Incorporation provides that any person purchasing or acquiring an interest in shares of capital stock of the Company is deemed to have consented to the following provisions relating to intercompany agreements and to transactions with interested parties and corporate opportunities. The corporate charter of AccuStaff does not include comparable provisions relating to intercompany agreements, transactions with interested parties or corporate opportunities.

  TRANSACTIONS WITH INTERESTED PARTIES

  The Company's Certificate of Incorporation provides that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) between the Company and AccuStaff or any Related Entity (as such terms are defined below) or between the Company and any director or officer of the Company, AccuStaff or any Related Entity shall be void or voidable solely for the reason that AccuStaff, a Related Entity or any one of more of the officers or directors of the Company, AccuStaff or any Related Entity are parties thereto, or solely because any such directors or officers are present at, participate in or vote with respect to the authorization of such contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof). Further, the Company's Certificate of Incorporation provides that neither AccuStaff nor any officer or director thereof or of any Related Entity shall be liable to the Company or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Company or the derivation of any improper personal benefit by reason of the fact that AccuStaff or an officer or director thereof or of such Related Entity in good faith takes any action or exercises any right or gives or withholds any consent in connection with any agreement or contract between AccuStaff or such Related Entity and the Company. No vote cast or other action taken by any person who is an officer, director or other representative of AccuStaff or such Related Entity, which vote is cast or action is taken by such person in his capacity as a director of the Company, shall constitute an action of or the exercise of a right by or a consent of AccuStaff, such subsidiary or Related Entity for the purpose of any such agreement or contract. For purposes of the foregoing, the "Company" and AccuStaff include all corporations and other entities in which the Company or AccuStaff, as the case may be, owns fifty percent or more of the outstanding voting stock, and "Related Entity" means one or more corporations or other entities in which one or more of the directors of the Company have a direct or indirect financial interest.

  COMPETITION BY ACCUSTAFF WITH THE COMPANY'S CORPORATE OPPORTUNITIES

  The Company's Certificate of Incorporation provides that except as AccuStaff may otherwise agree in writing:

    (i) AccuStaff or any subsidiary of AccuStaff (other than the Company) shall not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or line of business as the Company; and

    (ii) AccuStaff or any subsidiary (other than the Company), officer or director thereof will not be liable to the Company or to its stockholders for breach of any fiduciary duty by reason of any such activities or of such person's participation therein.

  The Company's Certificate of Incorporation also provides that if AccuStaff or any subsidiary of AccuStaff (other than the Company) acquires knowledge of a potential transaction or matter which may be a corporate opportunity both for AccuStaff or such subsidiary and for the Company, neither AccuStaff nor such subsidiary (nor the officers and directors of either thereof) shall have a duty to communicate or offer such corporate opportunity to the Company and shall not be liable to the Company or its stockholders for breach of fiduciary duty as a stockholder of the Company or controlling person of a stockholder by reason of the fact that AccuStaff or such subsidiary pursues or acquires such opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

  Further, the Company's Certificate of Incorporation provides that in the event that a director, officer or employee of the Company who is also a director, officer or employee of AccuStaff acquires knowledge of a potential transaction or matter that may be a corporate opportunity both for the Company and AccuStaff (whether such potential transaction or matter is proposed by a third party or is conceived of by such director, officer or employee of the Company), such director, officer or employee shall be entitled to offer such corporate opportunity to the Company or AccuStaff as such director, officer or employee deems appropriate under the circumstances in his or her sole discretion, and no such director, officer or employee shall be liable to the Company or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interest of the Company or the derivation of any improper personal benefit by reason of the fact that (i) such director, officer or employee offered such corporate opportunity to AccuStaff (rather than to the Company) or did not communicate information regarding such corporate opportunity to the Company or (ii) AccuStaff pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Company.

  The enforceability of the provisions discussed above has not been established under Delaware corporate law and, due to the absence of relevant judicial authority, counsel to the Company is not able to deliver an opinion as to the enforceability of such provisions. These provisions of the Company's Certificate of Incorporation eliminate certain rights that might have been available to stockholders under Delaware law had such provisions not been included in the Certificate of Incorporation, although the enforceability of such provision has not been established.

  At the time of the consummation of the Offering, certain of the directors of the Company will also be employees of AccuStaff.

  The foregoing provisions of the Company's Certificate of Incorporation shall expire on the date that AccuStaff ceases to own beneficially Common Stock representing at least 20% of the number of outstanding shares of Common Stock.

  ACTIONS UNDER INTERCOMPANY AGREEMENTS

  The Company's Certificate of Incorporation also limits the liability of AccuStaff and its subsidiaries for certain breaches of their fiduciary duties in connection with action that may be taken or not taken in good faith under the intercompany agreements for any acts or omissions occurring while AccuStaff continues to own beneficially Common Stock representing at least 20% of the number of outstanding shares of Common Stock. See "Certain Relationships and Related Transactions".

  ADVANCE NOTICE PROVISION

  The Company's By-laws provide for an advance notice procedure of the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as of other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received by the Company not less than 120 or more than 150 days prior to the first anniversary of the Company's proxy statement in connection with the previous year's annual meeting, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

  LIMITATIONS ON DIRECTORS' LIABILITY

  The Company's Certificate of Incorporation and the applicable provision of the DGCL provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suit on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

  THE DELAWARE GENERAL CORPORATION LAW

  The Company is a Delaware corporation subject to Section 203 of the DGCL.
Section 203 provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 2/3 of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203 of the DGCL, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders of a corporation may elect to exclude a corporation from the restrictions imposed thereunder. By virtue of its beneficial ownership of Common Stock, AccuStaff is in a position to elect to exclude the Company from the restrictions under
Section 203 of the DGCL, although it currently has no intention to do so.

TRANSFER AGENT

  The Company's transfer agent and registrar for its Common Stock is SunTrust Bank, Atlanta, Georgia.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, the Company will have   shares of Common
Stock issued and outstanding (if the Underwriters' over-allotment options are exercised in full). All of the shares of Common Stock to be sold in the Offering will be freely tradeable without restrictions under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares acquired by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act ("Rule 144")), which will be subject to the resale limitations of Rule 144 unless sold under an effective registration statement under the Securities Act or pursuant to another exemption from registration. All of the outstanding shares of Common Stock are owned by AccuStaff and have not been registered under the Securities Act and may not be sold in the absence of an effective registration statement under the Securities Act other than in accordance with Rule 144 or another exemption from registration. AccuStaff has announced, that subject to certain conditions, AccuStaff intends to distribute to its shareholders in 1999 all of the Common Stock of the Company pursuant to the Spin-off. Shares of Common Stock distributed to AccuStaff stockholders pursuant to the Spin-off generally will be freely transferable, except for shares of Common Stock received by persons who may be deemed to be affiliates. Notwithstanding the foregoing, AccuStaff and the Company have each agreed that, without the prior written consent of the representatives of the Underwriters, other than pursuant to the Spin-off, it will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to any shares of Common Stock, for a period of 180 days after the date of this Prospectus other than pursuant to the Stock Option. See "Certain Relationships and Related Transactions--Reorganization and Spin-off Agreement--Stock Option."

  In general, under Rule 144, as currently in effect, if a period of at least one year has elapsed between the later of the date on which "restricted shares" (as that phrase is defined in Rule 144) were acquired from the Company and the date on which they were acquired from an "affiliate" of the Company (an "Affiliate") (as that term is defined in Rule 144), then the holder of such restricted shares (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of
(i) one percent of the then outstanding shares of the Common Stock or (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which restricted shares were acquired from the Company and the date on which they were acquired from an Affiliate, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

  Prior to the Offering, there has been no market for the Common Stock. No predictions can be made of the effect, if any, that market sales of currently outstanding shares of Common Stock or the availability of such shares for sale will have on the market price of Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for Common Stock. Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for AccuStaff to continue to include the Company in its consolidated group for federal tax purposes, and ownership of at least 80% of the total voting power and 80% of each class of non-voting capital stock is required in order for AccuStaff to be able to effect a tax-free spin-off.

  Under the Employee Benefits Agreement, the Company and AccuStaff have agreed to reserve for future issuance and to issue shares of Common Stock of the Company to certain persons in connection with the exercise of the AccuStaff Stock Options that were granted pursuant to the AccuStaff stock option plans which will (if so elected by the respective optionee) be adjusted in connection with the Spin-off so that the holders of such options are entitled, upon exercise thereof and without the payment of any additional consideration, to receive shares of Common Stock of the Company in an amount that is reflective of the pro rata distribution of Common Stock of the Company to AccuStaff stockholders in the Spin-off. See "Certain Relationships and Related Transactions--Employee Benefits Agreement." In addition to Stapled Options, the Company may grant shares of Common Stock and non-stock awards pursuant to a long term incentive plan that may be adopted in the future. See "Management--Executive Compensation--Long Term Incentive Plan." The Company expects to file in 1998 a registration statement under the Securities Act to register shares reserved for issuance under such plan once the details of such plan have been determined and the plan formally adopted. Shares issued pursuant to Options after the effective date of such registration statement (other than shares issued to Affiliates) generally will be freely tradeable without restriction or further registration under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. Certain legal matters relating to the Offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California.

                                    EXPERTS

  The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1997, have been included herein in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") pursuant to the provisions of the Securities Act and the rules and regulations promulgated thereunder, for the registration of the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including exhibits thereto and financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any contract or other document are not necessarily complete. With respect to each such contract or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  As a result of the Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Commission. The Company intends to furnish the holders of the Common Stock with annual reports containing, among other information, audited consolidated financial statements reported upon by an independent public accounting firm and quarterly reports for each of the first three quarters of each fiscal year containing unaudited condensed consolidated financial information. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
STRATEGIX SOLUTIONS, INC.:
Report of Independent Accountants........................................ F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996............. F-3
Consolidated Statements of Income for each of the three years in the period ended December 31, 1997.......................................... F-4
Consolidated Statements of Stockholder's Equity for each of the three years in the period ended December 31, 1997............................. F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1997.......................................... F-6
Notes to Consolidated Financial Statements............................... F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder of
Strategix Solutions, Inc.

  We have audited the accompanying consolidated balance sheets of Strategix Solutions, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Strategix Solutions, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

PricewaterhouseCoopers LLP

Jacksonville, Florida

June 8, 1998

                   STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                         (dollar amounts in thousands)

                                                      DECEMBER 31, DECEMBER 31,
                                                          1997         1996
                                                      ------------ ------------
                       ASSETS
Current assets:
  Cash and cash equivalents..........................   $     --     $ 13,183
  Accounts receivable, net of allowance of $8,610 and
   $5,038............................................    195,415      147,643
  Due from associated offices........................     41,749       38,897
  Prepaid expenses...................................      9,507        5,100
  Deferred income taxes..............................      9,418        6,081
                                                        --------     --------
    Total current assets.............................    256,089      210,904
Furniture, equipment and leasehold improvements,
 net.................................................     21,210       16,316
Goodwill, net........................................    189,659      102,745
Other assets.........................................      9,581        7,743
                                                        --------     --------
    Total assets.....................................   $476,539     $337,708
                                                        ========     ========
        LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Notes payable......................................   $  1,658     $  3,173
  Accounts payable and accrued expenses..............     33,866       33,773
  Accrued payroll and related taxes..................     44,099       45,322
                                                        --------     --------
    Total current liabilities........................     79,623       82,268
Due to parent........................................     81,294           --
Notes payable, long-term portion.....................     24,835        3,508
Other................................................      6,036        5,843
                                                        --------     --------
    Total liabilities................................    191,788       91,619
Commitments and contingencies (Notes 5 and 10)
Stockholder's equity:
  Stockholder's net investment.......................    284,751      246,089
                                                        --------     --------
    Total liabilities and stockholder's equity.......   $476,539     $337,708
                                                        ========     ========


          See accompanying notes to consolidated financial statements.

                   STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                         (dollar amounts in thousands)

                                         YEAR ENDED   YEAR ENDED   YEAR ENDED
                                        DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                            1997         1996         1995
                                        ------------ ------------ ------------
Revenue................................  $1,260,702   $1,031,431    $772,479
Cost of revenue........................     975,489      807,940     608,207
                                         ----------   ----------    --------
  Gross profit.........................     285,213      223,491     164,272
                                         ----------   ----------    --------
Operating expenses:
  General and administrative...........     172,739      136,416     108,016
  Remittance to franchisees............      24,095       21,211      18,489
  Depreciation and amortization........      13,603        9,667       6,575
  Merger related costs.................       5,000       14,056          --
                                         ----------   ----------    --------
    Total operating expenses...........     215,437      181,350     133,080
                                         ----------   ----------    --------
  Income from operations...............      69,776       42,141      31,192
Interest expense.......................       4,374          429       1,153
                                         ----------   ----------    --------
Income before provision for income
 taxes.................................      65,402       41,712      30,039
Provision for income taxes.............      26,739       19,079      11,655
                                         ----------   ----------    --------
Net income.............................  $   38,663   $   22,633    $ 18,384
                                         ==========   ==========    ========


          See accompanying notes to consolidated financial statements.

                   STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                         (dollar amounts in thousands)

                                                     YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1997      1996     1995
                                                    --------  -------- --------
Stockholder's net investment
  Balance--beginning of year....................... $246,089  $146,418 $109,365
  Net income.......................................   38,663    22,633   18,384
  Transfers from (to) parent.......................       (1)   77,038   18,669
                                                    --------  -------- --------
  Balance--end of year.............................  284,751   246,089  146,418
                                                    --------  -------- --------
    Total stockholder's equity..................... $284,751  $246,089 $146,418
                                                    ========  ======== ========



          See accompanying notes to consolidated financial statements

                   STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (dollar amounts in thousands)

                                           YEAR ENDED   YEAR ENDED   YEAR ENDED
                                          DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                              1997         1996         1995
                                          ------------ ------------ ------------
Cash flows from operating activities:
 Net income.............................    $38,663      $22,633      $18,384
  Adjustments to reconcile net income to
   net cash provided by (used in)
   operating activities:
   Depreciation and amortization........     13,603        9,667        6,575
   Deferred income taxes................     (3,347)          13         (424)
   Changes in certain assets and
    liabilities:
    Accounts receivable.................    (41,374)     (37,744)     (14,750)
    Due from associated offices.........     (2,852)      (2,058)        (370)
    Prepaid expenses and other assets...     (5,142)      (5,672)         (40)
    Accounts payable and accrued
     expenses...........................       (764)      11,090       (6,508)
    Accrued payroll and related taxes...     (2,778)       6,647        5,084
    Other, net..........................      1,578        1,505         (837)
                                            -------      -------      -------
    Net cash provided by (used in)
     operating activities...............     (2,413)       6,081        7,114
                                            -------      -------      -------
Cash flows from investing activities:
  Purchase of furniture, equipment and
   leasehold improvements, net of
   disposals............................     (9,817)      (5,781)      (5,780)
  Purchase of businesses, including
   additional earn-outs on acquisitions,
   net of cash acquired.................    (84,506)     (48,728)     (45,219)
                                            -------      -------      -------
    Net cash used in investing
     activities.........................    (94,323)     (54,509)     (50,999)
                                            -------      -------      -------
Cash flows from financing activities:
  Increase in due to parent ............     81,294          --           --
  Borrowings on indebtedness............      2,260          --         7,601
  Repayments on indebtedness............        --       (15,427)         --
  Transfers from (to) parent............        (1)       77,038       18,669
                                            -------      -------      -------
    Net cash provided by financing
     activities.........................     83,553       61,611       26,270
                                            -------      -------      -------
Net increase (decrease) in cash and cash
 equivalents............................    (13,183)      13,183      (17,615)
Cash and cash equivalents, beginning of
 period.................................     13,183           --       17,615
                                            -------      -------      -------
Cash and cash equivalents, end of
 period.................................    $    --      $13,183      $    --
                                            =======      =======      =======

          See accompanying notes to consolidated financial statements.

                  STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

                         (dollar amounts in thousands)

SUPPLEMENTAL CASH FLOW INFORMATION

                                           DECEMBER 31 DECEMBER 31, DECEMBER 31,
                                              1997         1996         1995
                                           ----------- ------------ ------------
Cash paid during the year for:
  Interest................................   $ 3,616     $   353      $ 1,116
  Income taxes............................    38,114      14,181       12,349

NON-CASH INVESTING AND FINANCING ACTIVITIES

  The Company completed numerous acquisitions during each of the three years in the period ended December 31, 1997. In connection with the acquisitions, liabilities were assumed as follows:

                                          DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                              1997         1996         1995
                                          ------------ ------------ ------------
Fair value of assets acquired............   $ 72,795     $ 54,716     $ 53,220
Cash paid................................    (52,508)     (44,542)     (32,043)
                                            --------     --------     --------
Liabilities assumed......................   $ 20,287     $ 10,174     $ 21,177
                                            ========     ========     ========

                  STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         (dollar amounts in thousands)

1. BACKGROUND:

  Strategix Solutions, Inc. and Subsidiaries (the "Company") is a national provider of business services that primarily include diversified staffing and outsourcing services to businesses and governmental agencies. The Company is currently a wholly-owned subsidiary of AccuStaff Incorporated ("AccuStaff"). In connection with a reorganization announced by AccuStaff (the "Reorganization"), the Company will acquire all of AccuStaff's commercial businesses. On June 8, 1998, AccuStaff announced its intention to distribute its ownership interest in the Company to its stockholders in 1999 by means of a tax-free distribution of Common Stock of the Company to all AccuStaff stockholders (the "Spin-off"). Additionally, the Company has filed a Registration Statement on Form S-1 for an initial public offering of a number of its shares of Common Stock (the "Offering").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  BASIS OF PRESENTATION

  The accompanying consolidated financial statements reflect the results of operations, financial position, stockholder's equity and cash flows of the businesses to be transferred to the Company from AccuStaff in the Reorganization (the "Company Businesses") as if the Company were a separate entity for all periods presented. The consolidated financial statements have been prepared primarily using the historical basis for the assets and liabilities and historical results of operations related to the Company Businesses and using certain allocated assets, liabilities, and expenses which were not historically recorded at the level of, but are primarily associated with, such businesses. Changes in stockholder's net investment represent the net income of the Company and net cash transfers to or from AccuStaff such as shared corporate support services and back-office functions provided to the Company which are offset by certain support functions provided by the Company to AccuStaff. These amounts netted to approximately $1.2 million, $1.5 million and $4.6 million for 1997, 1996 and 1995, respectively. Additionally, the consolidated financial statements include the allocation of certain expenses relating to the Company Businesses that will be transferred to the Company from AccuStaff. Management believes these allocations are reasonable. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated.

  The liabilities of the Company include outstanding direct and third-party indebtedness and advances in excess of cash provided by operations shown as "Due to parent" on the consolidated balance sheets. Interest expense shown in the consolidated financial statements or the amount "Due to parent" includes interest expense charged to the Company associated with the allocated borrowings for each period presented using a rate that approximates the weighted average interest rate outstanding during each period presented. General corporate overhead related to AccuStaff's corporate headquarters and common support divisions, where not specifically identified, has been allocated to the Company based on the ratio of the Company's revenues, operating income, and assets to AccuStaff's revenues, operating income and assets. Management believes these allocations are reasonable. However, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred by the Company if the Company had performed these functions as a stand alone entity. Subsequent to the Spin-off, the Company will perform these functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a stand alone company. Additionally, income taxes are presented as if calculated on a separate tax return basis.

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

  The financial information included herein may not necessarily reflect the consolidated results of operations, financial position, stockholder's equity and cash flows of the Company in the future or what they would have been had it been a separate, stand alone entity during the periods presented.

  BASIS OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company Businesses. All intercompany transactions have been eliminated in the accompanying consolidated financial statements.

  CASH AND CASH EQUIVALENTS

  Cash and cash equivalents include deposits in banks, government money market funds, and short-term investments with original maturities of 90 days or less.

  FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

  Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 15 years. Amortization of leasehold improvements is computed using the straight-line method over the useful life of the asset or the term of the lease, whichever is shorter. Total depreciation and amortization expense was $6,597, $4,415 and $3,308 for 1997, 1996 and 1995 respectively. Accumulated depreciation and amortization of furniture, equipment and leasehold improvements as of December 31, 1997 and 1996 was $22,048 and $15,930, respectively.

  GOODWILL

  Goodwill represents the excess of cost over fair value of net tangible assets acquired through acquisitions. Such excess of cost over fair value of net tangible assets acquired is being amortized on a straight-line basis over periods ranging from 15 to 40 years with a weighted average period of 32.6 years. Management periodically reviews the potential impairment of goodwill on a non-discounted cash flow basis to assess recoverability. If the estimated future cash flows are projected to be less than the carrying amount, an impairment write-down (representing the carrying amount of the goodwill which exceeds the present value of estimated expected future cash flows) would be recorded as a period expense. Accumulated amortization was $22,693 and $16,126 as of December 31, 1997 and 1996, respectively.

  DUE TO ACCUSTAFF

  At December 31, 1997, the Company was allocated $81.3 million noted as "Due to Parent" on the accompanying balance sheets. This amount reflects the Company's historical funding needs resulting from purchases of property and equipment, acquisitions, current income tax liabilities and fluctuating working capital needs, offset by payments made by the Company from its operating bank accounts. In prior years, it has been assumed that the proceeds from various equity offerings consummated by AccuStaff were used to pay all outstanding indebtedness, including that allocated to the Company. Therefore, there has been no allocation of parent indebtedness at December 31, 1996 as no such indebtedness existed. Although intended to reflect the historical financing needs of the Company, the balance is an allocation of AccuStaff's outstanding indebtedness and may not be indicative of the needs of a stand alone publicly-traded company.

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

  REVENUE RECOGNITION

  With respect to the operations of the Company-owned offices, the Company recognizes, at the time the staffing services are provided, the amounts billed to clients of such offices. All costs of employing the temporary worker are included in costs of revenue. These costs include the wages paid to the employee, the employers' portion of payroll taxes associated with those wages, and workers' compensation and other insurance premiums.

  With respect to the operations of substantially all franchisees, such franchisees have entered into license agreements with the Company under which the temporary worker is the Company's employee. As such, the Company recognizes as revenues, at the time the staffing services are provided, the amounts billed to clients of such franchised offices. Revenues from these types of agreements amounted to $155,318, $137,293 and $119,493 for 1997, 1996 and 1995, respectively. Because the temporary worker is the Company's employee, all costs of employing the temporary worker, including the wages paid to the temporary worker, the employers' portion of payroll taxes associated with those wages, and workers' compensation and other insurance premiums, are the responsibility of the Company and are included in costs of revenue. Under the terms of the license agreements, the accounts receivable of such franchisees belong to the Company and are included with those of the Company-owned offices, as accounts receivable, in the consolidated balance sheets.

  Through the license agreements, the Company grants each franchisee the right to operate under certain of the Company's trademarks within a designated geographic area. The Company provides each franchised office with the same software used by Company-owned offices to assist it in recruiting temporary employees, testing applicants, and matching employee skills to specific client requirements. Franchisees receive training from the company, attend seminars, participate in marketing programs and utilize the Company's sales literature. The Company also provides all of the back-office functions relating to temporary personnel for such franchisees, including payment of all federal, state and local payroll taxes and preparation and filing of quarterly and yearly payroll tax returns. Each franchisee is responsible for screening and recruiting qualified temporary personnel, as well as locating clients. Franchise fees received by the Company upon the sale of new franchises were not significant for any of the periods presented.

  With respect to services performed for independent temporary personnel firms ("Associated Offices") and certain franchisees, the Company records the service fee it receives as revenue. The Company's fee is a variable percentage of billings depending on, among other things, the support services provided; fees related to these types of arrangements amounted to $16,394, $14,760 and $13,021 for 1997, 1996 and 1995, respectively. In return for this fee, the Company provides all of the back-office functions relating to temporary personnel for these offices, including payment of all federal, state and local payroll taxes and preparation and filing of quarterly and yearly payroll tax returns. The Company also provides reports and analysis to assist these offices in managing their operations including payroll and invoice reports, earnings statements, accounts receivable aging reports, quarterly billing analysis and active and inactive employee rosters. The Company collects billing and payroll information from time slips submitted by temporary employees and uses the Company's computer systems to assemble billing and payroll reports for each of these offices. The Company prepares customized invoices with the name and logo of these offices, which the Company delivers directly to the offices' clients.

  The Company funds the Associated Offices' and certain franchisees' temporary employee payroll, and advances to them an amount equal to their gross profit after deducting fees and expenses. These amounts are included on the Company's consolidated balance sheets as Due from Associated

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

Offices. Clients of these offices remit payment directly to the Company, from which it retains the amounts previously funded and the Company's fee. Although clients of these offices remit payment directly to the Company, the offices are responsible for collections. The Company generally deducts from amounts to be paid to these offices any receivables outstanding for more than 90 days. Payment of amounts owed by clients is guaranteed by both the Associated Office or certain franchisees and its principal owners. The Company monitors billings of these offices and has the right to refuse to fund any payroll expense and gross profit of an Associated Office or franchisee with respect to any client whose credit does not meet Company standards.

  The temporary worker of the Associated Offices and certain franchisees is not employed by the Company. All costs of employing the temporary worker are the responsibility of the Associated Offices or the franchisee and are not included in costs of revenue. Since the ability to provide its services to the Associated Offices and certain franchisees is a function of the Company's back office infrastructure, there are no direct costs associated with these revenues. The overall cost associated with these services is included in general and administrative expenses.

  INCOME TAXES

  Historically, the Company's operations have been included in the consolidated income tax returns filed by AccuStaff. Income tax expense as presented in the accompanying consolidated financial statements has been calculated on a separate tax return basis. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  REMITTANCE TO FRANCHISEES

  Under the terms of the license agreements with substantially all franchisees, the Company receives a percentage of the gross profits of such franchised offices. This fee is paid to the Company in return for the use of the Company's trademarks as well as the other services provided to such franchisees, as discussed more fully in "Revenue Recognition" above. The portion of gross profit owed to such franchisees after deduction of the Company's fee and certain other expenses is recorded as remittance to franchisees.

  PERVASIVENESS OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and of revenue and expenses during the period reported. Although management believes these estimates and assumptions are adequate, actual results may differ from the estimates and assumptions used.

  EARNINGS PER SHARE

  Historical earnings per share have not been presented because they would not be meaningful, because the Company is a wholly owned subsidiary of AccuStaff.

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

  RECENT ACCOUNTING PRONOUNCEMENTS

  During 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for the Company's 1998 fiscal year. Management does not believe that the Company has material other comprehensive income which would require separate disclosure.

  Additionally, during 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires, among other things, that certain general and financial information be disclosed for reportable operating segments of a company. SFAS No. 131 is effective for the Company's 1998 fiscal year. The Company will make the disclosures required under this standard.

  During 1998, the American Institute of Certified Public Accountants' Executive Committee issued Statement of Position Number 98-1 (SOP 98-1), Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Management believes that the Company is substantially in compliance with this pronouncement and that the implementation of this pronouncement will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

3. ACQUISITIONS

  In the year ended December 31, 1997, the Company completed the following acquisitions which have been accounted for under the purchase method of accounting: The assets of Castle Key Corp. Inc.; the assets of CGS Services, Inc.; the assets of the Placers, Inc.; the assets of Esprit Staffing Services, Inc.; the stock of Firstaff, Inc.; the assets of Staffing Resources, Inc.; the assets of Robertson & Nugent Associates, Inc.; the assets of Training Delivery Services, Inc.; and the assets of Key Staffing Services, Inc. The aggregate purchase price of the acquisitions during 1997, being accounted for under the purchase method of accounting was $85,923, comprised of $68,554 in cash and $17,369 in notes payable to former shareholders.

  In the year ended December 31, 1996, the Company (or Career Horizons, Inc. or Office Specialists, Inc.) completed the following acquisitions which have been accounted for under the purchase method of accounting: The assets of Advantage Personnel Services, Inc.; the assets of Alternative Temps, Inc.; the stock of Century Temporary Services, Inc.; the assets of Management Search, Inc.; the assets of The Richard Michael Group, Inc.; the assets of Dial A Temporary, Inc.; the stock of Excel Temporary Services, Inc.; and the assets of Temps America East, Inc. The aggregate purchase price of the acquisitions during 1996, being accounted for under the purchase method of accounting was $38,842, comprised of $38,542 in cash and $300 in notes payable to former shareholders.

  In the year ended December 31, 1995, the Company completed the following acquisitions which have been accounted for under the purchase method of accounting: Dupay Enterprises, Inc.; Contemporary Personnel Services, Inc.; Agency Network Atlanta, Inc.; Staffing Resources (SC), Inc.; StaffAdditions, Inc.; EWT Industries, Inc.; STC, Inc; Bogard Temporaries, Inc.; Matthews Professional Employment Specialists, Inc.; and the assets of HR Management, Inc. The aggregate purchase price of the acquisitions during 1995, being accounted for under the purchase method of accounting was $57,011, comprised of $44,609 in cash and $12,402 in notes payable to former shareholders.

  In addition, certain former shareholders of the acquired companies are eligible to receive contingent consideration upon attainment of certain earnings targets. The Company has allocated the purchase price according to the fair market value of the assets acquired. The excess of the purchase

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES price over the fair value of the tangible assets (goodwill) is being amortized on a straight line basis over periods ranging from 15 to 40 years, including any contingent consideration paid for the purchase method acquisitions.

4. NOTES PAYABLE:

  Notes payable at December 31, 1997 and 1996 consisted of the following:

                                                                  1997    1996
                                                                 ------- ------
Credit Facility................................................. $10,620 $4,763
Notes payable to former shareholder of Training Delivery
 Systems, Inc., including interest at 5.83% with $1,580 due May
 1998 and $14,215 due May 1999..................................  15,795    --
Other...........................................................      78  1,918
                                                                 ------- ------
                                                                  26,493  6,681
Current portion of notes payable................................   1,658  3,173
                                                                 ------- ------
Long-term portion of notes payable.............................. $24,835 $3,508
                                                                 ======= ======

  The credit facility noted above has been issued to the Company's subsidiary, Office Specialists, Inc. ("OSI"). The facility allows for OSI to borrow the lesser of $15,000 or a certain percentage of accounts receivable less the outstanding letter of credit balance, as defined in the agreement. Borrowings under the facility bear interest at the bank's base prime rate or at 2% above the London InterBank Offering Rate. On December 31, 1997, the applicable interest rate on the facility was 8.5%. These borrowings are collateralized by OSI's accounts receivable. The agreement also requires OSI to maintain certain financial ratios and limits annual payments of dividends. Unless renewed, the agreement expires May 23, 1999.

  Maturities of notes payable and credit facilities, are as follows for the fiscal years subsequent to December 31, 1997:

    1998................................................................ $ 1,658
    1999................................................................  24,835
    2000................................................................     --
    2001................................................................     --
    2002................................................................     --
                                                                         -------
                                                                         $26,493
                                                                         =======

5. COMMITMENTS AND CONTINGENCIES:

  LEASES

  The Company leases office space under various noncancellable operating leases. The following is a schedule of future minimum lease payments with terms in excess of one year:

    1998................................................................ $ 9,107
    1999................................................................   7,473
    2000................................................................   5,441
    2001................................................................   3,488
    2002................................................................   2,046
    Thereafter..........................................................   3,519
                                                                         -------
                                                                         $31,074
                                                                         =======

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

  Total rent expense for fiscal 1997, 1996 and 1995 was $10,123, $8,527 and $6,240, respectively.

  LITIGATION

  The Company is a party to a number of lawsuits and claims arising out of the ordinary conduct of its business. In the opinion of management, based on the advice of in-house and external legal counsel, the lawsuits and claims pending will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

6. INCOME TAXES:

  A comparative analysis of the provision for income taxes is as follows:

                                                            DECEMBER 31,
                                                       ------------------------
                                                        1997     1996    1995
                                                       -------  ------- -------
Current:
  Federal............................................. $26,562  $16,093 $ 9,807
  State...............................................   3,524    2,973   2,272
                                                       -------  ------- -------
                                                        30,086   19,066  12,079
                                                       -------  ------- -------
Deferred:
  Federal.............................................  (2,986)      10    (378)
  State...............................................    (361)       3     (46)
                                                       -------  ------- -------
                                                        (3,347)      13    (424)
                                                       -------  ------- -------
                                                       $26,739  $19,079 $11,655
                                                       =======  ======= =======

  The difference between the actual income tax provision and the tax provision computed by applying the statutory federal income tax rate to income before provision for income taxes is attributable to the following:

                                               DECEMBER 31,
                         -----------------------------------------------------------
                                1997                1996                1995
                         ------------------- ------------------- -------------------
                         AMOUNT   PERCENTAGE AMOUNT   PERCENTAGE AMOUNT   PERCENTAGE
                         -------  ---------- -------  ---------- -------  ----------
Tax computed using the
 federal statutory
 rate................... $22,891     35.0%   $14,599     35.0%   $10,514     35.0%
State income taxes, net
 of federal income tax
 effect.................   1,767      2.7      1,878      4.5      1,322      4.4
Acquired subsidiaries
 change from cash to
 accrual basis..........     611      0.9        --       --         --       --
Non-deductible merger
 related costs..........   1,750      2.7      3,169      7.6        --       --
Permanent differences
 and other..............    (280)    (0.4)      (567)    (1.4)      (181)    (0.6)
                         -------     ----    -------     ----    -------     ----
                         $26,739     40.9%   $19,079     45.7%   $11,655     38.8%
                         =======     ====    =======     ====    =======     ====

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

  The components of the deferred tax assets and liabilities recorded in the accompanying consolidated balance sheet are as follows:

                                                               DECEMBER 31,
                                                              ----------------
                                                               1997     1996
                                                              -------  -------
Gross deferred tax assets:
  Self-insurance reserves.................................... $ 7,383  $ 4,496
  Deferred income............................................     --        71
  Allowance for doubtful accounts receivable.................   1,232      523
  Purchase accounting adjustments............................   1,102      681
  Other......................................................   1,499      984
                                                              -------  -------
    Total gross deferred tax assets..........................  11,216    6,755
                                                              -------  -------
Gross deferred tax liabilities:
  Amortization of computer software costs....................    (319)     (41)
  Depreciation and amortization of furniture, equipment and
   leasehold improvements....................................  (2,793)  (2,448)
  Amortization of goodwill...................................    (421)    (629)
  Acquired subsidiaries change from cash to accrual basis....    (699)     --
                                                              -------  -------
    Total gross deferred tax liabilities.....................  (4,232)  (3,118)
                                                              -------  -------
    Net deferred income tax asset (1)........................ $ 6,984  $ 3,637
                                                              =======  =======

--------
(1) Deferred tax liabilities of $2,434 and $2,444 have been included in the balance sheet caption "other" at December 31, 1997 and 1996, respectively.

  Management has determined, based on the history of prior taxable earnings and its expectations for the future, taxable income will more likely than not be sufficient to fully realize deferred tax assets and, accordingly, has not reduced deferred tax assets by a valuation allowance.

7. EMPLOYEE BENEFIT PLANS:

  PROFIT SHARING PLAN

  AccuStaff has a profit sharing plan that includes a 401(k) plan, which covers all non-highly compensated (as defined by IRS regulations) full-time employees of the Company over age twenty-one with at least one year of employment and 1,000 hours of service. The plan allows eligible employees to contribute up to 10% of compensation with AccuStaff providing a match of employee contributions at 50% up to the first 5% of total compensation. The Company intends to establish its own 401(k) plan with similar terms in the future. Until that time, the Company will bear its allocable share of the costs of the AccuStaff plan.

  AccuStaff has assumed many 401(k) plans of acquired subsidiaries. The Company intends to merge any plans associated with the Company Businesses into the Company's plan in the future. Amounts charged to earnings with respect to the plans were $832, $878 and $695 for the years ended December 31, 1997, 1996 and 1995, respectively.

8. CONCENTRATION OF CREDIT RISK:

  The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with what it believes to

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES be high credit quality institutions. At times such investments may be in excess of the FDIC insurance limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable credit risk exposure is limited.

9. SIGNIFICANT CUSTOMER INFORMATION:

  Since 1995, the Company has been American Transtech, Inc.'s (ATI's) primary provider of temporary staffing services for ATI's telecommunications operations. Those services are being provided through PeopleSystems, Inc., a subsidiary of the Company, utilizing the Company's temporary employees. On March 3, 1998 ATI's parent company, AT&T, sold the assets and operations of ATI to MATRIXX Marketing, Inc. (Matrixx), a subsidiary of Cincinnati Bell, Inc. The staffing services supplied to ATI represented 10.7%, 10.9% and 12.9% of revenue for fiscal 1997, 1996 and 1995 respectively. The Company and Matrixx, the sole customer of its Teleservices division, have reached an agreement on a scheduled phase-out of its contract with such customer by the end of 1998. Therefore revenue from the Teleservices Division will be reduced until the contract is fully terminated.

10. ACCRUED WORKERS' COMPENSATION CLAIMS:

  The Company is primarily self-insured with respect to workers' compensation claims for all employees, supplemented by insurance coverage which limits the Company's liability per occurrence to $350. The excess insurance coverage provides coverage in excess of the limit of the Company's liability per occurrence. In addition, several of the Company's subsidiaries are fully insured under various plans and, therefore, are not included in the self insured plans.

  Included in the Consolidated Balance Sheet caption "Accrued payroll and related taxes" is an accrual of $15.6 million and $14.6 million as of December 31, 1997 and 1996, respectively for the estimated liability outstanding on actual workers' compensation claims reported and an estimate of claims incurred but not yet reported. This estimate was based, in part, on an evaluation of the information provided by the Company's third-party administrator and its independent actuary, and represents management's best estimate of the Company's future liability. The Company's management believes that the difference, if any, between the amounts recorded at December 31, 1997, for its estimated liability and the costs of settling the actual claims, will not be material to the consolidated results of operations.

  AccuStaff has outstanding certain irrevocable letters of credit related to the Company's Business which primarily guarantee the payment of the uninsured portion of the Company's workers' compensation claims. At December 31, 1997 and 1996, the letters of credit amounted to $16,595 and $15,225, respectively. In addition, the Company's subsidiary, OSI, had a similar letter of credit agreement which amounted to $1,000 and $1,375 on December 31, 1997 and 1996, respectively.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued payroll and other accrued liabilities approximate fair value due to their short maturities. The fair value of debt instruments is based on rates available to the Company for debt with similar terms and maturities and approximates their carrying amounts.

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

12. STOCK BASED COMPENSATION PLANS:

  AccuStaff has two plans which allow for the granting of AccuStaff stock options and other AccuStaff stock-based awards to officers, directors and certain key employees of AccuStaff, including those of the Company. Generally, stock options have a ten-year term and vest within three to five years of grant. There were no AccuStaff stock appreciation rights granted or outstanding during the three year period ended December 31, 1997.

  The following table summarizes the AccuStaff stock option activity of the Company's employees:

                                                                     WEIGHTED
                                                      SHARES OF      AVERAGE
                                                      ACCUSTAFF   EXERCISE PRICE
                                                      ----------  --------------
Balance, January 1, 1995.............................  1,467,186      $ 1.30
 Granted.............................................  1,469,287      $ 6.03
 Exercised...........................................   (497,513)     $ 0.77
 Canceled............................................    (29,140)     $ 1.47
                                                      ----------      ------
Balance, December 31, 1995...........................  2,409,820      $ 4.36
 Granted.............................................  1,017,970      $17.53
 Exercised...........................................   (698,685)     $ 3.83
 Canceled............................................    (52,518)     $10.15
                                                      ----------      ------
Balance, December 31, 1996...........................  2,676,587      $ 8.98
 Granted.............................................    595,002      $16.84
 Exercised........................................... (1,777,893)     $ 7.58
 Canceled............................................    (22,061)     $12.06
                                                      ----------      ------
Balance, December 31, 1997...........................  1,471,635      $13.81
                                                      ----------      ------

  The following table summarizes information about the AccuStaff stock options of the Company's employees outstanding as of December 31, 1997:

                                          OUTSTANDING            EXERCISABLE
                                  --------------------------- ------------------
                                                     AVERAGE            AVERAGE
                                  SHARES OF AVERAGE  EXERCISE SHARES OF EXERCISE
                                  ACCUSTAFF LIFE (A)  PRICE   ACCUSTAFF  PRICE
                                  --------- -------- -------- --------- --------
$ 1.25 - $ 5.17..................   337,467   7.76    $ 2.85   238,467   $ 4.25
$ 5.80 - $ 7.96..................   202,132   7.23    $ 6.21   112,132   $ 6.77
$ 8.17 - $18.71..................   532,154   7.53    $15.90   166,354   $15.16
$18.75 - $22.22..................   225,485   8.39    $20.17    89,583   $20.96
$23.00 - $29.50..................   174,397   8.67    $25.60    76,640   $25.36
                                  ---------   ----    ------   -------   ------
Total............................ 1,471,635   7.81    $13.81   683,176   $11.58
                                  =========   ====    ======   =======   ======

  The Company follows the disclosure only provisions of SFAS No. 123, "Accounting for Stock- Based Compensation," but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the issuance of AccuStaff options to Company employees (and for an allocation of the options issued to AccuStaff employees who provide administrative services to the Company) based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been impacted as follows:

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                                         1997         1996
                                                      -----------  -----------
Net Income
As reported.......................................... $    38,663  $    22,633
Proforma compensation expense, net of tax benefit....      (1,355)      (1,329)
                                                      -----------  -----------
Proforma............................................. $    37,308  $    21,304
                                                      ===========  ===========

  The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

  The weighted average fair value at the date of grant for the AccuStaff options granted to Company employees during 1997 and 1996 were $6.16 and $4.57 respectively, and were estimated using the Black-Scholes option pricing model. The following weighted average assumptions were used to value the AccuStaff options: expected dividend yield of 0% in 1997 and 1996; expected volatility of .30 in 1997 and 1996; risk-free interest rate of 6.12% in 1997 and 5.9% in 1996; and an expected holding period of 3.4 years in 1997 and 3.5 years in 1996.

13. RELATED PARTY TRANSACTIONS:

  During 1997, the Company loaned approximately $1.8 million to an officer of the Company. The promissory note issued to the Company by the officer is collateralized by approximately 60,200 shares of common stock of AccuStaff Incorporated. The note, which bears interest at a rate of 6.8%, matures in 1999.

14. SUBSEQUENT EVENTS (UNAUDITED):

  In connection with the proposed reorganization and the subsequent spin-off, the Company and AccuStaff plan to execute and deliver a Reorganization and Spin-off Agreement and certain related agreements, the proposed forms of which are summarized below.

REORGANIZATION AND SPIN-OFF AGREEMENT

  Pursuant to the Reorganization and Spin-off Agreement, AccuStaff will transfer to the Company substantially all of the assets and liabilities associated with the Company Businesses. The Reorganization and Spin-off Agreement, among other things, will provide that the Company will indemnify AccuStaff for all liabilities relating to the Company's businesses and operations or otherwise assigned to the Company. In addition, pursuant to the Reorganization and Spin-off Agreement, AccuStaff has the option, under certain circumstances exercisable on or before the date of The Spin-off Date, to purchase at market price additional shares of Common Stock to the extent necessary to maintain beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock.

  Pursuant to the Reorganization and Spin-off Agreement, the Company will pay on or prior to the closing date of the Offering an amount to AccuStaff equal to $150 million in borrowings under its new $300 million credit facility plus the net proceeds of the Offering. The Company anticipates using the remaining balance of the Credit Facility to fund acquisitions and, from time to time, fund its working capital needs.

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

TAX DISAFFILIATION AGREEMENT

  The Company will enter into a Tax Disaffiliation Agreement with AccuStaff and its other domestic subsidiaries that will apply to income taxes attributable to the period from the Company's incorporation through the Spin-off. The agreement will set forth principles to be applied in allocating the tax liability among those entities filing returns on a consolidated or combined basis. The Tax Disaffiliation Agreement governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax periods ending or deemed to end on the date of the Spin-off. Under such agreement, adjustments to taxes that are clearly attributable to the business of one party will be borne solely by that party. In addition, any tax benefits from the deduction received by the Company as a result of the exercise of the AccuStaff portion of any Stapled Options will be paid to AccuStaff by the Company. Adjustments to all other tax liabilities generally will be borne by AccuStaff and by the Company.

EMPLOYEE BENEFITS AGREEMENT

  The Company intends to adopt a long term incentive plan, under which stock options, stock appreciation rights ("SAR's") and other awards would be granted. Details of the plan, if adopted, will be described elsewhere in this prospectus. No grants under this Plan have been made at December 31, 1997.

  Under the Employee Benefits Agreement by and between the Company and AccuStaff, certain employees of the Company will be eligible for the grant of stock options. Certain AccuStaff stock awards held by Company employees will remain outstanding as AccuStaff stock awards for a period following the Offering Closing Date.

  Pursuant to the Employee Benefits Agreement, immediately following the Spin-off, outstanding stock options granted under AccuStaff's stock option plans (collectively, "AccuStaff Stock Options") held by individuals employed by AccuStaff as of and immediately following the Spin-off Date will remain outstanding AccuStaff Stock Options, with an appropriate antidilution adjustment to reflect the Spin-off.

  Company Employees and certain AccuStaff employees who become Company Employees after the Spin-off will no longer be employees of AccuStaff or a subsidiary of AccuStaff for purposes of the AccuStaff stock option plans and the stock option agreements pursuant to which their AccuStaff Stock Options were granted. Company Employees and former AccuStaff employees who become Company Employees as a result of the Spin-off will be given the option to elect to either: (i) retain their existing AccuStaff Stock Options (with an appropriate antidilution adjustment to reflect the Spin-off), which options will remain subject to the terms and conditions (including forfeiture and termination of employment provisions) of applicable AccuStaff stock option plans and stock option agreements; or (ii) receive "Stapled Options," as defined and described below. Company Employees who elect to receive Stapled Options shall be deemed to be employees of AccuStaff for the period they remain Employees of the Company (for purposes of stock plan eligibility only) and will retain their AccuStaff Stock Options (without an antidilution adjustment to reflect the Spin-off) which will continue to vest and will remain subject to the terms and conditions of the applicable AccuStaff stock option plan and stock option award agreement. The AccuStaff Stock Options related to the Stapled Options will not be adjusted to reflect the Spin-off. Instead, in addition to their AccuStaff Stock Options, Company Employees who elect to receive Stapled Options will receive options to purchase a number of shares of the Company ("Company Stock Options") that is reflective of the pro rata distribution of Common Stock of the Company to AccuStaff stockholders in the Spin-off. Exercise of each AccuStaff Stock Option related to the Stapled Options will entitle the holder to (i) a share of AccuStaff Common Stock and
(ii) the same number of shares of Common Stock of the Company as is received by each holder of a share of

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

AccuStaff Common Stock. The Company Stock Options related to the Stapled Options will by their terms require that any exercise will have to be made jointly with the exercise of the counterpart AccuStaff Stock Options (which in turn will be adjusted to accommodate this feature in converse, and which, together with the related Company Stock Options being awarded as of the Spin-off will be referred to herein as the "Stapled Options"). The total consideration required to exercise the Stapled Options will equal the original amount required to exercise the related AccuStaff Stock Options before the Spin-off. Notwithstanding the foregoing, if either AccuStaff or the Company determines that legal, accounting, tax, and/or regulatory rules or requirements applicable to options would make compliance with any of such entity's obligations under this paragraph impossible, illegal, impracticable or unreasonably expensive, it shall so notify the other party, and AccuStaff and the Company shall use their best efforts to agree to appropriate alternative arrangements. In addition to the foregoing, any tax benefits from the deduction received by the Company as a result of the exercise of the AccuStaff portion of any Stapled Option will be paid to AccuStaff by the Company.

  At December 31, 1997, there were approximately 1.5 million shares of AccuStaff Common Stock subject to options for AccuStaff Common Stock held by Company employees. Approximately 680,000 of such options were exercisable at December 31, 1997.

SERVICES AGREEMENT

   Pursuant to a services agreement, (the "Services Agreement") AccuStaff will continue to provide certain administrative services to the Company, including
(i) payroll processing and billing services, (ii) human resources and employee benefit administration services, (iii) risk management services, (iv) MIS support services, (v) financial and purchasing and procurement services, (vi) legal services, (vii) shareholder relations services, (viii) business services, including sales and marketing support services and mergers and acquisition services, and (ix) branch support services. Under the terms of the Services Agreement, all or a portion of the services will be rendered by AccuStaff subject to the oversight, supervision, and approval of the Company, acting through its Board of Directors and Officers. The costs of such services provided to the Company will be based upon an agreed upon allocation of AccuStaff's costs for such services, which is consistent with the allocation method used in the historical financial statements and are intended to reimburse AccuStaff only for actual costs incurred in delivering the related services.

STRATEGIC MARKETING AND CROSS-SELLING AGREEMENT

  In order to continue the business opportunities available to both AccuStaff and the Company, each will grant to the other pursuant to a Strategic Marketing and Cross-Selling Agreement, a non-exclusive license to market the services of the other. Under the Strategic Marketing and Cross-Selling Agreement, AccuStaff's market development managers, paid on a cost sharing basis by both the Company and AccuStaff, shall continue to seek opportunities to cross-sell both companies' services to each other's clients.

  Prior to the Reorganization, AccuStaff entered into various agreements with customers (the "Joint Contracts") to provide the types of services offered by the Company ("Company Services") and those offered by AccuStaff ("AccuStaff Services"). Pursuant to the Strategic Marketing and Cross-Selling Agreement, AccuStaff has agreed to fulfill the obligations under each such Joint Contract to provide AccuStaff Services required to be provided thereunder in accordance with the terms and conditions thereof and the Company has agreed to fulfill the obligations under each such Joint Contract to provide the Company Services required to be provided thereunder in accordance with the terms and conditions thereof. Revenues from the Joint Contracts will be allocated in accordance with the services provided. Notwithstanding anything to the contrary in the Strategic Marketing and Cross-Selling Agreement, the obligations of the parties with respect to the Joint Contracts shall survive any termination of the Strategic Marketing and Cross-Selling Agreement.

                STRATEGIX SOLUTIONS, INC. AND SUBSIDIARES

 CREDIT FACILITY

  The Company has received a commitment from NationsBank, N.A. ("NationsBank") to provide the Company with a $300 million revolving credit facility. It is anticipated that $150 million will be outstanding at the closing date of the Offering. Advances under the Credit Facility will be available to the Company for a term of five (5) years. Advances made under the Credit Facility (i) will bear interest at a floating rate, determined on a basis of a LIBOR rate or the Prime Rate (or Federal Funds rate) plus an applicable margin, (ii) will be guaranteed by all of the Company's present and future material subsidiaries, and (iii) will be secured by a pledge of the stock of all of the Company's present and future material subsidiaries and not less than 65% of the capital stock of each material foreign subsidiary (present and future).

  The Company will be subject to certain financial covenants and operational covenants that limit the Company's ability to engage in certain transactions or undertake certain action. These covenants include: (i) a negative pledge on all of the Company's assets; (ii) maintenance of a Maximum Consolidated Leverage Ratio; (iii) a Minimum Consolidated Fixed Charge Coverage Ratio; (iv) a Maximum Consolidated Capitalization Ratio; (v) limitations on the incurrence or maintenance of any Indebtedness (as defined in the Credit Facility); (vi) with certain exceptions limitations on the sale, transfer or disposition of assets (including the Company's subsidiaries); (vii) limitations on the Company's ability to pay dividends, there being no restriction on the ability of the Company's subsidiaries to pay dividends to the Company; and (viii) limitations on changes in the control of the Company, such a change in control being deemed to occur if any person or group (including any affiliate of such person or group) shall beneficially own 30% of more of the voting power of all of the outstanding capital stock of the Company (other than as a result of the Spin-off).

  The Credit Facility will not limit the Company's ability to acquire other companies and entities without consent so long as the acquisition purchase price does not exceed 10% of the Consolidated Shareholders' Equity of the Company.

 SALE OF HEALTH CARE DIVISION

  Effective March 30, 1998, the Company sold the operations and certain assets of its Health Care division for consideration of $8.0 million consisting of $3.0 million in cash and $5.0 million in a note receivable bearing interest at 2% in excess of the prime rate due March 30, 2000. In addition, the Company retained the accounts receivable of the Health Care division of approximately $28.2 million. The transaction resulted in a gain, net of tax, of approximately $0.1 million.

15. QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                                       FOR THE
                                     FOR THE THREE MONTHS ENDED          YEAR
                                ------------------------------------    ENDED
                                MAR. 31, JUNE 30, SEPT. 30, DEC. 31,   DEC. 31,
                                  1997     1996     1997      1997       1997
                                -------- -------- --------- --------  ----------
Revenue........................ $277,248 $315,665 $338,588  $329,201  $1,260,702
Gross profit...................   60,059   71,240   76,173    77,741     285,213
Net income.....................    6,711   11,001   12,142     8,809      38,663
                                                                       FOR THE
                                     FOR THE THREE MONTHS ENDED          YEAR
                                ------------------------------------    ENDED
                                MAR. 31, JUNE 30, SEPT. 30, DEC. 31,   DEC. 31,
                                  1996     1996     1996      1996       1996
                                -------- -------- --------- --------  ----------
Revenue........................ $217,931 $255,361 $279,184  $278,955  $1,031,431
Gross profit...................   45,940   54,804   60,197    62,550     223,491
Net income.....................    6,163    8,251    8,719      (500)     22,633

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
STRATEGIX SOLUTIONS, INC.:
Condensed Consolidated Balance Sheets (unaudited) as of March 31, 1998
 and
 December 31, 1997.......................................................  F-23
Condensed Consolidated Statements of Income (unaudited) for the three months ended March 31, 1998 and 1997....................................  F-24
Condensed Consolidated Statements of Cash Flows (unaudited) for the three months ended March 31, 1998 and 1997....................................  F-25
Notes to Condensed Consolidated Financial Statements (unaudited) for the three months ended March 31, 1998 and 1997..............................  F-26

                   STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS


                         (dollar amounts in thousands)

                              MARCH 31,  DECEMBER 31,
                                1998         1997
                             ----------- ------------
                             (UNAUDITED)
           ASSETS
Current assets:
  Cash and cash
   equivalents..............  $ 14,102     $    --
  Accounts receivable, net..   193,256      195,415
  Due from associated
   offices..................    36,916       41,749
  Prepaid expenses..........     9,682        9,507
  Deferred income taxes.....     6,466        9,418
                              --------     --------
    Total current assets....   260,422      256,089
Furniture, equipment and
 leasehold improvements,
 net........................    21,589       21,210
Goodwill, net...............   193,655      189,659
Other assets................    10,311        9,581
                              --------     --------
    Total assets............  $485,977     $476,539
                              ========     ========
      LIABILITIES AND
    STOCKHOLDER'S EQUITY
Current liabilities:
  Notes payable.............  $  2,217     $  1,658
  Accounts payable and
   accrued expenses.........    35,480       33,866
  Accrued payroll and
   related taxes............    48,671       44,099
                              --------     --------
    Total current
     liabilities............    86,368       79,623
Due to parent...............    98,874       81,294
Notes payable, long-term
 portion....................    24,410       24,835
Other.......................     4,216        6,036
                              --------     --------
    Total liabilities.......   213,868      191,788
                              --------     --------
Commitments and
 contingencies (Note 2)
Stockholder's equity:
  Stockholder's net
   investment...............   272,109      284,751
                              --------     --------
    Total liabilities and
     stockholder's equity...  $485,977     $476,539
                              ========     ========

     See accompanying notes to condensed consolidated financial statements.

                   STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME


                         (dollar amounts in thousands)

                                                           THREE MONTHS ENDED
                                                         -----------------------
                                                          MARCH 31,   MARCH 31,
                                                            1998        1997
                                                         ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
Revenue.................................................  $319,046    $277,248
Cost of revenue.........................................   245,580     217,189
                                                          --------    --------
  Gross profit..........................................    73,466      60,059
                                                          --------    --------
Operating expenses:
  General and administrative............................    45,213      40,213
  Depreciation and amortization.........................     3,671       3,132
  Remittance to franchisees.............................     6,447       5,417
                                                          --------    --------
    Total operating expenses............................    55,331      48,762
                                                          --------    --------
  Income from operations................................    18,135      11,297
Interest expense........................................     1,368         475
                                                          --------    --------
Income before provision for income taxes................    16,767      10,822
Provision for income taxes..............................     6,288       4,111
                                                          --------    --------
Net income..............................................  $ 10,479    $  6,711
                                                          ========    ========


     See accompanying notes to condensed consolidated financial statements.

                   STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (dollar amounts in thousands)

                                                          THREE MONTHS ENDED
                                                        -----------------------
                                                         MARCH 31,   MARCH 31,
                                                           1998        1997
                                                        ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Cash flows from operating activities:
Net income.............................................  $ 10,479    $  6,711
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization......................     3,671       3,132
    Deferred income taxes..............................      (406)      2,555
    Changes in certain assets and liabilities:
      Accounts receivable..............................     9,624       6,346
      Due from associated offices......................     4,833        (174)
      Prepaid expenses and other assets................     1,554       1,183
      Accounts payable and accrued expenses............     1,614       3,087
      Accrued payroll and related taxes................     4,573       2,814
      Other, net.......................................    (1,286)     (2,428)
                                                         --------    --------
        Net cash provided by operating activities......    34,656      23,226
                                                         --------    --------
Cash flows from investing activities:
  Purchase of furniture, equipment and leasehold
   improvements, net of disposals......................    (2,347)     (1,057)
  Purchase of businesses, including additional earn-
   outs on acquisitions, net of cash acquired..........   (16,157)    (32,965)
                                                         --------    --------
        Net cash used in investing activities..........   (18,504)    (34,022)
                                                         --------    --------
Cash flows from financing activities:
  Increase in due to parent ...........................    17,580         --
  Borrowings on indebtedness ..........................     3,491      13,375
  Transfers to parent .................................   (23,121)    (15,762)
                                                         --------    --------
    Net cash used in financing activities..............    (2,050)     (2,387)
                                                         --------    --------
Net increase (decrease) in cash and cash equivalents...    14,102     (13,183)
Cash and cash equivalents, beginning of period.........       --       13,183
                                                         --------    --------
Cash and cash equivalents, end of period...............  $ 14,102    $    --
                                                         ========    ========

     See accompanying notes to condensed consolidated financial statements.

                  STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (unaudited)
                         (dollar amounts in thousands)

1. BACKGROUND AND BASIS OF PRESENTATION:

  Strategix Solutions, Inc. (the "Company") is currently a wholly-owned subsidiary of AccuStaff Incorporated ("AccuStaff"). AccuStaff has announced its intention to distribute to its stockholders, subject to certain conditions, all of its interest in the Company following the Offering and before December 31, 1999.

  The accompanying financial statements reflect the results of operations, financial position and cash flows of the businesses that will be transferred to the Company from AccuStaff (the "Company Businesses") pursuant to a reorganization announced by AccuStaff (the "Reorganization") as if the Company were a separate entity for all periods presented. The consolidated financial statements have been prepared primarily using the historical basis in the assets and liabilities and historical results of operations related to the Company Businesses. Changes in stockholder's net investment represent the net income of the Company and net cash transfers to or from AccuStaff. Additionally, the condensed consolidated financial statements include the allocation of certain expenses relating to the Company's Businesses that will be transferred to the Company from AccuStaff. Management believes these allocations are reasonable. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated.

  The liabilities of the Company include outstanding direct and third-party indebtedness and the amounts of allocated AccuStaff debt and related interest expense as discussed in Note 14 to the December 31, 1997 consolidated financial statements of the Company. The allocated AccuStaff debt is shown as "Due to parent" on the consolidated balance sheets. Interest expense shown in the financial statements includes interest expense charged to the Company associated with the allocated borrowings for each period presented using a rate that approximates the weighted average interest rate outstanding during each period presented. General corporate overhead related to AccuStaff's corporate headquarters and common support divisions, where not specifically identified, has been allocated to the Company based on the ratio of the Company's revenues, operating income and assets to AccuStaff's revenues, operating income and assets. Management believes these allocations are reasonable. However, the costs of these services charged to the Company are not necessarily indicative of the costs that would have been incurred by the Company if the Company had performed these functions as a stand alone entity. Subsequent to the reorganization, the Company will perform these functions using its own resources or purchased services and will be responsible for the costs and expenses associated with the management of a stand alone public corporation. Additionally, income taxes are presented as if calculated on a separate tax return basis.

  The financial information included herein may not necessarily reflect the consolidated results of operations, financial position and cash flows of the Company in the future or what they would have been had it been a separate, stand-alone entity during the periods presented.

  The condensed consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the SEC, and in the opinion of Management, include all adjustments necessary for a fair presentation of the results of operations, financial position and cash flows for each period shown. All adjustments are of a normal and recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations. The

                  STRATEGIX SOLUTIONS, INC. AND SUBSIDIARIES

December 31, 1997 condensed consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. It is suggested that these financial statements be read in conjunction with the December 31, 1997 financial statements and notes thereto included elsewhere in the Prospectus.

2. CONTINGENCIES:

  The Company is from time to time subject to routine complaints incidental to the business. The Company believes that the results of any complaints and proceedings will not have a materially adverse effect on the Company's financial condition.

3. RECENT ACCOUNTING PRONOUNCEMENTS:

  During 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for the Company's 1998 fiscal year. Management does not believe that the Company has material other comprehensive income which would require separate disclosure.

  Additionally, during 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires, among other things, that certain general and financial information be disclosed for reportable operating segments of a company. SFAS No. 131 is effective for the Company's 1998 fiscal year. The Company is currently evaluating the effects of SFAS No. 131 on its disclosure format.

  During 1998, the American Institute of Certified Public Accountants' Executive Committee issued Statement of Position Number 98-1 (SOP 98-1), Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Management believes that the Company is substantially in compliance with this pronouncement and that the implementation of this pronouncement will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

4. SALE OF HEALTH CARE DIVISION

  Effective March 30, 1998, the Company sold the operations and certain assets of its Health Care division for consideration of $8.0 million consisting of $3.0 million in cash and $5.0 million in a note receivable bearing interest at 2% in excess of the prime rate due March 30, 2000. In addition, the Company retained the accounts receivable of the Health Care division of approximately $28.2 million. The transaction resulted in a gain, net of tax, of approximately $0.1 million.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Robert W. Baird & Co. Incorporated and Lehman Brothers Inc., are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF
                                                                     SHARES OF
                            UNDERWRITER                             COMMON STOCK
                            -----------                             ------------
Goldman, Sachs & Co................................................
Robert W. Baird & Co. Incorporated.................................
Lehman Brothers Inc................................................
                                                                        ----
  Total............................................................
                                                                        ====

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $    per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $    per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of
them, as shown in the foregoing table, bears to the     shares of Common Stock
offered.

  The Company and AccuStaff have each agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than to effectuate the Spin-off or pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the offering or shares purchased by AccuStaff pursuant to the Stock Option. See "Certain Relationships and Related Transactions--Reorganization and Spin-off Agreement--Stock Option."

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

  Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  Application has been made to list the Common Stock on the NYSE under the symbol "STG". In order to meet one of the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

  The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

                           STRATEGIX SOLUTIONS, INC.



(Pictures of Employees                          Strategix Solutions, Inc.
and Office Equipment)
                                                Specialized Solutions

                                                Office Specialists

                                                EXCEL Temporary Services


                                                RMG The Richard Michael Group


                                                THE PLACERS, INC.


                                                Hi-end office support and office
                                                automation resources, mid-level
                                                information technology staffing,
                                                Web-site design and development,
                                                and scientific skills


                                                Strategix (R)

                                                HR Management Services, Inc.


                                                Turn-key outsourcing services

                                                MindSharp Learning Centers

                                                Wide range of end-user IT
                                                training

                                                e-Staff Electronic Talent

                                                Services such as desktop
                                                publishing

                                                Traditional Staffing

                                                AccuStaff (TM)



A leading national provider of business services that primarily include diversified staffing and outsourcing services through two divisions: Specialized Solutions and Traditional Staffing Services.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SITUATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   9
The Reorganization and
 Proposed Spin-off.......................................................  16
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Pro Forma Consolidated Financial Statements..............................  20
Selected Consolidated Financial Data.....................................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  36
Management...............................................................  49
Certain Relationships and Related Transactions...........................  56
Principal Stockholder....................................................  62
Ownership of AccuStaff Stock.............................................  63
Description of Capital Stock.............................................  64
Shares Eligible for Future Sale..........................................  67
Legal Matters............................................................  69
Experts..................................................................  69
Available Information....................................................  69
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

                                  -----------

 THROUGH AND INCLUDING    , 1998 (THE 25TH DAY AFTER THE DATE OF THE
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 [   ] SHARES

                                STRATEGIX

                             SOLUTIONS, INC.

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                                  -----------

                                   LOGO
                   OF STRATEGIX SOLUTIONS, INC. APPEARS HERE
                                  -----------

                             GOLDMAN, SACHS & CO.

                             ROBERT W. BAIRD & CO.
                                 INCORPORATED

                                LEHMAN BROTHERS

                            REPRESENTATIVES OF THE
                                 UNDERWRITERS


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The Company has agreed to pay all expenses in connection with the issuance and distribution of the securities being registered. The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are:

      Securities and Exchange Commission registration fee........... $   51,625
      NASD Filing Fee...............................................     18,000
      New York Stock Exchange listing...............................     62,450
      Blue Sky fees and expenses....................................      7,000
      Legal fees and expenses.......................................    500,000
      Accounting fees and expenses..................................    500,000
      Transfer Agent fees and expenses..............................      3,000
      Printing, engraving and postage expenses......................    170,000
      Miscellaneous.................................................     50,000
                                                                     ----------
        Total....................................................... $1,362,075
                                                                     ==========

--------
*To be filed by amendment.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

  Article IV of the Company's By-laws provides for indemnification by the Company of its directors, officers and employees to the fullest extent permitted by the DGCL. The Company's By-laws also provide that the Company may purchase insurance on behalf of one or more of its directors. The Company has purchased insurance to protect directors, officers, employees or other agents and the Company from any liability asserted against them for acts taken or omissions occurring in their capacities as such.

  Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation provides for such limitation of liability.

  Reference is also made to Section 8(b) of the Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement for information concerning the Underwriters' obligation to indemnify the Company and its officers and directors in certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

      1.1   -- Form of Underwriting Agreement
      2.1   -- Form of Reorganization and Spin-off Agreement by and between
               AccuStaff Incorporated and Strategix Solutions, Inc.
      3.1   -- Form of Amended and Restated Certificate of Incorporation
      3.2   -- Form of Amended and Restated By-laws
      4.1   -- Form of Certificate for shares of Common Stock
      5.1   -- Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.
     10.1 -- Form of Services Agreement by and between AccuStaff Incorporated and Strategix Solutions, Inc.
     10.2   -- Form of Tax Disaffiliation Agreement by and between AccuStaff
               Incorporated and Strategix Solutions, Inc.
     10.3 -- Form of Strategic Marketing and Cross-Selling Agreement by and between AccuStaff Incorporated and Strategix Solutions, Inc.
     10.4   -- Form of Employee Benefit Agreement by and between AccuStaff
               Incorporated and Strategix Solutions, Inc.
     10.5   -- Form of Indemnification Agreement for the Directors and
               Executive Officers of Strategix Solutions, Inc.
     10.6   -- Form of Employment Agreement for Lawrence E. Derito
     10.7   -- Form of Employment Agreement for Allen J. Gershlak
     10.8   -- Form of Employment Agreement for Lawrence S. Bartlett
     10.9   -- Form of Employment Agreement for Stephen A. Maggio
     10.10  -- Credit Agreement by and between NationsBank, N.A. and Strategix
               Solutions, Inc.
     10.11  -- Omnibus Incentive Plan
     11.1   -- Statement re computation of per share earnings
     21.1   -- List of Subsidiaries
     23.1   -- Consent of PricewaterhouseCoopers LLP
     23.2   -- Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in
               Exhibit 5.1)
     24.1 -- Power of Attorney (included with the signatures in Part II of this Registration Statement)
     27.1   -- Financial Data Schedule

  (b) Financial Statement Schedules

  None required.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under "Item 14, Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment to the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430a and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 of the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on July 20, 1998.

                                          Strategix Solutions, Inc.
                                          (Registrant)

                                                          *
                                          By: _________________________________
                                                      Derek E. Dewan
                                            Chairman of the Board of Directors

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  *                    Chairman of the          July 20, 1998
-------------------------------------  Board of Directors
           DEREK E. DEWAN              (Principal Executive
                                       Officer)

                  *                    Vice Chairman and        July 20, 1998
-------------------------------------  Chief Executive
         LAWRENCE D. DERITO            Officer

                  *                    Senior Vice              July 20, 1998
-------------------------------------  President and
          MICHAEL D. ABNEY             Director

                  *                    Director                 July 20, 1998
-------------------------------------
           PETER J. TANOUS

                  *                    Director                 July 20, 1998
-------------------------------------
        JOHN K. ANDERSON, JR.

        /s/ Robert P. Crouch           Vice President and       July 20, 1998
-------------------------------------  Controller
          ROBERT P. CROUCH             (Principal
                                       Accounting Officer)

                  *                    Senior Vice              July 20, 1998
-------------------------------------  President and Chief
        LAWRENCE S. BARTLETT           Financial Officer
                                       (Principal Financial
                                       Officer)
*By: ________________________________/s/ Robert P. Crouch
         (attorney-in-fact)

                                 EXHIBIT INDEX

   EXHIBITS
     1.1     -- Form of Underwriting Agreement*
     2.1     -- Form of Reorganization and Spin-off Agreement by and between
                AccuStaff Incorporated and Strategix Solutions, Inc.*
     3.1     -- Form of Amended and Restated Certificate of Incorporation*
     3.2     -- Form of Amended and Restated By-laws*
     4.1     -- Form of Certificate for shares of Common Stock*
     5.1     -- Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.*
    10.1     -- Form of Services Agreement by and between AccuStaff
                Incorporated and Strategix Solutions, Inc.*
    10.2     -- Form of Tax Disaffiliation Agreement by and between AccuStaff
                Incorporated and Strategix Solutions, Inc.*
    10.3     -- Form of Strategic Marketing and Cross-Selling Agreement by and
                between AccuStaff Incorporated and Strategix Solutions, Inc.*
    10.4     -- Form of Employee Benefit Agreement by and between AccuStaff
                Incorporated and Strategix Solutions, Inc.*
    10.5     -- Form of Indemnification Agreement for the Directors and
                Executive Officers of Strategix Solutions, Inc.*
    10.6     -- Form of Employment Agreement for Lawrence E. Derito.*
    10.7     -- Form of Employment Agreement for Allen J. Gershlak.*
    10.8     -- Form of Employment Agreement for Lawrence S. Bartlett*
    10.9     -- Form of Employment Agreement for Stephen A. Maggio*
    10.10    -- Credit Agreement by and between NationsBank, N.A. and Strategix
                Solutions, Inc.**
    10.11    -- Form of Omnibus Incentive Plan*
    11.1     -- Statement re computation of per share earnings**
    21.1     -- List of Subsidiaries*
    23.1     -- Consent of PricewaterhouseCoopers LLP*
    23.2     -- Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in
                Exhibit 5.1)
    24.1     -- Power of Attorney***
    27.1     -- Financial Data Schedule*

--------
*  Indicates document filed herewith.
** To be filed by amendment.

*** Previously filed.